Annual Report 2014

uniQure N.V.

Amsterdam, May 1, 2015

uniQure N.V.  Annual Report 2014

Management Board Report

Introductory statements

Forward-Looking Statements

This Annual Report and the consolidated Financial Statements on Form 20-F as filed with the SEC contain forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides a safe harbor from civil litigation for forward-looking statements accompanied by meaningful cautionary statements. Except for historical information, this report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, which may be identified by words such as “estimates”, “anticipates”, “projects”, “plans”, “seeks”, “may”, “will”, “expects”, “intends”, “believes”, “should” and similar expressions, or the negative versions thereof, and which also may be identified by their context. Such statements, whether expressed or implied, are based upon our current expectations and speak only as of the date made. We assume no obligation to update or revise any forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized. These statements are subject to various risks, uncertainties and assumptions. Our actual results of operations may differ materially from those stated in or implied by such forward-looking statements as a result of a variety of factors, including those described under “Risk Factors” and elsewhere in this Annual Report.

Explanatory Note to Shareholders

On January 20, 2014, the general meeting of shareholders of the Company approved, and on January 21, 2014 the Supervisory Board of the Company confirmed, a 5- for-1 consolidation of shares, which had the effect of a reverse share split, that became effective on January 31, 2014.

All share, per-share and related information presented in the financial statements and accompanying footnotes has been retroactively adjusted, where applicable, to reflect the impact of the reverse share split.

Bristol-Myers Squibb Collaboration

On April 6, 2015, we entered into an agreement with Bristol-Myers Squibb, or BMS, that provides BMS exclusive access to uniQure’s gene therapy technology platform for multiple targets in cardiovascular and other target-specific disease areas. The collaboration includes our proprietary congestive heart failure gene therapy candidate, which has demonstrated in advanced preclinical models that it can restore the ability to synthesize S100A1, a calcium sensor and master regulator of heart function, and increase survival rates after myocardial infarction. In addition, we will collaborate with BMS on up to nine additional gene therapy targets addressing a broad range of heart conditions and other target-specific disease areas. We will be responsible for discovery, preclinical development, and CMC, and will provide BMS our vector technologies and access to our industrial, proprietary insect-cell based manufacturing platform. uniQure will be responsible for CMC portions of regulatory filings and will co-operate with BMS in the preparation of all regulatory materials and interactions with regulatory authorities. BMS will be responsible for clinical development and all commercial activities across all programs.

The financial terms include guaranteed, near-term payments to us of approximately $102 million, including an upfront payment of $50 million to be made at the closing of the transaction. The closing of the transaction is expected to occur in the second quarter of 2015 subject to Hart-Scott-Rodino clearance and customary closing conditions. An additional $15 million payment is to be received following the selection of three additional collaboration targets, in addition to the S100A1 program, within three months of the closing. An initial equity investment in uniQure will be made for a number of shares that will equal 4.9% of the total number of shares outstanding following such issuance, at a purchase price of $33.84 per share, or approximately$37 million in total. This investment is expected to be completed in the second quarter of 2015. BMS is also obligated to make an additional equity investment in uniQure for a number of shares that will equal 5.0% of the total number of shares outstanding following such issuance by December 31, 2015 and will be granted two warrants to acquire at its option up to an additional 10% equity interest, at a premium to market, based on additional targets being introduced into the collaboration.

The parties have also agreed to enter into a supply contract, under which uniQure will undertake the manufacturing of all gene therapy products under the collaboration. uniQure will be eligible to receive research, development and regulatory milestone payments, including up to $254 million for the lead S100A1 therapeutic and up to $217 million for each other gene therapy product potentially developed under the collaboration, assuming designation of all targets by BMS and achievement of all milestones. uniQure is also eligible to receive target designation fees, net sales based milestone payments and compensation on net product sales based on single- to double-digit percentages of net sales.

On April 9, 2015 the Company announced the pricing of its follow-on public offering of 3,000,000 ordinary shares at price to the public of $29.50 per ordinary share. After deducting underwriting discounts but before share issuance expenses, the net proceeds of the follow-on public offering were $83.2 million (€77.2 million). In addition, uniQure granted the underwriters a 30-day option to purchase up to an additional 450,000 ordinary shares from uniQure at the public offering price, less underwriting discounts. The offering closed on April 15, 2015. The securities are being offered pursuant to a shelf registration statement on Form F-3 filed with the Securities Exchange Commission (the “SEC”) on March 3, 2015 and declared effective on March 13, 2015.

Glybera Regulatory Status

On April 8, 2015, the Company received a copy of a preliminary assessment report on Glybera prepared by the rapporteur designated by the Committee for Advanced Therapies (CAT), which is the committee that advises the Committee for Human Medicinal Products (CHMP) on gene therapies.  The preliminary report was a response to the Company’s submission to the European Medicines Agency (EMA) on September 5, 2014 of a Type II variation, which proposed an amendment to the Glybera Summary of Product Characteristics (SPC) to reflect certain information from the six year follow up data included in the Company’s final clinical study report.  The preliminary assessment report, which represented the sole view of the rapporteur, stated that Glybera lacked efficacy and therefore the benefit-risk balance was negative. The rapporteur’s preliminary report was provided to the CAT for further discussion in advance of the CAT’s monthly meeting on April 16-17.

On April 24, the Company received a copy of the final assessment report prepared by the CAT and endorsed by the CHMP, which states the following:

“At the April CAT meeting, the CAT discussed the negative rapporteur recommendation on the benefit risk of Glybera. The CAT did not agree with the negative view of the rapporteur and concluded by majority on the following recommendation presented below:

“The efficacy of Glybera needs to be considered in its totality as defined in the initial approval taking into account, the criteria considered at time of initial approval:

•                  the persistence of LPL (lipoprotein lipase) activity

•                  the evidence of an effect on lipids, in particular the post prandial CM (chylomicron),

•                  the evidence presented on the reduction in the rate of pancreatitis”

In accordance with the Company’s Type II variation request, the CAT will continue to evaluate the six year follow up data and has requested supplemental information, which the Company is currently preparing.

On April 28, the Company informed the Federal Joint Committee (G-BA), which is responsible for the commercialization of Glybera in Germany, of its receipt of the final assessment report from the CAT.  Previously, the G-BA had put its ongoing benefit assessment of Glybera on hold to await the final assessment of the CAT and the CHMP regarding benefit/risk.  Based on the recommendations stated in the final assessment report, the Company has requested the G-BA to immediately resume its benefit assessment of Glybera.

The Company continues to believe that the clinical data from its Glybera development program, including the six-year follow-up data, support the long-term value and efficacy.  However, the Company can provide no assurance regarding the final conclusions of the EMA and G-BA.  Any adverse outcomes could require the Company to expend significant additional resources to support its conclusions or could have a material negative impact on the revenue expectations for Glybera.

Business Overview

2014 Corporate Highlights

2014 was an important year as we continued to strengthen our financial position and leadership in the field of gene therapy.

Pipeline Updates

Hemophilia B:  As of the end of the first quarter 2015, the Company has initiated the first clinical trial site in Germany for its clinical trial in Hemophilia B patients and anticipates providing top-line data and initial results on this trial in the second half of 2015.

Sanfilippo B: The Company expects clinical data from its collaborator-sponsored Sanfilippo B program with Institut Pasteur will be available in the second half of 2015 and plans to present those results at a relevant scientific meeting.

Glybera®: In early 2016, the Company expects to commence an additional clinical evaluation of Glybera® (alipogen tiparvovec) to be included in a future BLA submission with the FDA.  The clinical trial will include next-generation manufacturing process enhancements, which are currently being implemented.

In June 2014, uniQure presented six-year follow-up data with commercialization partner Chiesi from Glybera-treated patients.  The analysis demonstrated that after a single administration of Glybera, patients have experienced reductions in both the frequency and severity of pancreatitis, long-term clinical benefits that reduce the burden on healthcare resources.

Acute Intermittent Porphyria (AIP): In October 2014, the Company announced together with the AIPGENE Consortium top-line, one year follow-up analysis of a completed Phase I dose-escalation clinical trial testing an AAV5-PBGD gene therapy candidate (AMT-021) in AIP patients.  The preliminary analysis of the data confirmed the safety and successful transduction of patient’s liver cells with the porphobilinogen deaminase gene (PBGD) using uniQure’s proprietary AAV5 viral vector, as previously indicated in the interim analysis presented in May.

Parkinson’s Disease:  As of mid-year 2014, uniQure’s partnership with UCSF and NIH for Parkinson’s disease completed dosing of all six patients in the first cohort of the ongoing clinical trial.

Other Business Development and Commercial Updates

Glybera Commercialization:  uniQure’s commercialization partner Chiesi has submitted price and reimbursement dossiers in key European countries in order to make Glybera accessible to patients. Glybera is officially available to doctors in Germany.  The price has also been accepted by the Department of Health and published in the United Kingdom.  Based on an assessment report provided to uniQure and the Committee for Advanced Therapeutics (CAT) by the MHRA, a designated rapporteur, the Federal Joint Committee (G-BA), the regulators responsible for the commercialization of Glybera in Germany, have put the ongoing benefit assessment of Glybera on hold to await the final assessment of the CAT and the CHMP regarding benefit/risk later this month.

Acquisition of InoCard:  In August 2014, uniQure announced the acquisition of InoCard GmbH, an innovative, early-stage biotechnology company focused on the development of gene therapy approaches for cardiac diseases. InoCard has developed a novel gene therapy for the one-time treatment of congestive heart failure, a rapidly progressing disease affecting 26 million people worldwide. InoCard founders Prof. Patrick Most and Prof. Hugo Katus joined uniQure as

Managing Director of uniQure Germany and Chairman of the Scientific Advisory Board, for Cardiovascular Diseases, respectively.

Collaboration with Treeway:  In January 2015, uniQure entered into a license and collaboration agreement with Treeway B.V., a private company founded by entrepreneurs Bernard Muller and Robbert Jan Stuit, both diagnosed with amyotrophic lateral sclerosis, or ALS, to develop a gene therapy treatment for ALS.

Technology Platform Collaborations:  In January 2014, uniQure entered into a collaboration and license agreement with 4D Molecular Therapeutics (“4D”) for the discovery and optimization of next-generation AAV vectors. uniQure gained exclusive access to 4D’s AAV vector discovery and optimization technology for gene delivery to the central nervous system and liver. The Company expects to make a preliminary selection of new synthetic vectors in the first half of 2015.

In January 2015, uniQure entered into a collaborative license agreement with Synpromics Limited to strengthen its technology platform with respect to therapeutic indications that require high-level therapeutic gene expression or comprise large therapeutic genes. uniQure will exclusively own the results of this collaborative effort.

Other Corporate Highlights

Human Resources:  In January 2015, uniQure announced the appointment of Matt Kapusta to Chief Financial Officer.

In April 2014, uniQure announced the appointment of Eric Goossens as its Chief Operating Officer and Deya Corzo, M.D. as its Vice President, Medical Affairs for the U.S.

In June 2014, uniQure announced Will Lewis will join the Company’s supervisory board.

Infrastructure:  As of early 2015, the Company completed the build out of the Lexington, Massachusetts 53,000 sq. ft. (4,924 m2) manufacturing facility which now houses over 40 employees.

Financial Highlights

On February 5, 2014, uniQure completed IPO on NASDAQ, placing 5,400,000 shares at $17 per share, raising a total of gross $91.8 million (€67.3 million). On such date the Company also reclassified its class A, B and C ordinary shares as ordinary shares.

In July 2014, uniQure announced the closing of an additional $10 million venture debt loan with Hercules Technology Growth Capital, Inc.

Licensing and collaboration revenues for the 12 months ended December 31, 2014 were €4.7 million, compared with €2.9 million in 2013.  The collaboration revenues are related to development activities that were reimbursable by Chiesi under the Company’s co-development agreement for hemophilia B. The license revenues reflect the amortization of the upfront received from Chiesi in July 2013.

Research and development expenses were €33.9 million for the 12 months ended December 31, 2014, compared to €13.2 million for the comparable period in 2013. This increase reflected the expansion of our research and development activities to support our hemophilia B program and our other product candidates and research programs, as well as the build-up of staff in our Lexington facility. In addition, as part of our strategic collaboration with 4D Molecular Therapeutics, entered into in January 2014, we incurred increased research and development expenses related to certain share-based payments of €6.3 million in relation to the management of 4D Molecular Therapeutics.

Selling, general and administrative expenses were €11.2 million for the 12 months ended December 31, 2014, compared to €11.6 million in 2013.  This decrease resulted principally from higher legal and audit related expenses incurred in 2013 associated with the preparation of our initial public offering, partially offset by an increase in expenses related to being a public company, and the continued build-out of the administrative functions.

Net loss for the full year 2014 was €37.0 million or €2.16 per share, compared to €26.8 million or €2.48 per share for the full year 2013.

General Information

History and Development of the Company

uniQure was incorporated on January 9, 2012 as a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) under the laws of the Netherlands. Our business was founded in 1998 and was initially operated through our predecessor company, Amsterdam Molecular Therapeutics (AMT) Holding N.V, or AMT. In 2011, AMT undertook a corporate reorganization, pursuant to which uniQure B.V. acquired the entire business and assets of AMT and completed a share-for-share exchange with the shareholders of AMT in the first half of 2012.

Effective February 10, 2014, in connection with our initial public offering and pursuant to a deed of amendment and conversion, we converted into a public company with limited liability (naamloze vennootschap). Our legal name changed from uniQure B.V. to uniQure N.V. at the time of the conversion.

Our company is registered with the Dutch Trade Register of the Chamber of Commerce (handelsregister van de Kamer van Koophandel en Fabrieken) in Amsterdam, the Netherlands under number 54385229. Our corporate seat is in Amsterdam, the Netherlands, and our registered office is located at Meibergdreef 61, Amsterdam 1105 BA, the Netherlands, and our telephone number is +31 20 240 6000. Our website address is www.uniqure.com.

Information on our website is not incorporated by reference into this Annual Report or any other report we file with or furnish to the SEC. Our ordinary shares are traded on the NASDAQ Global Select Market under the symbol “QURE”.

Business Overview

We are a leader in the field of gene therapy and have a technology platform that we use as the basis for our proprietary and collaborative product lines across multiple therapeutic areas. Our core gene therapies include AMT-060 for the treatment of hemophilia B, in which we initiated a Phase I/II clinical trial in the first quarter of 2015; our preclinical S100A1 therapeutic for the treatment of congestive heart failure and Glybera, the first and currently the only gene therapy product to receive regulatory approval in the European Union.

Our aim is to make gene therapy a mainstay of modern medicine by:

• using our technology platform to develop our own programs in liver-based diseases, cardio/metabolic diseases, and central nervous system, or CNS, diseases. Our focus is on areas in which we believe the modular nature of our approach offers the potential to reduce development risk, cost and time to market by allowing us to advance multiple programs using validated components of our technology and relying on safety and efficacy data from earlier clinical studies;

• sponsoring and acquiring additional early-stage programs in these areas from other biopharmaceutical companies and academic investigators;

• enhancing and accelerating these programs through our modularized research and development platform and our experience in the EU and FDA regulatory environments for gene therapies;

• applying our proprietary, commercial-scale manufacturing process to produce high quality material for our own and our collaborators’ programs; and

• collaborating with pharmaceutical companies with the necessary expertise to enhance our late-stage therapy development and maximize the value of our therapies at the commercialization stage.

We believe that our technology platform and strategic collaborations place us at the forefront of gene therapy within our chosen therapeutic areas. Our transgene delivery system is based on common, adeno-associated viruses, or AAV, which we believe are safe and effective delivery methods for efficient expression of transgenes. We have the exclusive or non-exclusive rights to natural AAV serotypes for lipoprotein lipase deficiency, or LPLD, liver and CNS applications and the capability to identify and develop synthetic AAV vectors that are designed to optimize the expression of a particular transgene in specific tissue types. We produce our AAV-based vectors in our own facilities with a proprietary, commercial-scale, consistent, manufacturing process using insect cells and baculoviruses, a common family of viruses found in invertebrates.

We believe our Lexington, Massachusetts-based facility, which is currently being qualified, is one of the world’s leading, most versatile, gene therapy manufacturing facilities. We believe this technology platform, combined with our know-how derived from achieving the first regulatory approval of a gene therapy in the European Union, provides us a significant advantage in bringing our gene therapy products to the market ahead of our competitors.

We seek to develop gene therapies targeting a range of liver-based, cardio/metabolic and CNS indications, from ultra-orphan diseases, such as LPLD (for which Glybera is designated), to orphan diseases such as hemophilia B and Sanfilippo B syndrome, to common diseases that affect far larger populations, such as congestive heart failure and Parkinson’s disease. The core of our approach is our modular technology backbone, which allows us to advance our programs in multiple therapeutic areas using validated components of our technology and safety and efficacy data from earlier clinical studies, in multiple therapeutic areas, with the potential to reduce development risk, cost and time to market. As part of our strategy, we are accessing important medical expertise for our therapeutic focuses through strong ties with academic thought leaders and clinical institutions.

For cardio/metabolic diseases we are building a center of expertise in our German subsidiary, uniQure GmbH, in close cooperation with leading academic clinicians and surgeons at the university hospital and heart center in Heidelberg, Germany. Our CNS activities are based on collaborations with the University of California at San Francisco, the National Institutes of Health, and the Institut Pasteur, Paris, France. Our hemophilia B product originates from St. Jude Children’s research Hospital in Memphis, Tennessee. We also seek to collaborate with or acquire emerging companies within our chosen therapeutic areas that are conducting or sponsoring early-stage clinical trials.

Our collaborations allow us to cost-effectively obtain access to pre-clinical and early-stage programs without expending significant resources of our own. We generally have the rights to the data generated in these collaborator-sponsored programs, but do not control their design or timing. Our collaboration programs include gene therapy candidates for Parkinson’s disease, Sanfilippo B syndrome, Acute Intermittent Porphyria and amyotrophic lateral sclerosis.

Bristol-Myers Squibb Collaboration

On April 6, 2015, we entered into an agreement with BMS that provides BMS exclusive access to uniQure’s gene therapy technology platform for multiple targets in cardiovascular and other target-specific disease areas. The collaboration includes our proprietary congestive heart failure gene therapy candidate, which has demonstrated in advanced preclinical models that it can restore the ability to synthesize S100A1, a calcium sensor and master regulator of heart function, and increase survival rates after myocardial infarction. In addition, we will collaborate with BMS on up to nine additional gene therapy targets addressing a broad range of heart conditions and other target-specific disease areas. We will be responsible for discovery, preclinical development, and CMC, and will provide BMS our vector technologies and access to our industrial, proprietary insect-cell based manufacturing platform. uniQure will be responsible for CMC portions of regulatory filings and will co-operate with BMS in the preparation of all regulatory materials and interactions with regulatory authorities. BMS will be responsible for clinical development and all commercial activities across all programs.

The financial terms include guaranteed, near-term payments to us of approximately $102 million, including an upfront payment of $50 million to be made at the closing of the transaction. The closing of the transaction is expected to occur in the second quarter of 2015 subject to Hart-Scott-Rodino clearance and customary closing conditions. An additional $15 million payment is to be received following the selection of three additional collaboration targets, in addition to the S100A1 program, within three months of the closing. An initial equity investment in uniQure will be made for a number of shares that will equal 4.9% of the total number of shares outstanding following such issuance, at a purchase price of $33.84 per share, or approximately $37 million in total. This investment is expected to be completed in the second quarter of 2015. BMS is also obligated to make an additional equity investment in uniQure for a number of shares that will equal 5.0% of the total number of shares outstanding following such issuance by December 31, 2015 and will be granted two warrants to acquire at its option up to an additional 10% equity interest, at a premium to market, based on additional targets being introduced into the collaboration. The parties have also agreed to enter into a supply contract, under which uniQure will undertake the manufacturing of all gene therapy products under the collaboration.

uniQure will be eligible to receive research, development and regulatory milestone payments, including up to $254 million for the lead S100A1 therapeutic and up to $217 million for each other gene therapy product potentially developed under the collaboration, assuming designation of all targets by BMS and achievement of all milestones. uniQure is also eligible to receive target designation fees, net sales based milestone payments and compensation on net product sales based on single- to double-digit percentages of net sales.

Our Gene Therapy Development Platform

Our gene therapy approach seeks to treat the causes of genetic diseases by enabling patients to effectively express a missing or deficient protein. To accomplish this, Glybera and our product candidates are designed to deliver a functional gene, or transgene, through a delivery system called a vector. Our approach is designed to be modular, in that it may allow us to efficiently develop, manufacture and seek regulatory approval for multiple gene therapies generally using the same principal components and manufacturing platform. In some cases, we believe that the disease-specific gene and potentially the tissue-specific promoters will be the only components we need to change to target a new disease in a particular tissue. Combining this with the validated quality and safety of our manufacturing platform across our products, we believe that we can cross-reference data between products, and thereby—on a case by case basis—we may be able to reduce the overall preclinical and clinical development activities required to obtain regulatory approval, and reduce significantly the overall development risk, time and cost.

The key components of our gene therapy approach are:

• Therapeutic genes. We design our gene therapies to deliver into the body’s cells a transgene that encodes, or provides the blueprint for the expression of, a therapeutic protein. The transgene is carried in a gene cassette, or DNA sequence that encodes the specific genes and that includes DNA promoters that direct expression in specific tissues. We either develop our own gene cassettes or in-license them, often as part of our collaborations with academic research institutions and biotechnology and pharmaceutical companies. In-licensing gene cassettes provides us access to key intellectual property and allows us to build upon our collaborators’ scientific expertise and financial investment, as well as their preclinical and, in some cases, clinical development efforts.

• AAV-based vector delivery system. We deliver the gene cassette to the target tissue using an engineered, non-replicating viral vector delivery system based on AAV, a common virus that affects humans but does not cause disease. We believe that AAV is the vector of choice for most in vivo gene therapy applications, such as ours, in which the functional gene is introduced directly into the patient’s body. We use different variants, or serotypes, of AAV, each of which selectively targets particular tissues. In the case of diseases for which relatively modest levels of gene expression may result in therapeutic benefit, we expect that we will be able to achieve adequate levels of expression using existing, naturally derived AAV serotypes. In the case of diseases for which higher levels of gene expression may be required for therapeutic benefit; however, we believe we may need access to more potent vectors than are currently available.

To complement our internal development efforts in this regard, in January 2014 we entered into a collaboration and license agreement with 4D Molecular Therapeutics, or 4D, a private biotechnology company with a team that we believe is a leader in AAV vector discovery and optimization. 4D uses directed evolution techniques, which involve an iterative selection process in which researchers screen libraries of mutant AAV variants to identify those that are expected to have optimal properties for achieving higher levels of gene expression.

In January 2015, we entered into a collaborative license agreement with Synpromics Limited to strengthen our technology platform with respect to therapeutic indications that require high-level therapeutic gene expression or comprise large therapeutic genes. We will exclusively own the results of this collaborative effort. In more than 80 gene therapy clinical studies conducted by us or third parties, AAV-based vectors raised no material safety concerns. AAV-based vectors have also demonstrated sustained expression in target tissue in non-human primates for more than five years. In the hemophilia B Phase I/II clinical trial described below, St. Jude Children’s Research Hospital in Memphis, Tennessee, or St. Jude, has reported expression in target tissue in humans for more than four years after a single treatment.

• Administration technologies. We and our collaborators are developing expertise in utilizing a variety of administration technologies to optimize the introduction of our gene therapy vectors to effectively deliver the transgene into the tissues and organs relevant to the indications we are targeting.

• Scalable, proprietary manufacturing process. We produce our AAV-based vectors in our own facilities with our proprietary manufacturing process, which uses insect cells and baculoviruses, a common family of viruses found in invertebrates. Our insect cell-based manufacturing process, which uses cells that can be grown in a suspension culture, is designed to produce higher yields of vectors more cost effectively and efficiently than the mammalian cell-based approaches that many of our competitors utilize. We believe that our manufacturing process, developed over ten years, demonstrates a high standard of safety and predictability. We have a manufacturing facility in Amsterdam, which has obtained EU regulatory approval for clinical and commercial grade production, and a facility in Lexington, Massachusetts, which we have recently equipped and which offers a 500-liter capacity that can be further expanded to 2,000L capacity when needed. We expect to commence internal GMP validation of this facility in the first half of 2015 and anticipate GMP production in the second half of 2015. We believe these two facilities will enable us to produce gene therapies cost effectively at commercial scale.

Product and Development Pipeline

The following table sets out the status of our approved product and each of our and our collaborators’ development projects:

Product/ Product Candidate	Vector	Gene	Indication	Collaborator	Development Stage				Comments
					Preclinical	Phase I/II	Phase II/III	Approved	
Core Programs									
AMT-060	AAV5	Human Factor IX (hFIX)	Hemophilia B	Chiesi (in EU and other select countries)					• uniQure Phase I/II with AAV5 initiated first quarter of 2015 • Phase I/II trial by St. Jude using AAV8 & uniQure's hFIX transgene ongoing
S100A1	AAV9	S100A1	Congestive Heart Failure	-					• We are currently preparing an EMA/FDA compliant pharma-cology/toxi-cology test plan
AAV5 Delivering Human Factor XIII	AAV5	Human Factor XIII	Hemophilia A	-					• Established proof of concept in non-human subjects
Validation Program									
Glybera (EU)	AAV1	Lipoprotein Lipase (LPL)	LPLD	Chiesi (in EU and other select countries)	We anticipate that the first patient will be treated in mid-2015				• We intend to launch a study in the first half of 2016 that will serve both as the post-approval study for the EMA and as the pivotal study for the FDA
Glybera (U.S.)	AAV1	LPL	LPLD	-					• Type C meetings with FDA in August and December 2013 and end-of-phase II-meeting in December 2014
Glybera (Rest of World)	AAV1	LPL	LPLD	-	Targeting markets that recognize EU marketing authorization				• Discussions with potential marketing collaborators ongoing
Collaborator Sponsored Programs									
AMT-021	AAV5	Porphobilinogen Deaminese	Acute Intermittent Porphyria (AIP)	Digna Biotech (Licensor: CIMA)					• Phase I clinical trial by Digna Biotech completed
AMT-110	AAV5	NaGLU	Sanfilippo B Syndrome	Institut Pasteur (Sponsor: AFM)					• Phase I/II clinical trial with AAV5 conducted by Institut Pasteur. Data expected in the second half of 2015
AAV2 Delivering GDNF	AAV2	GDNF	Parkinson's Disease	UCSF (Funder & Sponsor: NIH)					• Phase I trial by UCSF/NIH using AAV2 & GDNF transgene ongoing
internal programs									
collaborator sponsored programs

AMT-060 for Hemophilia B

Hemophilia B Disease and Market Background

Hemophilia B is a serious rare inherited disease in males characterized by insufficient blood clotting. The condition can lead to repeated and sometimes life-threatening episodes of external and internal bleeding, either spontaneous or following accidental trauma or medical interventions. The episodes can cause long-term damage, for example to the joints, and can be fatal if they occur in the brain. The deficient blood clotting results from the lack of functional human hFIX as a result of mutations in the relevant gene. The presence of hFIX at greater than 1% of normal levels eliminates the risk of spontaneous bleeds. The current standard of care for hemophilia B is prophylactic or on-demand protein replacement therapy, in which frequent intravenous administrations of plasma-derived or recombinant hFIX are required to stop or prevent bleeding. Prophylactic protein replacement therapy is expensive, with an estimated annual cost ranging from $300,000 to $440,000 in the United States, but this can vary depending on disease severity and inhibitor status (this can be as high as $1,126,000 for a patient with severe disease and inhibitors). Hemophilia B affects approximately 1 in 20,000 live male births. A 2012 World Federation of Hemophilia, or WFH, survey identified 28,008 hemophilia B patients across 109 countries. An earlier WFH survey found that around 35% of identified hemophilia B patients were located in the European Union or the United States.

Approximately 60% of individuals with the disease have severe hemophilia, according to the National Hemophilia  Foundation, characterized by functional hFIX levels that are less than 1% of normal; 15% of the hemophilia population have moderately severe disease, with 1% to 5% of normal levels; and the remainder have mild disease, with 5% to 50% of normal levels. Based on these estimates we believe that the approximately 60% to 70% of the worldwide patient population with severe to moderate disease would be eligible for treatment with gene therapy.

Our Development of AMT-060

In collaboration with Chiesi, we are developing AMT-060, a gene therapy for the treatment of hemophilia B. The goal of our AMT-060 program is to restore blood clotting and to shift patients from the severe to the mild phenotype on a long-term and potentially curative basis through the delivery of the functional gene for hFIX into the patient’s liver cells. We have entered into a co-development agreement with Chiesi for the development and commercialization of AMT-060 in the European Union and other specified countries. AMT-060 consists of the AAV5 vector carrying an hFIX gene that we have exclusively licensed from St. Jude, in which we have altered the codons to maximize expression, together with the insertion of a liver-specific promoter, LP1. We produce this vector with our insect cell-based manufacturing process. We are designing this therapy for systemic administration through intravenous infusion in a single treatment.

We believe our AAV5 vector, exclusively licensed from NIH, carries a favorable safety and immunological profile compared with the AAV8 vector used by our competitors. We also believe that AMT- 060 is currently the only gene therapy program using AAV5 vector for liver indications. We initiated a Phase I/II clinical trial with this product candidate, described below, in the first quarter of 2015. Our collaborator St. Jude is currently conducting a Phase I/II clinical trial in this indication with an hFIX gene carried by an AAV8 vector. The vectors used by St. Jude are manufactured in a third party mammalian cell-based manufacturing process.

We filed an IND for AMT-060 with the FDA in December 2014 which has now been accepted. We also filed a CTA in Germany which was approved by the Paul-Ehrlich-Institute (PEI) in December 2014. We have pending approvals of CTAs and pending Environmental Safety approvals in Denmark, Sweden and the Netherlands.

Phase I/II Clinical Trial

In the first quarter of 2015, we initiated our Phase I/II, open-label, uncontrolled, single-dose, dose-ascending multi-center clinical trial of AMT-060 in patients with severe or moderately severe hemophilia B. In this trial we are targeting sustained gene expression levels of over 5% with long term durability, a 90% reduction in both consumption of FIX replacement therapy and bleeding rates, as well as long-term safety. Our AMT-060 product candidate uses the same hFIX gene cassette being used in the St. Jude trial described below. One of our goals is to improve on the safety profile demonstrated by the St. Jude study through the use of our AAV5 vector, under exclusive license from NIH, manufactured using our validated baculovirus-based expression vector system. We also believe that AAV5 from the insect cell based manufacturing system may lead to a reduced incidence of organ toxicity compared with AAV8 from the mammalian based manufacturing system, potentially due to differences in the risk of induction of an immune response. This outcome is supported by data from the ongoing clinical trial in AIP, described below, which uses the same dosage of the AAV5 vector as will be used in our hemophilia B trial, in which no immune response related liver toxicity occurred.

The key elements of our approved Phase I/II protocol are as follows:

• Trial Population. The trial will consist of two dosing cohorts, with five patients in each cohort. We will enroll male patients from multiple countries with either severe or moderately severe hemophilia B, but in either case with a severe bleeding phenotype. A maximum of two subjects with moderately severe hemophilia B will be enrolled per cohort.

• Expedited Patient Enrollment. Within each dosing cohort, we will allow a safety monitoring period of 24 hours between treating each patient. We will allow a period of 12 weeks for the first three patients between concluding treatment of the first cohort and commencing treatment of the second cohort.

• Therapeutically Relevant Dosing Levels. The lowest dosing cohort in our trial has been approved to receive a higher dose than the highest dosing cohort in the St. Jude trial.

St. Jude Clinical Trial

St. Jude is currently conducting a Phase I/II, open label, dose-escalation clinical trial in this indication with a gene therapy consisting of an AAV8 vector carrying the same therapeutic hFIX gene that we are using in AMT-060. In an article published in the New England Journal of Medicine in December 2011 reviewing interim data from six patients in the St. Jude clinical trial, the principal investigators reported that the vector used in the trial consistently led to long-term expression of the hFIX transgene at therapeutic levels in patients with severe hemophilia B, without acute or long-lasting toxicity.

Preclinical Studies

We have conducted a number of preclinical safety and toxicology studies to support our development program for AMT-060, including studies in mice and non-human primates to measure pharmacokinetics, toxicity, shedding patterns, persistence in semen and risk of germline transmission, and carcinogenicity. The principal results of our preclinical tests to date are as follows:

• In wild-type mice, intravenous administration of AMT-060 resulted in dose-dependent levels of hFIX in plasma. hFIX levels amounted to up to 11% of those in normal human plasma four weeks after infusion, indicating that AMT-060 produced in our insect-cell manufacturing process is biologically active. In Rhesus monkeys dosed at one dose level with a single treatment of AMT-060 by intravenous infusion, hFIX levels peaked to 7% to 16% of normal human levels one week after infusion, and stabilized at 5% to 10% of normal human levels two weeks after infusion until sacrifice at 12 weeks after dosing. These kinetics are in accordance with those we and others observed in previous studies, indicating that intravenous administration of AMT-060 produced in our insect cell-based manufacturing process results in a level of hFIX in plasma that is similar to that produced using AAV5 and AAV8 vectors produced in mammalian cells.

• Cynomolgus monkeys dosed at four dose levels with a single treatment of AMT-060 by intravenous infusion showed a linear dose response in relation to hFIX levels. At the top dose, expression levels plateaued at 7%, although the data showed significant variability among subjects. Monitoring over the six months following dosing demonstrated the treatment was well tolerated and safe.

• In mice studies, post-mortem tests showed homogeneous delivery of the vector DNA and transgene expression in the liver. We observed no signs of adverse reactions. Infusion was associated with slight and transient effects in plasma chemistry shortly after dosing, such as a brief increase of liver enzyme activity levels, consistent with the infusion of a viral protein. Necropsy revealed no significant macroscopic or microscopic abnormalities. Overall, administration of AMT-060 in mice resulted in therapeutically relevant hFIX levels and was well tolerated.

S100A1 for Cardiovascular Disease

Acquisition of InoCard

On July 31, 2014 we acquired InoCard, an early-stage biotechnology company focused on gene therapy approaches for cardiac diseases. InoCard’s integration into uniQure was completed in December 2014. InoCard’s lead product against congestive heart failure (CHF) utilizes a cardiac-directed AAVbased gene therapy to reverse the expression deficit of the cardiomyocyte protein S100A1. InoCard has invested more than 15 years in understanding the S100A1 protein’s unique role as a superordinate molecular regulator of the heart’s calcium cycle that simultaneously controls contractility, energy metabolism, rhythm stability and growth of heart muscle. Lack of S100A1 protein expression is a hallmark of human CHF and drives disease progression and mortality. Pre-clinical studies by InoCard demonstrate that targeted restoration of diminished S100A1 protein levels reverse contractile dysfunction in human failing cardiomyocytes and translates into sustained improvement of cardiac performance and a notable effect on survival in a human-relevant pig chronic heart failure model. Since our acquisition of InoCard, its two co-founders, Professors Katus and Most have joined us as Chairman of the Scientific Advisory Board, for Cardiovascular Diseases, and Managing Director of uniQure in Germany, respectively. In addition, it is agreed between Professor Katus and uniQure that he will be proposed for election to the board of directors of uniQure. Professor Katus is the Director of the Department of Internal Medicine III (Cardiology, Angiology and Pneumology) and Speaker of the Department of Internal Medicine at the Heidelberg University Hospital. He is an internationally renowned key opinion leader in clinical cardiology and heart failure research and has authored numerous scientific articles published in molecular and clinical journals. Professor Most is currently the General Manager of uniQure GmbH, Heidelberg, Germany, and head of the Molecular and Translational Cardiology Division at the Department of Cardiology at Heidelberg University Hospital. He holds an associate professorship of medicine at the Center for translational Medicine at Thomas Jefferson University Medical College in Philadelphia and is an internationally renowned thought leader in cardiovascular molecular and translational research with extensive experience in the development and translation of molecular-targeted therapeutics for cardiac and vascular diseases. He serves as an invited board member of the Cardiovascular Disease Scientific Committee of the European Society for Gene and Stem Cell Therapy and the Council on Basic Cardiovascular Sciences of the American Heart Association.

CHF and Market Background

InoCard’s lead product, S100A1, is a cardiac-targeted gene therapy for advanced heart failure, designed to interrupt and reverse the natural downhill course of heart failure patients. We believe our S100A1 product candidate offers the prospect of a long-term, disease modifying benefit by improving survival and quality of life, which may prevent (re-) hospitalization due to acute cardiac decompensations, and reduce overall costs for clinical heart failure care. It is estimated that there are approximately 20 million sufferers of congestive heart failure, or CHF, worldwide. The American Heart Association estimates that there are 5.8 million heart failure patients in the U.S. and projects that this number could be as high as 8.4 million by 2030. S100A1 is targeted at advanced heart failure patients, and the treatment costs associated with advanced heart failure are high. It has been estimated that in Western, industrialized countries, 1% - 2% total annual healthcare expenditure is related to the care of patients with heart failure, with an almost exponential increase in cost of treatment associated with the severity of the patient’s disease. In France, the Netherlands and Belgium, advanced heart failure patients represent 60% - 90% of the total heart failure spend.

Our S100A1 product candidate is designed to address this unmet medical need for a causal therapy that restores and stabilizes heart function. Researchers have observed diminished expression of the S100A1 protein in the failing heart. Our product’s therapeutic effect restores the protein concentration and thereby allows the protein to re-establish its role as an integrated “master” regulator of the cardiac calcium-cycling pathway. We expect that treatment would involve a one-time outpatient infusion in a cardiac catheterization laboratory, a standard procedure similar to undergoing a percutaneous coronary intervention or cardiac angiogram. To further support our development of our S100A1 product candidate we have established a center of excellence for heart failure gene therapy research and development in the immediate proximity of the Heidelberg University Hospital’s Heart Center.

S100A1 Clinical Development to Date

We have completed preclinical pharmacodynamic, pharmacokinetic and toxicological tests of our product candidate in a human-relevant experimental heart failure model under non-GMP/non-GxP conditions. The refined therapeutic formulation used in late preclinical development, and intended for human use, is scalable under GMP production. Our key preclinical data are as follows:

• S100A1 protein is downregulated in human CHF.

• Molecular analysis characterized the S100A1 protein as an upstream “master” regulator of the cardiomyocyte-calcium driven network by direct interaction and control of downstream molecular effectors of contractility, energy homeostasis, rhythm stability and growth regulation.

• S100A1 deficient hearts show accelerated progression to contractile failure, augmented cardiac remodelling, energetic breakdown and increase mortality after cardiac damage while elevated cardiomyocyte S100A1 protein levels are protective and prolong survival in mouse CHF models.

• Normalization of diminished S100A1 protein expression in human failing cardiomyocytes from explanted hearts by viral-based S100A1 gene therapy reversed contractile dysfunction, improved energy production, protected against arrhythmias and reversed maladaptive growth. Low levels of the human S100A1 gene were sufficient to restore S100A1 protein expression and exert the profound therapeutic effect.

• Restoration of S100A1 protein expression deficit in a rat CHF by cardiac-targeted AAV-S100A1 gene therapy achieved long-term rescue of systolic and diastolic cardiac performance,

reversed remodeling and was superior to the treatment with a clinically used CHF standard drug. Isolated cardiomyocytes from AAV-S100A1 treated rat heart showed superior systolic and diastolic performance.

• Cardiac-targeted delivery of AAV-S100A1 to failing hearts of domestic pigs by retrograde intravenous delivery resulted in widespread cardiac transduction and restoration of S100A1 protein expression that was contained to the heart. Long-term rescue of systolic and diastolic cardiac performance, improved energy metabolism, protection against maladaptive growth and tachyarrhythmias was achieved. Isolated cardiomyocytes from AAV-S100A1 treated pig heart showed superior systolic and diastolic performance.

• A 12 month follow up study unveiled a profound survival benefit in the pig CHF model by retrograde intravenous AAV-S100A1 delivery. We believe that outcome data obtained in this model are readily applicable to clinical trial design and endpoint selection. The following table indicates dramatically improved survival in the S100A1-treated pigs versus the placebo-treated animals (n=20 animals in each group).

We believe that our S100A1 product candidate in its current form generates the optimal S100A1 protein concentration for long-term therapeutic benefit. As such, we intend to use our product without further modification for use in clinical trials.

Hemophilia A

Hemophilia A is an X-linked recessive genetic bleeding disorder. The disease results from the production of dysfunctional factor VIII protein or by production of an insufficient amount of factor VIII. Hemophilia A patients suffer from spontaneous bleeding into the large joints and soft tissue, and are at risk of intracranial hemorrhage. Even a modest 1% increase of the protein levels can markedly reduce spontaneous bleedings. We are developing an AAV5- based vector carrying the human factor VIII gene. The challenge for factor VIII development is in packaging the relevant gene, which is larger than the packaging capacity of the AAV vector. We believe we have successfully overcome this challenge by packaging the two different and complementary ends of a factor VIII DNA strand into different vectors for delivery to the cells of interest, where they recombine into a complete expression cassette.

We have shown proof of concept by tail vein injection of AAV5-factor VIII in mice, which resulted in delivery of the transgene to liver cells and production of active factor VIII by the liver. In addition, we are seeking to develop next-generation vectors with increased potency to target liver indications in which high relative percentage increases in the secretion of a protein above the disease state would be required for therapeutic benefit. One approach we are using is directed evolution, which involves a vector selection process in which libraries of mutant variants are screened for optimal properties.

Glybera for LPLD

Our first product, Glybera, was approved by the European Commission in October 2012 under exceptional circumstances for the treatment of a subset of patients with lipoprotein lipase deficiency, or LPLD. LPLD is a serious, debilitating disease caused by mutations in the lipoprotein lipase, or LPL, gene, resulting in significantly diminished or absent activity of the LPL protein and, as a consequence, severe hypertriglyceridemia. Severe hypertriglyceridemia results in hyper-chylomicronemia, or dramatic and potentially life-threatening increases in the level of fat-carrying particles, called chylomicrons, in the blood after eating. In many cases, LPLD and the associated elevated levels of chylomicrons can cause acute and potentially life-threatening inflammation of the pancreas, known as pancreatitis, thus leading to frequent hospitalizations. Recurrent pancreatitis can lead to chronic abdominal pain, pancreatic insufficiency, which is an inability to properly digest food due to a lack of digestive enzymes made by the pancreas, and diabetes. Prior to Glybera, there was no approved therapy for LPLD. Patients are required to adhere to a strict low-fat diet and to abstain from alcohol. These restrictions, as well as the need for frequent hospitalizations and the constant fear of pancreatitis attacks, have a significant negative impact on the daily activity level of LPLD patients and on their quality of life. Glybera is designed to restore the LPL enzyme activity required by tissues of the body to clear, or process, the fat-carrying chylomicron particles that are formed in the intestine and transported via the blood to the muscle after a fat-containing meal. The product consists of an engineered copy of the human LPL gene packaged in a non-replicating AAV1 vector together with promoters that allow tissue-specific gene expression. AAV1 has a particular affinity, or tropism, for muscle cells. In the European Union, we have been granted orphan drug exclusivity for Glybera for treatment of LPLD until October 2022, subject to the conditions applicable to orphan drug exclusivity. The FDA has also granted orphan drug designation to Glybera for treatment of LPLD.

EU Regulatory Status

To fulfill the key conditions of the approval of Glybera by the EMA we are required to implement a patient registry prior to commercial launch and to conduct post-approval clinical trials of Glybera. The patient registry was put in place in May 2014, and we are currently in the process of designing the protocols for the post-approval clinical trials. We currently plan to enroll 12 patients with LPLD, along with a separate study in eight healthy volunteers. LPLD patients will receive a fixed dose of Glybera in a single series of intramuscular injections. We anticipate that the trial will be conducted as a multicenter trial including sites in the United States, which we expect will enable us to enroll all patients during the first six to 12 months and to complete enrollment into the study towards the end of 2016. The study has a two-year follow-up period. We will collect data on a broad range of biomarkers and clinically meaningful endpoints. The EMA has approved an initial protocol for this clinical trial in 12 patients. We are currently in the process of aligning protocols that will also address the requirements of the FDA, thereby bringing the required number of patients potentially up to 18, as described below. We have developed an improved manufacturing process for Glybera, which addresses also our post-approval commitments, and will conduct consistency and comparability studies in respect of this process, which we expect to submit to the EMA in mid-2015.

For a further update to the EU regulatory status please refer to the introductory statements of this Annual Report.

Planned U.S. Program for Glybera

We met with the FDA in type C meetings in August and December 2013 and in the form of an end-of-phase II meeting in December 2014 to establish the regulatory pathway in the United States for Glybera. In contrast with the European Union, the United States does not have a process to approve marketing of a drug under exceptional circumstances. In our meetings, the FDA advised that it would require data in addition to what we had submitted to obtain marketing approval for Glybera in the European Union.

The FDA advised that severe hypertriglyceridemia is currently considered a hallmark of LPLD, and agreed that changes in chylomicron metabolism following a meal may provide data to support the bioactivity of Glybera. However, the FDA also advised that changes in chylomicron metabolism following a meal alone would not be recognized as an adequate biomarker for obtaining marketing approval in the United States at this stage, since it is not yet sufficiently established how restoration of post-prandial chylomicron metabolism translates into clinical meaningfulness. The FDA recommended that we identify and use additional disease manifestations of LPLD for which Glybera might have the best prospects for demonstrating a meaningful impact in the design of an adequate and appropriately controlled trial. The aim of the discussion with the FDA is to adapt, but maintain, the details of the proposed EU post-approval trial and patient registry, and to identify how we might amend the protocol for the post-approval trial and patient registry so that they could also serve as a pivotal trial with a design that addresses the FDA’s requirements.

Following these discussions, we are currently drafting a special protocol assessment, or SPA, for the FDA’s review, which we expect to file during the first half of 2015. We hope that the SPA will be agreed by the FDA during the second half of 2015, and that we will be in a position to initiate a pivotal study of Glybera in the United States in the first half of 2016.

Glybera Commercialization Plan

We and Chiesi are working together through a joint commercialization committee to, among other things, plan and execute the market roll-out strategy and pre-launch preparations in other selected countries in the European Union covered by our agreement with Chiesi, incorporating our business model for the commercialization of a therapy administered in a one-time intervention. We and Chiesi have also built new models for product pricing and reimbursement, have expanded key opinion leader relationships, continue to identify centers of excellence in European countries, and have developed physician and patient education and patient access programs. The Glybera pricing and reimbursement, or P&R, dossier has been submitted in several European countries. Chiesi is currently in discussion with the appropriate authorities at the country level, focusing on several EU countries in parallel.

Pricing and Reimbursement in the European Union

To obtain payment coverage for Glybera from the relevant pricing and reimbursement agencies in countries in the European Union, Chiesi must generally submit price and reimbursement dossiers to the relevant bodies in each country. In Germany, Glybera has received its first published price. The pricing model chosen for Glybera in Germany is a one-time payment of EUR 41,000 per vial. A single treatment for patients weighing 60-70 kilograms requires 20-24 vials. This price is still subject to change following an assessment by the German Federal Joint Committee (Gemeinsamer Bundesausschuss, or G-BA). Based on preliminary assessment report, the G-BA has put the ongoing benefit assessment of Glybera on hold to await the final assessment of the CAT and the CHMP regarding benefit/risk later this month.

The G-BA assessment will be followed by negotiations with the Statutory Health Insurance (SHI) and only at the end of this process will a final price be set. On April 1, 2015, a list price was established in the United Kingdom at a similar level to the list price in Germany. Pricing and reimbursement decisions are made on a country-by-country basis in the European Union and no country is under the obligation to follow another’s pricing; however, prices in one country can influence the price level in other countries. We expect that reference prices in the larger countries in the European Union will provide a basis for pricing discussions in other countries in the European Union.

Commercial Preparation and Roll-Out

Chiesi has identified, and is continuing the process of identifying, centers of excellence in each of the five largest EU markets (France, Germany, Italy, Spain and the United Kingdom) where Glybera will be administered, as part of the pre-launch roll-out. Chiesi is working closely with these centers to, among other things, establish patient registries and prepare treatment procedures for LPLD patients. Chiesi is developing a strategy to facilitate patient referrals to these centers, in part through broader educational efforts and outreach to relevant medical practitioners and other key stakeholders throughout the European Union. As part of this effort, we have established a publications library of clinical and non-clinical materials regarding Glybera and materials for key opinion leaders, as well as educational materials regarding LPLD, Glybera and gene therapy generally. If we obtain marketing approval for Glybera in the United States, we currently plan to commercialize Glybera ourselves. We have begun preliminary preparations for a potential launch in the United States, including the commission of a now completed third party pricing and reimbursement study, and have conducted two market research studies directed at key opinion leaders. We have also initiated the development of a diagnostic referral program, engaged in key opinion leader and patient identification efforts and begun networking with key patient organizations in the United States.

Summary of Glybera Clinical Development Program

Our clinical development program for Glybera to date has consisted of three non-controlled, prospective, open-label clinical trials in which we administered Glybera to a total of 27 LPLD patients. In addition, we carried out two retrospective case note reviews of 19 of the 27 patients to determine the impact of Glybera treatment on the frequency and severity of pancreatitis events. Our clinical development program for Glybera included trials with our AMT-011 product candidate, which was produced using our insect cell-based manufacturing process, as well as AMT-010, a predecessor product candidate produced using a mammalian cell-based manufacturing process. In the three clinical studies, we did not observe a statistically significant reduction in fasting triglyceride levels beyond 12 weeks, which was the primary efficacy endpoint; however, in our third clinical trial of Glybera, involving five adult LPLD patients, we observed a consistent and significant improvement in the clearance of newly formed chylomicrons after a meal, which was a secondary endpoint. Patients were observed prior to treatment with Glybera, and at 14 weeks and 52 weeks following treatment. We observed a consistent and significant improvement in the appearance and removal of newly formed chylomicrons in the blood in all five patients measured at week 14 after treatment and three out of five patients measured at week 52 after treatment. The case note reviews also provided evidence of clinical benefit in the form of a reduction of pancreatitis events and severity of attacks. Although these observations were made in a small number of patients for varying pre-treatment observation periods, and subject to statistical limitations, they suggested that Glybera leads to a clinically relevant reduction of pancreatitis risk in patients with severe or multiple pancreatitis attacks.

Collaborator sponsored programs

As part of our strategy we are collaborating with third parties and are sponsoring early state clinical trials of gene therapy product candidates to which we hold certain rights. We believe that this approach enables us to cost-effectively obtain access to preclinical and early-stage clinical results without expending significant resources of our own. These programs utilize either clinical materials that we have manufactured as part of our collaborations or gene cassettes that we have licensed. We generally have the rights to the data generated in these collaborator sponsored clinical development programs, but do not control their designs or timing, if we decide to progress any of these programs internally, we may need to develop or in license additional technology. The most advanced of these programs are summarized below:

AMT-021 for Acute Intermittent Porphyria

We are developing AMT-021 as a gene therapy for acute intermittent porphyria, or AIP, a severe liver disorder. AMT-021 consists of an AAV5 vector carrying a therapeutic porphobilinogen deaminase, or PBGD, gene that we exclusively license from Applied Medical Research Center of the University of Navarra in Spain. Our former collaborator Digna Biotech has completed a Phase I clinical trial of AMT-021 in eight patients in Spain. The collaboration achieved its primary goal in completing a successful Phase I study, thereby establishing the preliminary safety profile of liver-directed gene therapy with AAV5 that we expect will support future clinical studies.

Phase I Clinical Trial Sponsored by Digna Biotech

Digna Biotech conducted a multicenter, open label, prospective, interventional, single dose, dose-escalation Phase I clinical trial to investigate the safety and tolerability of AMT-021 in eight patients with severe AIP. Digna Biotech conducted this clinical trial at two sites in Spain. There were four dosing cohorts in the trial, with two patients per cohort. Digna Biotech monitored all patients for one year following treatment. The primary objective of this Phase I clinical trial was to assess the safety of systemic administration and to determine the maximum tolerated dose of AMT-021. Secondary objectives included measuring urinary levels of toxic metabolites to determine whether these metabolites can be used as a biomarker of potential treatment effect. Preliminary analysis of the one-year follow-up data indicates the safety and successful transduction of liver cells with the PBGD gene. Key findings were as follows:

• There were no liver enzyme perturbations.

• There was no evidence of cellular immune response against the AAV vector or the PBGD gene.

• Vector genomes were detected in patients’ liver biopsies obtained under one year after vector injection, indicating that AMT-021 sustainably transduced human liver cells.

Digna has advised us that there were four serious adverse events in this trial; however the events were determined by the investigator not to be treatment related. Digna further reported that there were no treatment-related adverse events or liver events related to AMT-021. Digna did not observe a reduction in the urinary levels of toxic metabolites in trial participants that might have served as a surrogate marker for efficacy. We believe that this result may suggest that a relatively high level of transgene expression will be required for a gene therapy to provide a clinical benefit in this indication. This contrasts with an indication such as hemophilia, in which the near or total absence of a protein in the patient means that a relatively low level of gene expression may result in a clinical benefit. In light of the absence of dose-limiting toxicities in the Phase I clinical trial, we are currently assessing whether higher dose levels or a more potent vector may be the relevant next step in the project. Under our consortium agreement with Digna Biotech and the other consortium members, we have an exclusive right to use all data related to the program.

AMT-110 for Sanfilippo B Syndrome

We and our collaborator Institut Pasteur are developing AMT 110 as a gene therapy for Sanfilippo B syndrome, a potentially fatal lysosomal storage disease that results in serious brain degeneration in children. This gene therapy consists of an AAV5 vector carrying a therapeutic a N acetylglucosaminidase, or NaGLU, gene. Institut Pasteur is currently conducting a Phase I/II clinical trial of AMT 110 in four patients in France, where recruitment has commenced in October 2013. We have manufactured the gene therapy being used in this clinical trial. We have an agreement in principle with Institut Pasteur to acquire the clinical results and commercial rights under this program following completion of this Phase I/II clinical trial, and are currently in negotiations with Institut Pasteur regarding the terms of a definitive agreement in this regard. We understand from Institut Pasteur that one-year follow-up data are expected in the second half of 2015. We believe that if the results of this clinical trial are positive, it will constitute proof of concept of the administration to the brain of a gene therapy for lysosomal storage diseases

Phase I/II Clinical Trial with AMT-110 Sponsored by Institut Pasteur

Our collaborator Institut Pasteur commenced a Phase I/II open label trial of intra-cerebral administration of AMT-110 for the treatment of children with Sanfilippo B syndrome in October 2013. We understand from Institut Pasteur that one-year follow-up data are expected in the second half of 2015. This Phase I/II clinical trial is being conducted in Paris, France, fully recruited and with a follow-up period of one year for each patient. The follow-up duration is currently being extended as an amendment to the protocol. Pursuant to our collaboration agreement with Institut Pasteur, we have manufactured the clinical material that Institut Pasteur is using in this trial. The protocol for this single-dose Phase I/II clinical trial calls for the inclusion of four Sanfilippo B syndrome patients between the ages of 18 months and five years with NaGLU levels less than 10% of those found in the general population. Patients receive immunosuppressive therapy on an ongoing basis, to prevent an immune response to either the AAV vector capsid or the expressed protein. The primary objective is to evaluate biomarkers of efficacy, clinical and radiological markers of benefit as well as the biological safety of the proposed treatment. The secondary objective is to collect data that could inform further clinical studies

Preclinical Development of AMT-110 by Institut Pasteur

Institut Pasteur has conducted preclinical animal tests of AMT-110. Key findings of these studies include the following:

• Rodents displayed no signs of toxicity at seven days, three months or six months after treatment despite administration of up to 37 times the level of dosage required for human patients.

• Biodistribution studies in rodents indicated no differences between those following an immunosuppressant treatment course and those that were not, and shedding from major organs over time.

• Biodistribution studies in canine subjects indicated that the vector was absent in major organs approximately four months after administration

AAV2/GDNF for Parkinson’s Disease

We and our collaborator the University of California at San Francisco, or UCSF, are developing a gene therapy for Parkinson’s disease, a progressive neurodegenerative disorder. UCSF is collaborating with the NIH to conduct a Phase I clinical trial of a gene therapy in this indication consisting of an AAV2 vector carrying a therapeutic gene we have exclusively licensed in the gene therapy field from Amgen, Inc., or Amgen, that expresses a protein called glial cell line-derived neurotrophic factor, or GDNF. This clinical trial is being funded and sponsored by the NIH. The trial will involve 24 patients across four dosing cohorts (six patients per cohort), and treatment of the first of these cohorts is now complete. UCSF’s product candidate has been manufactured by a third party using a mammalian cell-based process. In this clinical trial, the NIH is administering the gene therapy using convection enhanced delivery, which is a process developed by UCSF with the goal of achieving more precisely targeted administration than the methods used in earlier approaches, which may result in improved efficacy. We have a license under UCSF’s rights to use all preclinical and clinical data from the UCSF program for any future development program. Based on the results of the UCSF program, we may decide to develop an AAV2-based gene therapy containing the GDNF gene manufactured with our insect cell-based manufacturing process.

Potential Additional Pipeline Programs

We are also conducting early-stage preclinical research into a number of other potential applications of our technologies. Currently these programs focus on utilizing AAV5 in liver and CNS indications, including Huntington’s disease. Based on defined criteria for indications that we believe most likely to be well suited to our gene therapy approach, we have prioritized approximately six additional target diseases. In addition, we have an ongoing cardiovascular specific evaluation through which we have identified three targets beyond S100A1. We may seek to develop these programs either independently or with collaborators who are already working in the relevant disease area, including collaborators that may have already conducted preclinical or clinical studies. We are also conducting preclinical research into potential applications of our technology in transcription silencing, also called post transcriptional gene silencing. This is a biological process in which RNA molecules inhibit gene expression, typically by causing the destruction of specific mRNA molecules.

Corporate Governance Report

This report is the corporate governance statement as defined in Section 2a of the Decree of December 23, 2004 (as restated in December 2008, which entered in force as of the financial year starting on January 1st, 2009) for the adoption of further regulations governing the contents of the annual report (‘the Decree’)).

uniQure has been operating as a public company since the IPO in February 2014. uniQure has adopted the Dutch Corporate Governance Code (the “Code”) best practices except for the practices referenced below. Deviation from certain practices of the Code is due to uniQure being listed on the NASDAQ Global Select Market (“NASDAQ”) in the United States with most of our investors being outside of the Netherlands, as well as to the international business focus of uniQure. uniQure complies with NASDAQ’s corporate governance listing standards (except for instances where uniQure follows  Dutch corporate governance practices in lieu of certain NASDAQ’s standards as explained below) and NASDAQ investors are more familiar with NASDAQ’s rules than with the Code. Our Management Board and Supervisory Board have an international composition to fulfil uniQure’s international business focus. To be able to recruit and maintain non-Dutch members in our Boards we have elected to deviate from certain provisions of the Code to conform with practices widely accepted in the industry and in the US market.

uniQure’s Governance

uniQure has a two-tier governance structure in which the executive and supervisory responsibilities are separated. The Management Board is responsible for the day-to-day affairs of the Company. The Supervisory Board supervises and provides advice to the Management Board. Certain decisions of the Management Board, as outlined in the Articles of Association, require the prior approval of the Supervisory Board. Furthermore, the Supervisory Board can inform the Management Board in writing that additional decisions of the Management Board require the prior approval of the Supervisory Board. In executing their supervisory role, the members of the Supervisory Board must be guided by the best interests of the Company and all its stakeholders. The Management Board as well as the Supervisory Board shall report to the Annual General Meeting of Shareholders with regard to uniQure’s corporate governance regarding its structure and compliance with the Code.

Composition and functioning of the Supervisory and Management Board

Further details of the composition and operation of the Management Board and Supervisory Board are set out in the sections below: “Management Board Members” / “Management Board Report” and “Supervisory Board Members” / “Supervisory Board Report”.

Shares and Shareholders Rights

For details on the number of outstanding shares, see Note 12 (“Shareholders’ Equity”) to the consolidated financial statements included in this Annual Report.

Issuance of Shares

On June 11, 2014 the General Meeting of Shareholders delegated the authority to issue shares and grant rights to subscribe for shares, to the Management Board for a period of 18 months with effect from June 11, 2014 for a maximum of 19.9% of the total issued and outstanding share capital at the time of issuance. Any resolution by the Management Board to issue shares, or grant rights to subscribe for shares, is subject to the approval of the Supervisory Board. Such authority may be further extended, either by an amendment to the Articles of Association, or by a resolution of the General Meeting of Shareholders, for a subsequent period of up to five years in each case. A subsequent delegation pursuant to a resolution of the General

Meeting of Shareholders shall require a proposal by the Management Board, which in its turn requires the approval of the Supervisory Board.

On January 20, 2014 the General Meeting of Shareholders designated the Supervisory Board as the competent body to issue shares and to grant rights to subscribe for shares under the 2014 Share Incentive Plan for the duration of such plan. This authority is limited to 1,531,471 shares.

Beyond the Management Board’s and the Supervisory Board’s authority to issue shares or grant rights to subscribe for shares, the General Meeting of Shareholders shall be authorized to do so. A resolution of the General Meeting of Shareholders to issue shares or grant rights thereto shall require a proposal by the Management Board, which in its turn requires the approval of the Supervisory Board.

No resolution of the General Meeting of Shareholders, the Management Board or the Supervisory Board is required for an issue of shares pursuant to the exercise of a previously granted right to subscribe for shares.

Pre-emptive Rights

Dutch law and the Articles of Association give shareholders pre-emptive rights to subscribe on a pro rata basis for any issue of new shares or upon a grant of rights to subscribe for shares. Such pre-emptive rights do not apply, however, in respect of: (i) shares issued for a non-cash contribution; (ii) shares issued to the Company’s employees; and (iii) shares issued to persons exercising a previously granted right to subscribe for shares.

On June 11, 2014 the General Meeting of Shareholders also delegated the authority to limit or exclude pre-emptive rights in relation to an issue of shares to the Management Board for a period of 18 months with effect from June 11, 2014. A resolution of the Management Board to limit or exclude preemptive rights is subject to the approval of the Supervisory Board.

On January 20, 2014, the General Meeting of Shareholders designated the Supervisory Board as the competent body to limit or exclude pre-emptive rights in relation to an issue of shares or the grant of rights to subscribe for shares under the 2014 Share Incentive Plan for the duration of such plan.

Acquisition of Own Shares

The Company may acquire its own fully paid shares at any time for nil consideration (om niet). Furthermore, subject to certain provisions of Dutch law and the Articles of Association, the Company may acquire fully paid shares in the Company’s own capital, within the limits set by Dutch law.

Unless for nil consideration, shares may only be acquired subject to a resolution of the Management Board, and which is approved by the Supervisory Board, and authorized by the General Meeting of Shareholders. Such authorization from the General Meeting of Shareholders for the acquisition of the Company’s shares shall specify the number of shares that may be acquired, the manner in which these shares may be acquired and the price range within which shares may be acquired. Such authorization shall be valid for no more than 18 months. On June 11, 2014, the General Meeting of Shareholders furthermore authorized the Management Board to acquire a maximum of ten percent of the Company’s issued ordinary shares for a period ending of 18 months with effect from June 11, 2014 at a price between: (i) a maximum purchase price of 110% of the weighted average closing price of the Company’s shares in the last 30 trading days; and (ii) the nominal value of the shares.

No authorization from the General Meeting of Shareholders is required for the acquisition of fully paid shares for the purpose of transferring these shares to employees under a scheme applicable to such employees. Any shares the Company held in its own capital may not be voted or counted for voting quorum purposes.

Reduction of Share Capital

Subject to Dutch law, the General Meeting of Shareholders may resolve to reduce the Company’s issued and outstanding share capital by (i) amending the Articles of Association to reduce the nominal value of the shares or (ii) canceling:

•                  shares which the Company holds itself in the Company’s share capital, or

•                  all issued shares against repayment of the amount paid-up on those shares.

Dividends and Other Distributions

The Management Board may, subject to the approval of the Supervisory Board, determine which part of the profits shall be reserved. The part of the profit remaining after reservation shall be distributed as a dividend on the shares.

Under the Articles of Association, the Company may only make a distribution of dividends to the Company’s shareholders after adoption of the Company’s annual accounts demonstrating that such distribution is legally permitted. With the approval of the Supervisory Board, with due observance of applicable law, the Management Board may declare an interim dividend on the shares.

The General Meeting of Shareholders may, at the proposal of the Management Board, which proposal is subject to approval by the Supervisory Board, resolve that a distribution of dividends on the shares shall not be paid in whole or in part in cash, but in shares. Each of the Company’s shares entitled its holder to equal ranking rights to dividends and other distributions.

General Meetings of Shareholders and Voting Rights

The annual General Meeting of Shareholders shall be held within six months after the end of each financial year. The Company’s financial year is equal to a calendar year.

An Extraordinary General Meeting of Shareholders may be convened, whenever the Company’s interests so require, by the Management Board or the Supervisory Board. Shareholders representing alone or in aggregate at least one-tenth of the Company’s issued and outstanding share capital may, pursuant to the Dutch Civil Code and the Articles of Association and after first requesting the Company to convene such a meeting, request a court for authorization to convene a General Meeting of Shareholders, subject to the relevant provisions of Dutch law.

A record date shall apply, to establish which shareholders are entitled to attend and vote in the General Meeting of Shareholders. Such record date has been set by the Dutch Civil Code on the twenty-eighth day before that of the meeting.

Each of uniQure’s shares is entitled to one vote. Shareholders may vote by proxy. The voting rights attached to any of the shares held by the Company are suspended as long as they are held in treasury.

Decisions of the General Meeting of Shareholders are taken by an absolute majority of votes cast, except where Dutch law provides for a qualified majority.

Amendment of the Articles of Association

The General Meeting of Shareholders may resolve to amend the Articles of Association at the proposal of the Management Board which has been approved by the Supervisory Board.

Sections of the Corporate Governance Code not Applied

uniQure acknowledges the importance of good corporate governance. For the period covered by the financial statements and the subsequent period up to the date of these accounts, the Management Board and Supervisory Board have reviewed the Code. The full text of the Code can be found at www.commissiecorporategovernance.nl.

Corporate governance concerns the relationship between the various governing bodies of the Company: the Management Board, the Supervisory Board and the General Meeting of Shareholders, as well as the other stakeholders of the Company. In particular it regulates the manner in which the Company is governed, the accountability of management and the supervision thereof. As a Dutch company whose shares are listed, uniQure is obliged to clarify in its annual report the extent to which it complies with the regulations and the best practices provision of the Code in so far as they affect the Management Board and the Supervisory Board. If a company that is subject to the Code does not, or does not intend to, comply with any of the principles or best practice provisions, it must explain its motivation thereto in its annual report. uniQure subscribes to the principles and best practice provisions of the Code. In this section uniQure outlines how it had organized its corporate governance and to what extent it did not comply with the most relevant best practices of the Code.

uniQure supports the Code and complies with the relevant best practice provisions of the Code, subject to the exceptions set out below.

II.1.1. A management board member is appointed for a maximum period of four years. A member may be reappointed for a term of not more than four years at a time.

The current member of the Management Board has a contract of indefinite duration. The Company respects the rights of the member of the Management Board who was a member at the time the Code became applicable to the Company. For that reason, there was no adjustment of his contract. The Company will ensure that any new members will be appointed for a four year term.

II.2.4. If options are granted, they shall, in any event, not be exercised in the first three years after the date of granting. The number of options to be granted shall be dependent on the achievement of challenging targets specified beforehand.

The members of the Management Board have been in the past, or, at the discretion of the Supervisory Board, may in the future be, granted options that are exercisable within three years from the year the options were granted and that do not have predetermined performance criteria.  The Company has to recruit the members of the Management Board in a competitive international environment. The Company believes that the granting of such options is in the best interest of the Company because it enables it to attract and retain high caliber members of the Management Board. A deviation from the Code is therefore considered justified.

II.2.12 The remuneration report of the supervisory board shall contain an account of the manner in which the remuneration policy has been implemented in the past financial year, as well as an overview of the remuneration policy planned by the supervisory board for the next financial year and subsequent years. The report shall explain how the chosen remuneration policy contributes to the achievement of the long-term objectives of the company and its affiliated enterprise in keeping with the risk profile. The report shall be posted on the company’s website.

II.2.13 The overview referred to in best practice provision II.2.12 shall in any event contain the following information: items (a) through (j)

The disclosures set out under Note 31 of the consolidated financial statements cover to a large extent the above requirements. As for the year ended December 31, 2014 the Company was a listed company at NASDAQ. The disclosures made by the Company under the applicable listing rules and which are published at http://www.sec.gov are deemed to be appropriate in this respect.

III.2.1. All supervisory board members, with the exception of not more than one person, shall be independent within the meaning of best practice provision III.2.2.

Two members of the Supervisory Board are affiliated with Forbion and are therefore not independent within the meaning of the Code. The Company feels this deviation is justified by the specific knowledge and experience of the Company’s business held by these two Supervisory Board members. In addition, the fact that Forbion will continue to hold a major investment stake in the Company justifies their continuing to have a designee on the Supervisory Board.

III.5.4 The Audit Committee shall in any event focus on supervising the activities of the management board with respect to …

c) compliance with recommendations and observations of internal and external auditors;

d) the role and functioning of the internal audit function;

uniQure feels that its financial reporting is sufficiently monitored by its Audit Committee and has not appointed an internal auditor.

III.7.1 A supervisory board member may not be granted any shares and/or rights to shares by way of remuneration.

uniQure grants options to the chairman and other members of the Supervisory Board. uniQure believes that such remuneration is in accordance with  the NASDAQ corporate governance requirements and market practice among companies listed at NASDAQ. uniQure may in future be further required to commit itself to grant options to attract and ensure the continued services of the best qualified persons for the Supervisory Board. The number of option rights granted to each Supervisory Board member is determined by the general meeting of shareholders. uniQure therefore believes that applying this best practice provision is not in its best interests.

IV.1.4 The policy of the company on additions to reserves and on dividends (the level and purpose of the addition to reserves, the amount of the dividend and the type of dividend) shall be dealt with and explained as a separate agenda item at the general meeting.

The Company is not permitted by law to pay dividends because it has no retained profits on account of its history of making losses. Therefore, the Company does not intend to discuss the dividend policy at the general meeting as a separate agenda item.

IV.3.1 Meetings with analysts, presentations to analysts, presentations to investors and institutional investors and press conferences shall be announced in advance on the website and by means of press releases. Provision shall be made for all shareholders to follow these meetings and presentations in real time, for example by means of web casting or telephone lines. After the meetings, the presentations shall be posted on the company’s website.

Considering uniQure’s size, it would create an excessive burden to provide facilities which enable shareholders to follow in real time the meetings and presentations referred to in the best practice provision. uniQure will provide facilities for shareholders to follow the announcement of its business updates via webcast. uniQure will also ensure that presentations are posted on its website immediately after the meetings in question.

IV.3.4 Analysts meetings, presentations to institutional or other investors and direct discussions with the investors shall not take place shortly before the publication of the regular financial information (quarterly, half-yearly or annual reports).

The Company maintains an active program of meetings with investors, which it considers to be in the best interests of the Company and its Shareholders. From time to time these meetings may take place shortly before the publication of regular financial information but in such circumstances no price sensitive financial information is disclosed. The Company’s substantial research and development activities mean that it has a history of making losses and the Company believes that the main driver of price sensitive information is the progress that it makes on its programs, and that consequently financial information may be of less interest to investors.

IV.3.13 The company shall formulate an outline policy on bilateral contacts with the shareholders and publish this policy on its website.

The Company has not formulated such a policy and therefore does not comply. The Company regularly meets with shareholders in one-on-one situations, which it considers to be in the best interests of the Company and its stakeholders. In such meetings no price sensitive financial information shall be disclosed.

V.3.1 The external auditor and the audit committee shall be involved in drawing up the work schedule of the internal auditor. They shall also take cognizance of the findings of the internal auditor.

Reference is made to the explanation given in relation to best practice provision III.5.4.

V.3.3. If there is no internal audit function, the audit committee shall review annually the need for an internal auditor. Based on this review, the supervisory board shall make a recommendation on this to the management board in line with the proposal of the audit committee, and shall include this recommendation in the report of the supervisory board.

uniQure does not have an internal audit function as it was not deemed necessary before uniQure became a public company in February 2014. In accordance with the Code’s practice V.3, the Audit Committee will evaluate the need for an internal auditor and will make recommendations to the Supervisory Board in this regard.

The ordinary shares are listed on the NASDAQ Global Select Market. uniQure is therefore required to comply with certain of the NASDAQ’s corporate governance listing standards, or the NASDAQ Standards (available from the NASDAQ website). As a foreign private issuer, uniQure may follow home country’s corporate governance practices in lieu of certain of the NASDAQ Standards.

Control Statement

Reference is made to the “Management’s Annual Report on Internal Control over Financial Reporting” set out within the “Report of the Management Board” below.

Supervisory Board Members

The following table sets forth information with respect to each of our Supervisory Board members and their respective ages as of the date of this Annual Report. The terms of office of all our Supervisory Board members expire according to a rotation plan drawn up by our Supervisory Board. The business address of our Supervisory Board members is our registered office address at Meibergdreef 61, Amsterdam 1105 BA, the Netherlands.

Our Supervisory Board is currently composed of the following members, all of whom will be independent under applicable NASDAQ standards:

NAME	AGE	POSITION	Member since(1)	Term expires
Ferdinand Verdonck	72	Member of the Supervisory Board (Chairman)	2012	2017
Joseph M. Feczko	66	Member of the Supervisory Board	2012	2016
Will Lewis	46	Member of the Supervisory Board	2014	2017
David Schaffer	45	Member of the Supervisory Board	2014	2016
Sander Slootweg	46	Member of the Supervisory Board	2012	2015
Paula Soteropoulos	47	Member of the Supervisory Board	2013	2017
Sander van Deventer	60	Member of the Supervisory Board	2012	2016

On December 31, 2014 Mr. Francois Meyer resigned from the Supervisory Board. On January 27, 2014. Dr. Schaffer was appointed to the Supervisory Board. On June 11, 2014 Mr. Lewis was appointed to the Supervisory Board.

Ferdinand Verdonck has served as our chairman since July 2012 and served as chairman of the AMT Supervisory Board from April 2007 until July 2012. He is a director on the boards of J.P. Morgan European Investment Trust, Groupe SNEF, Laco Information Services and Virtus Funds. From 1992 to 2003, he was the managing director of Almanij NV, a financial services company which has since merged with KBC, and his responsibilities included company strategy, financial control, supervision of executive management and corporate governance, including board participation in publicly-traded and privately-held companies in many countries. He served as a member of the board of directors and chairman of the audit committee of two biotechnology companies in Belgium, Movetis and Galapagos. He has previously served as chairman of Banco Urquijo, a director of Dictaphone Corporation and a director of the Dutch Chamber of Commerce for Belgium and Luxembourg, member of the General Council and chairman of the audit committee of the Vlerick Leuven Ghent Management School. Mr. Verdonck holds a law degree from KU Leuven and degrees in economics from KU Leuven and the University of Chicago. We believe that Mr. Verdonck is qualified to serve on our Supervisory Board due to his expertise in the financial services and manufacturing industries and his service on the boards of directors of other companies.

Joseph M. Feczko has served as a member of our Supervisory Board since April 2012 and served as a member of the AMT supervisory board from August 2010 to April 2012. Dr. Feczko worked for Pfizer Inc. from 1982 to 1992 and from 1996 to 2009, where he held positions of increasing responsibility in clinical research, regulatory affairs and safety culminating in the role of Senior Vice President and Chief Medical Officer. From 1992 to 1996, Dr. Feczko was Medical Director for GlaxoSmithKline R&D in the United Kingdom. Dr. Feczko is chairman of the board of directors at Cardoz Pharmaceuticals AB, and a director of Keryx Biopharmaceuticals, Inc. and ChemoCentryx Inc., as well as a member of the supervisory board of Cytheris. He is also a member of the board of directors of Accordia Global Health Foundation, Research!America and the Foundation of National Institute of Health, and a trustee of the New York Academy of Medicine. Dr. Feczko is a member of the Technical Expert Committee for the International Trachoma Initiative of the Task Force for Global Health. Between 2006-2011 he was a member of the Governing Board of the Technology Strategy Board of the United Kingdom. Dr. Feczko is Board Certified in Internal Medicine and Infectious Diseases. Dr. Feczko holds a bachelor of science degree from Loyola University and an M.D. from the University of Illinois College of Medicine. We believe that Dr. Feczko is qualified to serve on our Supervisory Board due to his expertise in the pharmaceutical and biotechnology industries.

Will Lewis has served as a member of our Supervisory Board since June 2014. Mr. Lewis is currently President, Chief Executive Officer and member of the Board of Directors of Insmed, a biopharmaceutical company specialized in inhalation therapies for orphan lung diseases. Prior to joining Insmed in 2012, he was President and Chief Financial Officer of Aegerion Pharmaceuticals, Inc., which he also co-founded. At Aegerion, he played a pivotal role in re-orienting the company’s strategy to focus on orphan disease indications. He previously worked in the U.S. and Europe in investment banking for JP Morgan, Robertson Stephens and Wells Fargo. During his time in banking, he was involved in a broad range of domestic and international capital raises and advisory work valued at more than $20 billion. He serves on the Board of Directors of Oberlin College and is a member of the Visiting Committees of the Weatherhead School of Management of Case Western Reserve University and The Hawken School. He holds a B.A. from Oberlin College and an M.B.A./J.D. from Case Western Reserve University. We believe that Mr. Lewis is qualified to serve on our Supervisory Board due to the depth of his experience in the biotechnology and finance industries.

David Schaffer has served as a member of our Supervisory Board since January 2014. Dr. Schaffer is Professor of Chemical and Biomolecular Engineering, Bioengineering, and Neuroscience at University of California Berkeley, a position he has held since 2007, as well as Director of the Berkeley Stem Cell Center since 2011. Dr. Schaffer is also co-founder of 4D Molecular Therapeutics, a company specializing proprietary technology for gene therapy products. We entered into a collaboration and license agreement with 4D Molecular Therapeutics in January 2014. Previously, Dr. Schaffer was Assistant Professor from 1999 to 2005 and Associate Professor from 2005 to 2007 at the University of California, Berkeley Department of Chemical Engineering & Helen Wills Neuroscience Institute. He serves on the boards of the American Society for Gene and Cell Therapy and the Society for Biological Engineering. He has more than 20 years of experience in chemical and molecular engineering, and stem cell and gene therapy research, has over 130 scientific publications, and serves on 5 journal editorial boards and 5 industrial scientific advisory boards. Dr. Schaffer holds a bachelor of science degree in chemical engineering from Stanford University and a Ph.D. in Chemical Engineering from the Massachusetts Institute of Technology. We believe Dr. Schaffer is qualified to serve on our Supervisory Board due to his extensive relevant scientific expertise and experience in the biotechnology industry.

Sander Slootweg has served as a member of our Supervisory Board since April 2012 and served as member of the AMT supervisory board from September 2006 to April 2008, including as Chairman from 2006 to 2007. Mr. Slootweg is a managing partner at Forbion Capital Partners, the Netherlands, a venture capital firm he co-founded in 2006. He currently serves on the boards of Forbion’s portfolio companies Xention, Ltd, Pulmagen Therapeutics, Ltd, Dezima Pharma, B.V. (Chairman), Ario Pharma Ltd. and Oxyrane, Ltd. In addition, in recent years Mr. Slootweg has served on the boards of Argenta Discovery Ltd (sold to Galapagos in 2010), Alantos Pharmaceuticals, Inc. (sold to Amgen in 2007), BioVex Group, Inc. (sold to Amgen in 2011), Impella Cardiosystems AG (sold to Abiomed, Inc. in 2005), Glycart AG (sold to Roche in 2005), Cambridge Drug Discovery Ltd (sold to Biofocus Plc in 2001), Fovea Pharmaceuticals S.A. (sold to Sanofi-Aventis in 2009) and Pieris AG. Mr. Slootweg holds degrees in Business and Financial Economics from the Free University of Amsterdam and in Business Administration from Nijenrode University, The Netherlands. We believe that Mr. Slootweg is qualified to serve on our Supervisory Board due to his expertise in the healthcare technology industry and his service on the boards of directors of other companies.

Paula Soteropoulos has served as a member of our Supervisory Board since July 2013. Ms. Soteropoulos has served as president and chief executive officer (CEO) of Akcea Therapeutics, an ISIS Pharmaceuticals owned subsidiary, since January 2015. She served as Senior Vice President and General Manager, Cardiometabolic Business and Strategic Alliances, at Moderna Therapeutics, Inc., from July 2013 to December 2014. Previously, Ms. Soteropoulos worked at Genzyme Corporation, a biotechnology company, from 1992 to 2013, most recently as Vice President and General Manager, Cardiovascular, Rare Diseases. Ms. Soteropoulos holds a bachelor of science degree in chemical engineering and a master of science degree in chemical and biochemical engineering, both from Tufts University, and holds an executive management certificate from the University of Virginia, Darden Graduate School of Business Administration. We believe Ms. Soteropoulos is qualified to serve on our Supervisory Board due to her extensive experience in the biotechnology industry.

Sander van Deventer has served as a member of our Supervisory Board since April 2012 and served as member of the AMT Supervisory Board from April 2010 to April 2012. Dr. van Deventer was one of our co-founders and currently chairs uniQure’s Scientific Advisory Board. He served as interim Chief Executive Officer of our predecessor Company from February to October 2009. He has been Professor of Translational Gastroenterology at the Leiden University Medical Center since 2008 and is a partner of Forbion Capital Partners, which he joined in 2006. He serves on the boards of enGene Inc., Argos Biotherapeutics, gICare Pharma Inc and Hookipa Biotech. He was previously a professor, head of the department of experimental medicine and chairman of the department of gastroenterology of the Academic Medical Center at the University of Amsterdam from 2002 to 2004, and subsequently professor of experimental medicine at the University of Amsterdam Medical School until 2008. He currently is a professor at Leiden University Medical Center.  He has more than 15 years of experience in biotechnology product development. He is the author of more than 400 scientific articles in peer-reviewed journals, and he serves as an advisor to regulatory authorities including the EMA and FDA. Dr. van Deventer holds a degree in medicine as well as a Ph.D. from the University of Amsterdam. We believe that Dr. van Deventer is qualified to serve on our Supervisory Board due to his expertise in the biotechnology industry and his service on the boards of directors of other biotechnology companies.

Report of the Supervisory Board

We are pleased to present the Annual Accounts 2014 as prepared by the Management Board. The Annual Accounts and the Annual Report 2014 have been discussed with the Company’s Audit Committee in attendance of the auditor. The Annual Accounts have been audited by PricewaterhouseCoopers Accountants N.V. The auditor’s report and opinion on the Annual Accounts can be found on page 119 of this Annual Report. The Supervisory Board reviewed and approved the Annual Accounts for the financial year 2014, which allows us to state with confidence that the Annual Accounts and the Annual Report satisfies the transparency requirements and provides a good basis for the Supervisory Board’s accountability for the supervision it conducted.  The Supervisory Board recommends that the meeting adopt the Annual Accounts for the year 2014.

The Financial Statements for 2014 for uniQure N.V. have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union and, in our opinion, give a true and fair view of the Group’s and the Company’s assets, liabilities, financial position and results at December 31, 2014 and of the results of the Group’s and the Company’s operations and cash flows for the financial year 2014.

Supervision and Advice

Activities, Policy, Strategy, Realization

During the year under review, the Supervisory Board held extensive discussions, both in its formal meetings, and also in informal communications among its members, to ensure the continuity of high level management of the Company. The Supervisory Board held 9 formal meetings for consultation with the Management Board. During these formal meetings and discussions, the Supervisory Board primarily focused on the objectives and strategy of uniQure, and the main risks of its business, the assessment made by the Management Board of the design and effectiveness of the internal risk management and control systems, the progress made on clinical development, corporate governance, the financial budgets and operational plan, the half yearly report and progress on fulfilling the proposed plans.

As in preceding years the Supervisory Board discussed clinical development and strategy at length with the Management Board in terms of the developments in its particular field of expertise, gene therapy. In the same context, the Supervisory Board also discussed the long-term plan that ties in with the aspiration, objectives, and strategy. Special attention was devoted to the realism of the assumptions made, maintaining a manageable risk profile and the Company’s financing and staffing plan. Based on these assumptions, the proposed strategy should allow for growth in the value of the share. The Supervisory Board extensively discussed the situation in the biotechnology industry, research and clinical developments, acquisition opportunities, possible cooperation with third parties and the staffing plan of uniQure. The discussion of the realization of the proposed plans centered mainly on progress in development of various pipeline products, collaboration with academic and industrial partners, reasons why the progress of some development programs lagged, and the measures taken in response. There was also regular consultation on the modernization of the infrastructure, investment in operating assets and the availability of sufficient high quality managers.

During the meetings in 2014 particular attention was given to acquisition of InoCard GmbH, the build-out of a 53,000 square foot US manufacturing plant in Lexington, Massachusetts, and the financing of all R&D programs. In February 2014, the company also completed a successful IPO on NASDAQ, placing 5,400,000 shares at $17 per share, raising a total of gross $91.8 million (€67.3 million).

The members of the Supervisory Board would like to express their appreciation to the Management Board and employees of uniQure for their dedicated efforts and performance in 2014.

Corporate Governance

The Board wishes to draw attention to uniQure’s compliance with the majority of the provisions in the prevailing Dutch Corporate Governance Code. Details of uniQure’s position regarding the organization of the corporate governance structure is presented above. This subject will be discussed at the Annual General Meeting of Shareholders.

The Dutch Corporate Governance Code stipulates that the composition of the Supervisory Board is such that it is able to carry out its duties properly and that the members of the Supervisory Board are able to act critically and independently of each other, of the Management Board and of any particular interests.

In 2014 the composition of the Supervisory Board and their attendance at Supervisory Board meetings was as follows:

	Number of meetings	Meetings attended
Ferdinand Verdonck (Chairman)	9	9
Sander van Deventer	9	9
Joseph Feczko	9	9
Will Lewis	1	1
David Schaffer	5	5
Sander Slootweg	9	9
Paula Soteropoulos	9	7
Francois Meyer	9	7

Independence of the Supervisory Board

Save for Professor Mr. Sander van Deventer and Mr. Sander Slootweg, each member of our Supervisory Board has been and remains fully independent within the meaning of best practice provision III.2.2 of the Dutch Corporate Governance Code.

Professor Mr. Sander van Deventer and Mr. Sander Slootweg are affiliated with Forbion and are therefore not independent within the meaning of the Code. The Company feels this deviation is justified by the specific knowledge and experience of the Company’s business held by these two Supervisory Board members. In addition, the fact that Forbion will continue to hold a major investment stake in the Company justifies their continuing to have a designee on the Supervisory Board. Professor van Deventer was a member of the management board of our predecessor company prior to his appointment to the Supervisory Board.

Related Party transactions

Details of transactions between the Company and members of the Supervisory Board, members of the Management Board and significant shareholders are set out in Note 30 to the Financial Statements and are within the meaning of best practice provisions II.3.2, II.3.3, II.3.4, III.6.1, III.6.2 III.3.3 and III.6.4 of the Dutch Corporate Governance Code. There have been no material transactions with shareholders holding more than ten percent of the shares in the Company.

Functioning of the Supervisory Board

The members of the Supervisory Board have discussed their individual functioning, as well as that of the Supervisory Board as a whole, on a continuing basis. In these discussions, also consideration was given to the composition and profile of the Supervisory Board, as well as the functioning of its members and committees and the Supervisory Board’s tasks. The profile sets out the types of expertise the Supervisory Board must possess. In our view the Supervisory Board satisfies the defined requirements, and we consider the composition to be adequate for the proper performance of its duties. The Supervisory Board has appointed from among its members three separate committees with special tasks, the Audit Committee, the Remuneration Committee and the Nominating and Corporate Governance Committee. These committees prepare the decision making of the Supervisory Board on the relevant matters. The following regulations can be found on the Company’s website: Corporate Governance Guidelines, Audit Committee Charter, Remuneration Committee Charter and Nominating and Corporate Governance Committee Charter.

Audit Committee

The Audit Committee in 2014 consisted of Mr. Joseph Feczko (chairman), Mr. Ferdinand Verdonck and Mrs. Paula Soteropoulos. As of the date of this Annual Report our Audit Committee consists of Mr. Will Lewis (Chairman), Mrs. Paula Soteropoulos and Mr. Ferdinand Verdonck. Each member satisfies the independence requirements of the NASDAQ listing standards, and Mr. Will Lewis and Mr. Ferdinand Verdonck both qualify as an “audit committee financial expert,” as defined in Item 16A of Form 20-F and as determined by our supervisory board. The Audit Committee oversees our accounting and financial reporting processes and the audits of our consolidated financial statements. The Audit Committee is responsible for, among other things:

• making recommendations to our Supervisory Board regarding the appointment by the general meeting of shareholders of our independent auditors;

• overseeing the work of the independent auditors, including resolving disagreements between management and the independent auditors relating to financial reporting;

• pre-approving all audit and non-audit services permitted to be performed by the independent auditors;

• reviewing the independence and quality control procedures of the independent auditors;

• discussing material off-balance sheet transactions, arrangements and obligations with management and the independent auditors;

• reviewing and approving all proposed related-party transactions;

• discussing the annual audited consolidated and statutory financial statements with management;

• annually reviewing and reassessing the adequacy of our audit committee charter;

• meeting separately with the independent auditors to discuss critical accounting policies, recommendations on internal controls, the auditor’s engagement letter and independence letter and other material written communications between the independent auditors and the management; and

• attending to such other matters as are specifically delegated to our Audit Committee by our Supervisory Board from time to time.

The Audit Committee is governed by a charter that complies with NASDAQ rules.

The Audit Committee in 2014 had 4 formal meetings, all attended in full by all the eligible members. During these meetings, amongst others, the following main topics were discussed: the financial results for the year 2013, the interim results for 2014, the Company’s system of internal controls and the audit approach, audit planning and the results of the external audit. The Audit Committee meets at least once per year with our independent accountant, without our Management Board being present.

Remuneration Committee

The Remuneration committee in 2014 consisted of Professor Mr. Sander van Deventer, Mr. Francois Meyer and Mr. Ferdinand Verdonck. At the 2015 General Meeting of Shareholders our Remuneration  our Remuneration Committee will consist of Professor Mr. Sander van Deventer (Chairman), Mr. Ferdinand Verdonck and Mr. Will Lewis. The Remuneration Committee assists the Supervisory Board in reviewing and approving or recommending our compensation structure, including all forms of compensation relating to our supervisory directors and management. Members of our management may not be present at any committee meeting while the compensation of our chief executive officer is deliberated. Subject to the terms of the remuneration policy approved by our general meeting of shareholders from time to time, as required by Dutch law, the Remuneration Committee is responsible for, among other things:

• reviewing and making recommendations to the Supervisory Board with respect to compensation of our Management Board and members of the Supervisory Board;

• reviewing and approving the compensation, including equity compensation, change-of-control benefits and severance arrangements, of our chief executive officer, chief financial officer and such other members of our management as it deems appropriate;

• overseeing the evaluation of our management;

• reviewing periodically and making recommendations to our Supervisory Board with respect to any incentive compensation and equity plans, programs or similar arrangements;

• exercising the rights of our Supervisory Board under any equity plans, except for the right to amend any such plans unless otherwise expressly authorized to do so; and

• attending to such other matters as are specifically delegated to our compensation committee by our Supervisory Board from time to time.

Under NASDAQ rules, there are heightened independence standards for members of the Remuneration Committee, including a prohibition against the receipt of any compensation from us other than standard Supervisory director fees. All of our Remuneration Committee members will meet this heightened standard.

The Remuneration Report of the Supervisory Board, in accordance with section II.2.12 of the Corporate Governance Code is set out below.

The Corporate Governance Code stipulates that the composition of the Supervisory Board is such that it is able to carry out its duties properly and that the members of the Supervisory Board are able to act critically and independently of each other, of the Management Board and of any particular interests. In 2014 the Remuneration Committee had 6 formal meetings, all attended in full by all the eligible members. In these meetings and discussions the following main topics were discussed: the composition and functioning of the Management Board, the goals for the Management Board and the actual performance of the Management Board compared to the goals; the remuneration of the Management board and staff members.

The Remuneration Committee is governed by a charter that complies with NASDAQ rules.

Remuneration Report

This report sets out the remuneration policy operated by the Company in respect of the Management Board. Details of the members and meetings of the Remuneration Committee are disclosed above.

Remuneration Policy Overview

It is the aim of the Remuneration Committee to encourage and reward superior performance by the members of the Management Board with that performance being measured against achieving corporate goals, strong financial performance and the delivery of value to shareholders.

The Remuneration Committee believes that the current policy retains and motivates the Management Board appropriately while enforcing a strong “pay for performance” culture within the company. The Remuneration Committee will continue to review the policy on an annual basis to ensure that it is in line with the company’s objectives and shareholders’ interests.

Details of amounts paid, including the granted Restricted Stock Units (RSU’s) to the Management Board and to the senior management team of the Company are set out in Note 31 to the Financial Statements.

Management Board Agreements

The terms and conditions of the employment contract for Mr. Aldag were approved by the General Meeting of Shareholders held on November 18, 2013. Mr. Aldag is the only member of the Management Board at the date of these accounts.

Salary

Base salaries are reviewed annually and revised salaries take effect from the start of the financial year. The review process is managed by the Remuneration Committee which each year assesses the market competitiveness of pay primarily in terms of total remuneration, with less emphasis on base salary.

Bonuses

The maximum achievable bonus for Mr. Aldag is determined under his employment contract at 40% of base salary. The performance criteria determining the actual level of bonus payable are set by the Supervisory Board on the recommendation of the Remuneration Committee, by reference to the achievement of the Company’s goals for the year.

Share Options

The Company grants share options to members of the Management Board and staff to reward loyalty and performance and to enable valued employees to share in the success of the Company. These options are effected by the grant of share options under the Company’s share incentive plan.

Management Board’ Share Options and RSU’s

Details of Management Board’ share options and Restricted Stock Units are set out in Note 31 to the Financial Statements.

Pensions

Within uniQure’s pension scheme as applied during 2014 both employee and employer make contributions which are invested in investment funds selected by the employee. Every year a premium is made available by uniQure, expressed as a percentage of the pensionable salary of the employee. The employee’s contribution amounts to 3.0% of pensionable salary and will be settled through deduction from the gross monthly salary.

uniQure’s contribution to the pension scheme is related to the age of the employee, on an increasing basis in the range 6.9 — 36.1% of pensionable salary for ages between 21 and 65. The scheme is open to Dutch members of the Management Board and employees.

Effective January 1, 2015, following adjusted pension legislation, the employee contribution is set at zero % and uniQure will as employer make contributions which are invested in investment funds. Every year a premium is made available by uniQure, expressed as a percentage of the pensionable salary of the employee.

Each year on January 1st, the available premium will be automatically adjusted to the employees’ new gross salary. uniQure’s contribution to the pension scheme is related to the age of the employee, on an increasing basis in the range 4.7% - 27.7% of pensionable salary for ages between 21 and 67.

Nominating and Corporate Governance Committee

In 2014 the Company established, in contemplation of the Company’s IPO, a Nominating and Corporate Governance Committee, which consisted of Professor Mr. Sander van Deventer, Mr. Francois Meyer and Mr. Ferdinand Verdonck. At the 2015 General Meeting of Shareholders our Nominating and Corporate Governance Committee will consist of Mr. Lewis (Chairman), Mr. Joseph Feczko and Mr. Philip Astley-Sparke. Each member satisfies the independence requirements of the NASDAQ listing standards. The Nominating and Corporate Governance Committee assists the Supervisory Board in selecting individuals qualified to become our supervisory directors and in determining the composition of the Supervisory Board and its committees. The Nominating and Corporate Governance Committee is responsible for, among other things:

• recommending to the Supervisory Board persons to be nominated for election or re-election to the Supervisory Board and Management Board at any meeting of the shareholders;

• overseeing the Supervisory Board’s annual review of its own performance and the performance of its committees; and

• considering, preparing and recommending to the Supervisory Board a set of corporate governance guidelines.

The Nominating and Corporate Governance Committee is governed by a charter that complies with NASDAQ rules.

Amsterdam, May 1, 2015

Supervisory Board

Ferdinand L. J. Verdonck — Chairman

Sander van Deventer — Member

Joseph Feczko — Member

David Schaffer — Member

Sander Slootweg — Member

Paula Soteropoulos — Member

Will Lewis - Member

Management Board

The following table sets out information with respect to each of our management board members, their respective ages and their positions at uniQure as of the date of this Annual Report. The business address of our Management Board members is our registered office address at Meibergdreef 61, Amsterdam 1105 BA, the Netherlands.

NAME	AGE	POSITION	DATE OF APPOINTMENT

Jörn Aldag	55	Chief Executive Officer	October 4, 2009

Matthew Kapusta(1)	42	Chief Financial Officer	January 1, 2015

(1)                                 Matthew Kapusta was appointed Chief Financial Officer in January 2015. His appointment to the management board is subject to approval at our 2015 annual general meeting of shareholders.

Jörn Aldag has served as our chief executive officer since he joined AMT, now uniQure, in October 2009. He has led our corporate development including the expansion of our gene therapy pipeline, the marketing authorization process with the EMA for Glybera and the recapitalization of AMT to form uniQure. Before joining our Company he was instrumental in building Evotec AG, a drug discovery company listed on the Frankfurt Stock Exchange, serving as chief financial officer from 1997 to 2000 and as president and chief executive officer from 2001 to 2009. Prior to Evotec, Mr. Aldag served in various financial management positions at MAN AG, and as Business Director at Treuhandanstalt, the agency responsible for privatizing the East German economy after the German reunification. Mr. Aldag is Chairman of Molecular Partners AG, Zurich, Switzerland, and holds business degrees from the Harvard Business School (Advanced Management Program) and the European Business School. We believe that Mr. Aldag is qualified to serve on our Management Board due to his broad expertise in the biotechnology industry and his deep general management experience.

Matthew Kapusta has served as our chief financial officer since January 2015. Mr Kapusta has nearly 20 years of experience in the life sciences industry. Most recently, Mr. Kapusta was Senior Vice President at AngioDynamics responsible for corporate development, strategic planning and national accounts. Prior to AngioDynamics, he served as Vice President, Finance for Smith & Nephew Orthopaedics. Mr. Kapusta’s career also includes more than a decade of investment banking experience focused on emerging life sciences companies. Mr. Kapusta was Managing Director, Healthcare Investment Banking at Collins Stewart, and held various positions at Wells Fargo Securities, Robertson Stephens and PaineWebber. Mr. Kapusta holds a Master of Business Administration from New York University’s Stern School of Business, a Bachelor of Business Administration from University of Michigan’s Ross School of Business and earned his Certified Public Accountant license in 1996 while at Ernst & Young. Mr. Kapusta’s appointment to our Management Board is subject to approval at our 2015 annual general meeting of shareholders. We believe that Mr. Kapusta is qualified to serve on our Management Board due to his broad expertise in the biotechnology and finance industries.

Senior management

Our Management Board is supported by our senior management team. The following table sets forth information with respect to each of the members of our senior management team, their respective ages and their positions as of the date of this Annual Report. The business address of the members of our senior management is our registered office address at Meibergdreef 61, Amsterdam 1105 BA, the Netherlands.

NAME	AGE	POSITION

Eric Goossens	49	Chief Operating Officer

Christian Meyer, M.D.	47	Chief Medical Officer

Harald Petry	55	Chief Science Officer

Hans Preusting	52	Chief Business Officer

Hans Christian Rohde	57	Chief Commercial Officer

Eric Goossens has served as our chief operating officer since 2014, prior to which he worked for Dätwyler Pharma Packaging Belgium N.V. for three years as Site Director responsible for the Belgium and Germany sites. Before this, he held leadership positions in operations at Sekisui S-LEC Europe B.V., where he was responsible for the Film Plant Operations and Supply Chain. From 2002 to 2006 he was Project Manager and Director Production Operations at Centocor B.V. where he played an important role in a major site expansion, building a new biopharmaceutical production facility. Mr. Goossens holds a Master’s degree in Chemistry from the University of Utrecht, the Netherlands, as well as a Master of Engineering from the University of Twente, the Netherlands. His educational background includes international executive leadership programs at the business schools of INSEAD and IMD.

Christian Meyer, M.D. has served as our chief medical officer since October 2013. Dr. Meyer has more than 13 years of clinical research experience with both biotechnology companies and large pharma, with particular expertise in the development of treatments for rare diseases, including acute intermittent porphyria and lysosomal storage disorders. From 2010-2013 he was the chief medical officer at Cardoz AB, a pharmaceutical company. Prior to that, from 2006 to 2010, Dr. Meyer held leadership positions in clinical development at Symphogen A/S, a biopharmaceutical company, where he was senior vice president for medical affairs and vice president of clinical development. Prior to Symphogen A/S, he played an important role in clinical development at Zymenex A/S and spent five years in clinical development at Novo Nordisk A/S, both biopharmaceutical companies. Dr. Meyer received both his M.D. and Ph.D. degrees from the University of Copenhagen, Denmark.

Harald Petry has served as our chief science officer since January 2012. Dr. Petry joined AMT in May 2007 as director of research and development. He has worked in the area of gene therapy for more than 15 years and has extensive experience in pharmaceutical research. Prior to joining us, he worked at Jenapharm GmbH (Germany), a pharmaceutical company, from 2001 to 2002 and Berlex Biosciences (US), a biotechnology company, from 2002 to 2007 in different functions with increasing managerial and leadership responsibility. Dr. Petry holds his doctoral degree in biology from Justus-Liebig- Universität Giessen.

Hans Preusting has served as our chief business officer since July 2011, including at AMT where he first joined us as a Director of Process Development and Manufacturing in August 2006. He holds a PhD in biochemistry and an MBA from Rotterdam School of Management. He has more than 20 years of experience in product development and manufacturing using fermentation and cell culture techniques. Prior to joining us, he was at Solvay Pharmaceuticals, DSM and Gist-brocades. Dr. Preusting holds two patents and has published more than 20 scientific articles.

Hans Christian Rohde has served as our chief commercial officer since December 2012. Mr. Rohde has almost 25 years of experience in commercial roles at leading biotechnology and pharmaceutical companies. From 2007 until 2012 he was chief commercial officer at Basilea Pharmaceutica, a pharmaceutical company, and a member of its executive management committee with responsibility for global commercial operations, marketing, supply chain, medical affairs, pricing and market access. Prior to Basilea Pharmaceutica, Mr. Rohde was corporate vice president, head of global therapeutic areas reproductive health and endocrinology at Merck-Serono, a pharmaceutical company, from 2003 until 2007. Prior to this, he was responsible for international marketing and global market development at Biogen Idec, a biotechnology company. Mr. Rohde holds a master of science from the University of Copenhagen and a master of business administration from the Birmingham Business School, the University of Birmingham in the United Kingdom.

Report of the Management Board

General Information

When in this chapter a reference is made to Articles of Association, this shall be a reference to the Company’s Articles of Association, as they read as of February 10, 2014. The Management Board is responsible for the general affairs and business of the Company and as such is responsible for progressing the Company to achieve its goals.

During 2014 the Management Board comprised: (i) Jörn Aldag, who was appointed to the Management Board as Chief Executive Officer effective April 5, 2012; and (ii) Piers Morgan, who was appointed as Chief Financial Officer on April 5, 2012. Mr. Morgan has tendered his resignation as our chief financial officer and member of the Management Board, effective May 20, 2014.

The Management Board has collective powers and responsibilities, which, if the Management Board is comprised of more than one member, are divided among its members. The General Meeting of Shareholders appoints members of the Management Board, based on the proposals of the Supervisory Board. A member of the Management Board shall be appointed for a period of four years and may be reappointed for additional periods of four years each.

Supervisory Board

The Supervisory Board is responsible for supervising the conduct of and providing advice to the Management Board and supervising uniQure’s business generally. In performing its duties, the Supervisory Board is required to act in the interests of the Company’s business as a whole, with due regard of the social responsibility issues connected therewith. The Articles of Association provide that the Supervisory Board will determine the number of members of the Supervisory Board and that the General Meeting of Shareholders appoints the members of the Supervisory Board following a proposal by the Supervisory Board.

Any newly appointed member of the Supervisory Board will serve for a maximum of three years, unless stated otherwise in the resolution to appoint the Supervisory Board member in question. A Supervisory Board member may be reappointed for a period of three years. The maximum term is twelve years. The General Meeting of Shareholders appoints a chairperson and the Supervisory Board may appoint a vice-chairperson from amongst its members.

The General Meeting of Shareholders may suspend or dismiss members of the Supervisory Board at any time. The Articles of Association provide that the members of the Supervisory Board shall retire periodically in accordance with a rotation plan as drawn up by the Supervisory Board.

Supervisory and Management Boards

Currently the split of the Supervisory Board is 6 male and 1 female. The membership of the Management Board is 1 male and 0 female. Membership of the Supervisory and Management Boards is determined on the basis of candidates who have the appropriate skills for carrying out their responsibilities, irrespective of gender. The Company makes changes as required by circumstances and in order to meet uniQure’s strategic objectives. Currently the gender compositions of the Supervisory and Management Boards do not meet the gender diversity criteria of the Dutch Civil Code. When drafting a profile for new members of the Management Board or Supervisory Board emphasis will be placed on diversity, in view of the objective of achieving a balanced gender representation on both boards. Despite the gender requirement the Company employed Mr. Matt Kapusta as Chief Financial Officer in January 2015 for the reasons as disclosed on page 41 of this Annual Report.

Summary of the Full Year Results

Revenues

License revenues for the twelve months ended December 31, 2014 were €0.9 million, a 101% increase from the €0.4 million for the twelve months ended December 31, 2013. The Chiesi license payment was received in July 2013, thus the twelve month period ending December 31, 2013 only includes a partial period of amortization, whereas the current year reflects a full period of amortization.

Collaboration revenues for the twelve months ended December 31, 2014 were €3.8 million, a 52% increase from the €2.5 million for the twelve months ended December 31, 2013. This increase reflects increased reimbursement from Chiesi of development activities in connection with our hemophilia B program.

Cost of Goods Sold

Cost of goods sold of €0.8 million in the twelve months ended December 31, 2013 consisted of the recognition of a repayment obligation to the Dutch government with respect to a portion of a technical development loan. This repayment obligation was triggered by our entitlement to receive during the second quarter of 2013 a €2.0 million upfront payment from Chiesi in relation to our Glybera program. We had no cost of goods sold in the twelve months of 2014.

Other Income

Other income for the twelve months ended December 31, 2014 was €0.77 million, a 32% increase from the €0.59 million recognized for the twelve months ended December 31, 2013. This change reflects a slight increase in employee-related government grants received.

Research and Development Expenses

Research and development expenses for the twelve months ended December 31, 2014 were €33.9 million, a 157% increase from the €13.2 million incurred for the twelve months ended December 31, 2013. This increase reflected the expansion of our research and development activities to support our hemophilia B program and our other product candidates and research programs, as well as the build-up of staff in our Lexington facility. In addition, as part of our strategic collaboration with 4D Molecular Therapeutics entered into in January 2014, we incurred increased research and development expenses related to certain share-based payments of €6.3 million in relation to the management of 4D Molecular Therapeutics.

Glybera-related raw materials that cannot be used for commercial purposes are accounted for as research and development expenses; Glybera-related materials, including raw materials and finished goods, that are expected to be used for commercial purposes are recorded as inventory on the balance sheet and are not accounted for within research and development expenses.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the twelve months ended December 31, 2014 were €11.2 million, a 4% decrease from the €11.6 million incurred for the twelve months ended December 31, 2013. This decrease resulted principally from higher legal and audit related expenses incurred in 2013 associated with the preparation of our initial public offering, partially offset by an increase in expenses related to being a public company, and the continued build-out of the administrative functions.

Other losses—Net

Other gains / losses—net for the twelve months ended December 31, 2014 were a gain of €5.8 million, compared with a loss of €0.45 million for the twelve months ended December 31, 2013. This increase reflects changes in the foreign exchange rate between the euro and the U.S. dollar. We have not established any formal practice to manage the foreign exchange risk against our functional currency. Other losses were not material for the twelve month period ended December 31, 2012.

Finance Income

Finance income for the twelve months ended December 31, 2014 was €0.254 million, a 149% increase from the €0.1 million for the twelve months ended December 31, 2013. This reflects the increased interest income associated with our higher average cash balance in 2014 compared to 2013. Finance Income was not material for the twelve month period ended December 31, 2012.

Finance Expense

Finance expense for the twelve months ended December 31, 2014 was €3.5 million, a 21% decrease from the €4.4 million for the twelve months ended December 31, 2013. The amount in 2013 primarily related to the revaluation of the embedded derivatives upon the conversion of the loan, which totaled €3.5 million, in addition to the interest on the Hercules venture debt loan received in June 2013. The €3.5 million in 2014 related to the interest on the Hercules venture debt loan for a total of €1.7 million combined with a foreign exchange result on the loan of €1.8 million.

Result for the Year and Loss per Share

Total net loss for the year ended December 31, 2014 amounted to €37.0 million (2013: €26.8 million), an increased loss of €10.2 million. The increase in the net loss reflects the increase in expenditure following the build-up of operations in our US  facility, and the progression of our other development and research plans. The loss per share amounted to €2.16 for 2014 compared to €2.48 for 2013. The basic and diluted loss per share is the same because the Company is loss-making in both periods.

Cash Flow and Cash Position

Cash and cash equivalents amounted to €53.2 million at December 31, 2014, an increase of €29.4 million compared to €23.8 million at December 31, 2013.

Net Cash (Used in)/Generated by Operating Activities

Net cash used in operating activities was €25.4 million in the twelve months ended December 31, 2014; a 515% increase compared to the net cash used by operating activities of €4.1 million in the twelve months ended December 31, 2013. The amount for 2013 reflected the receipt of the upfront payment under our collaboration agreements with Chiesi. In 2014 we have seen continued expenditures in progressing our pipeline products as well as the expense associated with the start-up of the operations in our Lexington, Massachusetts manufacturing facility.

Net Cash Used in Investing Activities

Net cash used in investing activities was €20.5 million in the twelve months ended December 31, 2014, a 243% increase from €6.0 million in the twelve months ended December 31, 2013. The increase primarily reflected the continued build-out of our manufacturing facility in Lexington, Massachusetts.

Net Cash Generated from Financing Activities

Net cash generated from financing activities was €69.5 million in the twelve months ended December 31, 2014, a 106% increase from €33.6 million in the twelve months ended December 31, 2013. The increase primarily reflected the receipt of net proceeds of €62.0 million in connection with our initial public offering in February 2014, and the amendment to the Hercules venture debt loan that resulted in a cash inflow of a net €7.2 million.

Equity

Shareholders’ equity at December 31, 2014 amounted to €43.1 million compared to €5.6 million for December 31, 2013; A total of 18,092,194 shares were issued and outstanding at December 31, 2014.

Outlook

2014 represented an important year for uniQure with a substantially strengthened financial position and encouraging advances in the Company’s development programs. This was in advance of the collaboration agreements signed with Bristol Myers Squibb in April 2015.

The business is well positioned to continue delivering on the promise of gene therapy through advance of its clinical pipeline, continued progress with its research activities, and the commercial launch of its first product, Glybera.

Risk Factors

The business is exposed to specific industry risks, as well as general business risks. Listed below are the risks perceived by management to be the most significant. The risks faced by uniQure during 2014 are not limited to this list; a more comprehensive set of risks are described in uniQure’s form 20-F which was filed with the Securities Exchange Commission on April 7, 2015, and a copy of which is available from uniQure’s website.

Risks Related to the Business

Any failure or delay in commencing or completing clinical trials for our products could severely harm our business. To obtain the requisite regulatory approvals to market and sell any of our products, we must demonstrate through extensive pre-clinical tests and clinical trials that the products are safe and effective in humans. Pre-clinical tests and clinical trials are expensive, can take many years and have an uncertain outcome. A failure of one or more of our pre-clinical programs on clinical trials could occur at any stage of testing.

Positive or timely results from pre-clinical tests and early clinical trials do not ensure positive or timely results in later stage clinical trials or product approval by the EMA, the FDA or any other regulatory authority. Products that show positive preclinical or early clinical results often fail in later stage clinical trials.

Any delay in commencing or completing clinical trials for our product candidates would delay commercialization of our products and severely harm our business and financial condition. It is also possible that none of our product candidates will complete clinical trials in any of the markets in which we intend to sell those product candidates. Accordingly, we would not receive the regulatory approvals needed to market our product candidates.

The regulatory approval process is costly and lengthy and we may not be able to successfully obtain all required regulatory approvals. The pre-clinical development, clinical trials, manufacturing, marketing and labeling of pharmaceuticals and medical devices are all subject to extensive regulation by governmental authorities and agencies in the European Union (“EU”), the US and other jurisdictions.

We must obtain regulatory approval for products before marketing or selling any of them. The approval process is typically lengthy and expensive, and approval is never certain.

Additional clinical trials may be required if clinical trial results are negative or inconclusive, which will require us to incur additional costs and significant delays.

Our products will remain subject to ongoing regulatory review even if they receive marketing approval. If we fail to comply with continuing regulations, we could lose these approvals and the sale of our products could be suspended.

Even if we receive regulatory approval to market a particular product, the approval could be conditional on us conducting additional costly post-approval studies or could limit the indicated uses included in the labeling of our products. Moreover, the product may later cause adverse effects that limit or prevent its widespread use, force us to withdraw it from the market or impede or delay our ability to obtain regulatory approvals in additional countries. In addition, as the manufacturer of the product, we, and our facilities, will continue to be subject to regulatory review and periodic inspections to ensure adherence to applicable regulations. After receiving marketing approval, the manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion and the product will remain subject to extensive regulatory requirements.

Our products may not gain market acceptance. Sales of medical products depend on physicians’ willingness to prescribe the treatment, which is likely to be based on a determination by these physicians that the products are safe and effective from a therapeutic and cost perspective relative to competing treatments. We cannot predict whether physicians will make this determination in respect of our products.

Even if our products achieve market acceptance, the market may prove not to be large enough to allow us to generate significant revenues.

Our ability to generate revenue from any products that we may develop will depend on reimbursement and pricing policies and regulations.

Our ability to commercialize our products may depend, in part, on the extent to which reimbursement for our products will be available from government and health administration authorities, private health insurers, managed care programs and other third-party payers.

Significant uncertainty exists as to the reimbursement status of newly approved healthcare products. In many countries, healthcare and pharmaceutical products are subject to a regime of reimbursement by government health authorities, private health insurers or other organizations. There is increasing pressure from these organizations to limit healthcare costs by restricting the availability and level of reimbursement. While we anticipate pricing our products on a comparable basis to the range of current innovative, new orphan medicines whilst also taking into account the sustained benefit expected from a single administration, there can be no assurance that adequate public health services or health insurance coverage will be available to enable us to obtain or maintain prices for our products sufficient to realize an appropriate return on investment.

Risks Related to uniQure Group

We have a history of operating losses and anticipate that we will continue to incur losses for the foreseeable future. We may never become profitable.

The business has incurred losses in each year since its creation. These losses have arisen mainly from costs incurred in research and development of our products and general and administrative expenses.

To date only our first product, Glybera, has been approved for marketing in the EU, subject to certain additional development activities. Control over the timing of commercial launch for Glybera in the EU and certain other countries has been ceded to our commercial partner, Chiesi. We continue to incur research and development and general and administrative expenses related to our operations. Consequently, we expect to continue to incur losses for at least the foreseeable future as the expansion of our operations and continued development of our products will require substantial marketing, sales, and research and development expenditures.

No assurance can be given that we will achieve profitability in the future. Furthermore, if our products fail in clinical trials or do not gain regulatory approval, or if our products do not achieve market acceptance, we may never achieve profitability.

Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods.

We expect to need additional funding in the future, which may not be available to us on acceptable terms, or at all, which could force us to delay or impair our ability to develop or commercialize our products.

Our current cash and cash equivalents balances may not be sufficient to finance our long term research, development and commercialization programs. Therefore, additional funds will be required. There can be no assurance that additional funds will be available on a timely basis, on favorable terms, or at all, or that such funds, if raised, would be sufficient to enable us to continue to implement our long term business strategy. If we are unable to raise such additional funds through collaboration arrangements or equity or debt financing, we may need to delay, scale back or cease expenditures for some of our longer term research, development and commercialization programs, or grant rights to develop and market products that we would otherwise prefer to develop and market ourselves, thereby reducing their ultimate value to us. Our inability to obtain additional funds necessary to operate the business could materially and adversely affect the market price of our shares and all or part of an investment in our shares could be lost. In addition, to the extent we raise capital by issuing additional shares, shareholders’ equity interests would be diluted.

uniQure’s activities have exposed it to a variety of financial risks: market risk (including currency risk, price risk, and cash flow and fair value interest rate risk), credit risk, and liquidity risk. uniQure’s overall risk management program is focused on preservation of capital and the unpredictability of financial markets and has sought to minimize potential adverse effects on uniQure’s financial performance and position. For further detail on the Company’s Financial Risk Management lease refer to note 3 of the consolidated Financial Statements.

Internal Risk Management and Control System

The Company has developed an internal risk management and control system that is tailored to the risk factors that are relevant to the Company, allowing for its small size. The controls frequently entail involvement of the highest level of management in decision-making. The internal risk management and control systems were discussed between the Supervisory Board, the Audit Committee and the Management Board.

uniQure’s Management Board is responsible for designing, implementing and operating the Company’s internal risk management and control systems. The purpose of these systems is to manage in an effective and efficient manner the significant risks to which the Company is exposed. The Company’s internal risk management and control systems are designed to provide reasonable assurance that strategic objectives can be met. Such systems can never provide absolute assurance regarding achievement of Company objectives, nor can they provide an absolute assurance that material errors, losses, fraud, and the violation of laws or regulations will not occur. A summary of the risks that could have prevented uniQure from realizing its objectives is included in the section ‘Risk Factors’ of this report.

The Company’s internal risk management and control systems make use of various measures including:

•  Annual strategic evaluations of the business;

• Periodic operational review meetings of the Management Board with the Management Committee;

• Quarterly review of the financial position and prospects as part of the meetings of the Management Board with the Supervisory Board;

• A planning and control cycle consisting of annual, quarterly and monthly procedures, including subsequent follow-up on achievements of targets set;

• A system of internal controls and procedures;

• An Audit Committee that meets regularly with each of the Management Board and the external auditors; and

• Management letters and audit reports provided by our external auditor.

The Company maintains records and procedures designed to:

• Ensure the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and disposition of the assets of the Company;

• Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only by authorized employees in accordance with documented authorizations; and

• Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Based on the evaluation of the company’s disclosure controls and procedures as of December 31, 2014, the company’s chief executive officer and chief financial officer concluded that, as of such date, the company’s disclosure controls and procedures were not effective as a result of the material weaknesses in internal control described below.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate “internal control over financial reporting,” Internal Control over Financial reporting is defined as a process designed by, or under the supervision of, a company’s chief executive officer and chief financial officer and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2014. This assessment was performed under the direction and supervision of our chief executive officer and chief financial officer, and based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management has identified three control deficiencies that represent material weaknesses. A material weakness is a control deficiency, or a combination of control deficiencies in Internal Control over Financial Reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected. These control deficiencies could result in a misstatement of the financial statement accounts or related disclosures that would result in a material misstatement in the annual or interim consolidated financial statements that would not be presented or detected on a timely basis. Accordingly, management has determined that these control deficiencies constitute material weaknesses.

Specifically, the following material weaknesses were identified:

• a lack of sufficient accounting resources required to fulfill IFRS and SEC reporting requirements;

• a lack of sufficient segregation of duties given the size of our finance and accounting team; and

• a lack of adequate closing procedures, supporting documentation and review.

Because of these material weaknesses, management concluded that we did not maintain effective internal control over financial reporting as of December 31,2014 based on criteria described in internal control- Integrated framework(2013) issued by the COSO. We have implemented and are continuing to implement various measures to address the material weaknesses identified; these measures are outlined below.

Remediation Plan

We continue to evaluate our internal control over financial reporting and are taking several remedial actions to address the material weaknesses that have been identified. To this end, in particular, we hired our Chief Financial Officer on January 1, 2015 and have added additional staff within the finance department who have external reporting and IFRS experience, and experience with establishing appropriate financial reporting policies and procedures.

Moreover, we have engaged an external consultant to assist us to improve our corporate governance and internal control procedures and to help us design and implement a structured control environment for complying with the Sarbanes-Oxley Act of 2013.

We plan to implement formal independent reviewing controls over the access to our network and all systems critical for our financial reporting. During 2015 we plan to engage with IT specialists to implement adequate segregation of duties for all systems critical for financial reporting.

During 2015, our management intends to improve our closing checklist and document relevant standard operating procedures in order to enforce compliance and timeliness of our closing procedures. In addition management plans to strengthen and further formalize internal controls over manual journal entry controls, independent quarterly reviewing of balance sheet account reconciliations and budget/actuals comparisons.

We plan to complete the measures above as soon as practicable and we will continue to implement measures to remedy our internal control deficiencies in order to meet the deadline imposed under Section 404 of the Sarbanes-Oxley Act. However, the implementation of these measures may not fully address the existing material weaknesses in our internal control over financial reporting, and we cannot yet conclude that they have been, nor can we ensure by what date they will be, fully remediated.

Additional information

The consolidated Financial Statements for 2014 of the uniQure Group are also filed with the Securities Exchange Commission of the United States on April 7, 2015 on Form 20-F. Additional information as is required for the Annual Report of uniQure is set out within this document.

Directors’ statement

The consolidated Financial Statements for 2014 for uniQure N.V. have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union for the financial years 2014, 2013 and 2012.  In our opinion, the consolidated Financial Statements give a true and fair view of the Group’s and the Company’s operations and cash flows for the financial year 2014.

In our opinion, the report of the Management Board gives a true and fair view of the Group’s and Company’s financial position at December 31, 2014, the course of business in the financial year 2014 and of the most significant risks the Group and Company are faced with.

Jörn Aldag

Chief Executive Officer

UNIQURE N.V.

UNIQURE N.V.

Consolidated Balance Sheets

(€ in thousands)

	NOTE	DECEMBER 31, 2013	DECEMBER 31, 2014
Assets
Non-current assets
Goodwill	5,9	—	1,342
Intangible assets other than Goodwill	5	7,775	16,368
Property, plant and equipment	6	2,614	19,667
Other non-current assets	7	923	1,022
Total non-current assets		11,312	38,399
Current assets
Receivables from related parties	8	1,425	2,426
Trade and other receivables	8	1,557	1,542
Inventories	10	865	200
Cash and cash equivalents	11	23,810	53,219
Total current assets		27,657	57,387
Total assets		38,969	95,786
Equity
Share capital		610	905
Share premium		142,459	206,111
Other reserves		6,536	17,149
Accumulated deficit		(144,041)	(181,081)
Total equity	12	5,564	43,084
Liabilities
Non-current liabilities
Borrowings	17	6,292	16,418
Financial lease liabilities	14	302	134
Deferred rent	29	680	5,658
Deferred revenue	18	15,679	15,387
Deferred tax liabilities	9,26	—	1,379
Contingent considerations	9	—	1,454
Total non-current liabilities		22,953	40,430
Current liabilities
Trade and other payables	16	7,601	9,617
Debt to related party—derivative	15	722	645
Borrowings	17	633	—
Borrowings—derivative	17	217	207
Deferred rent	29	—	475
Deferred revenue	18	1,279	1,328
Total current liabilities		10,452	12,272
Total liabilities		33,405	52,702
Total equity and liabilities		38,969	95,786

The notes are an integral part of these consolidated Financial Statements.

UNIQURE N.V.

Consolidated Statements of Comprehensive Loss

(€ in thousands, except share and per share data)

		YEARS ENDED DECEMBER 31,
	NOTE	2012	2013	2014
License revenues	18	—	440	883
Collaboration revenues	18	—	2,503	3,802
Total revenues		—	2,943	4,685
Cost of goods sold		—	(800)	—
Other income	19	649	585	773
Research and development expenses	21	(10,231)	(13,182)	(33,932)
Selling, general and administrative expenses	22	(4,564)	(11,628)	(11,167)
Other gains / (losses)—net	20	(45)	(453)	5,807
Total operating costs		(14,840)	(25,263)	(39,292)
Operating result		(14,191)	(22,535)	(33,834)
Finance income	25	22	102	254
Finance expense	25	(547)	(4,387)	(3,460)
Finance income/(expense)—net		(525)	(4,285)	(3,206)
Result before corporate income tax		(14,716)	(26,820)	(37,040)
Corporate income taxes		—	—	—
Net loss		(14,716)	(26,820)	(37,040)
Items that may be subsequently reclassified to profit or loss	23	—	12	1,149
Other comprehensive income	23	—	12	1,149
Total comprehensive loss		(14,716)	(26,808)	(35,891)
Loss per share attributable to the equity holders of the Company during the year:
Basic and diluted loss per share	27	(1.70)	(2.48)	(2.16)

The notes are an integral part of these consolidated Financial Statements.

UNIQURE N.V.

Consolidated Statements of Changes in (Deficit)/Equity

(€ in thousands)

		ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY
	Note	Total Share Capital	Share Premium	Other Reserves	Accumulated Deficit	Total Equity/Deficit
Balance at January 1, 2012		237	99,947	2,728	(105,505)	(2,593)
Result for the period					(14,716)	(14,716)
Capital contributions	12	246	14,848	—		15,094
Share-based payments relating to AMT share option scheme	12	—	—	259	—	259
Adjustment to reserves on expiration of the AMT option scheme		—	—	(2,987)	2,987	—
Share-based payment expenses relating to the uniQure share option scheme		—	—	1,508	—	1,508
Balance at December 31, 2012		483	114,795	1,508	(117,234)	(448)
Result for the period		—	—	—	(26,820)	(26,820)
Other comprehensive income		—	—	—	12	12
Total comprehensive loss		—	—	—	(26,808)	(26,808)
Capital contributions	12	127	27,664	—	—	27,791
Result on conversion of loan	15	—	—	3,005	—	3,005
Share based payment/expense	13	—	—	2,023	—	2,023
Balance at December 31, 2013		610	142,459	6,536	(144,041)	5,564
Result for the period		—	—	—	(37,040)	(37,040)
Other comprehensive income	23	—	—	1,149	—	1,149
Total comprehensive loss		—	—	1,149	(37,040)	(35,891)
Proceeds from shares issued	12	295	64,320	—	—	64,615
Share issuance costs			(668)	—	—	(668)
Share based payment/expense	13	—	—	9,464	—	9,464
Balance at December 31, 2014	12	905	206,111	17,149	(181,081)	43,084

The notes are an integral part of these consolidated Financial Statements

UNIQURE N.V.

Consolidated Statement of Cash Flows

(€ in thousands)

		YEARS ENDED DECEMBER 31,
	NOTE	2012	2013	2014
Cash flow from operating activities
Net loss		(14,716)	(26,820)	(37,040)
Adjustments for:
Depreciation	6	548	535	1,539
Lease incentive	29	—	134	5,452
Derivative result	11	(22)	2,113	(87)
Derivative result arising on early conversion of loan	11	464	1,333	—
Exchange result		45	49	(4,692)
Other non-cash items	9	—	—	153
Share-based expenses	13	1,767	2,023	9,464
Changes in other non-current assets		—	(923)	—
Changes in trade and other receivables	8	243	(1,439)	(952)
Movement in inventories	10	—	(865)	664
Changes in trade and other payables	16	180	359	(989)
Changes in deferred revenue and provisions		—	16,958	(242)
Movement in other liabilities		161	2,052	1,068
Interest (income) / expense		61	1,244	1,461
Cash used in operations		(11,269)	(3,247)	(24,201)
Interest paid		(8)	(889)	(1,224)
Net cash used in operating activities		(11,277)	(4,136)	(25,425)
Cash flow from investing activities
Purchases of property, plant and equipment	6	(392)	(1,336)	(15,769)
Purchases of intangible assets	5	(553)	(4,652)	(3,367)
Interest received		113	17	148
Acquisition of businesses	9	—	—	(1,463)
Net cash used in investing activities		(832)	(5,971)	(20,451)
Cash flow from financing activities
Capital contribution from shareholders	12	9,774	14,294	—
Proceeds from shares issued	12	—	—	63,097
Share issuance cost	12	—	—	(668)
Convertible loans drawn down	15	1,498	11,999	—
Proceeds from borrowings	17	—	7,492	7,184
Redemption of financial lease	14	—	(143)	(156)
Net cash generated from financing activities		11,272	33,642	69,457
Net (decrease)/increase in cash, cash equivalents and other bank overdrafts		(837)	23,535	23,581
Currency effect cash and cash equivalents		—	12	5,828
Cash, cash equivalents and bank overdrafts at beginning of the period		1,100	263	23,810
Cash, cash equivalents and bank overdrafts at end of the period	11	263	23,810	53,219

The notes are an integral part of these consolidated Financial Statements.

UNIQURE N.V.

Notes to Consolidated Financial Statements

1. General information

uniQure N.V.

uniQure N.V. (“uniQure” or the “Company”) is a biopharmaceutical company, incorporated and domiciled in the Netherlands, with its headquarters at Meibergdreef 61, 1105 BA, Amsterdam. The Company is a leader in the field of gene therapy, with the first product to receive regulatory approval in the European Union and with multiple collaborations designed to accelerate the development of a pipeline of additional product candidates. The Company was incorporated in January 2012 to acquire and continue the gene therapy business (“AMT Business”) of Amsterdam Molecular Therapeutics (AMT) Holding N.V. (“AMT”) and its subsidiaries (collectively, the “AMT Group”) and to facilitate additional financing, as described further below. As used in these Financial Statements, unless context indicates otherwise, all references to “uniQure” or the “Company” refer to uniQure and its consolidated subsidiaries.

Formation of uniQure and combination with the AMT Business on April 5, 2012

On February 17, 2012, AMT announced that it had entered into a conditional agreement with the newly created entity, uniQure, under which AMT agreed to transfer its entire interest in the AMT Business. uniQure was a newly formed company that issued equity shares to the existing shareholders of AMT in exchange for the transfer of the AMT Business, such that there was no change in the substance of the reporting entity.

The proposed transaction between uniQure and AMT was approved at a meeting of AMT shareholders on March 30, 2012 and completed on April 5, 2012.

On April 5, 2012, uniQure raised €6.0 million through an issue to Forbion of 1,954,395 newly-issued class A ordinary shares at a price of €3.07 per share.

uniQure capital structure following the transactions on April 5, 2012

Following the transaction with AMT and the financing by Forbion, uniQure had a single class of shares. All shares were ordinary shares with the same economic rights in respect of dividends and upon a winding up or sale of the business. The ordinary shares were sub-divided into class A ordinary shares and class B ordinary shares. An additional classification of uniQure class C ordinary shares with a nominal value of five euro cent (“class C ordinary shares”) was created on July 22, 2013. While the A, B and class C ordinary shares all had the same economic rights, the principal difference was that class A ordinary shares and class C ordinary shares were held directly by shareholders, whereas the class B ordinary shares were held by a trust foundation (stichting administratiekantoor (the “STAK”)) on behalf of the uniQure Depositary Receipt holders; the STAK Trustees attend uniQure shareholder meetings on behalf of the uniQure DR holders and will follow voting instructions from the uniQure Depositary Receipt holders in respect of any resolutions at shareholder meetings.

These consolidated financial statements of the Company are prepared on a going concern basis taking into account  both the announcement on April 6, 2015 of the agreements the Company entered into with Bristol-Myers Squibb, or BMS, with financial terms consisting of guaranteed, near-term payments to uniQure of at least $97 million, including an upfront payment of $50 million to be made at the closing of the transaction, together with the announcement on April 9 on the pricing and April 15 on the closing of its follow-on public offering of 3,000,000 ordinary shares at a price to the public of $29.50 per ordinary share. After deducting underwriting discounts but before share issuance expenses, the net proceeds of the follow-on public offering were $83.2 million (€77.2 million).

On February 10, 2014, the Company converted from a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands into a public company with limited liability (naamloze vennootschap), and changed its legal name from uniQure B.V. to uniQure N.V., and reclassified its class A, B and C ordinary shares as ordinary shares.

Organizational structure of the uniQure Group

uniQure N.V. is the ultimate parent of the following group of entities:

Company name
uniQure biopharma B.V.
uniQure IP B.V.
uniQure Manufacturing B.V.
uniQure Assay Development B.V.
uniQure Research B.V.
uniQure non clinical B.V.
uniQure QA B.V.
uniQure Process Development B.V.
uniQure clinical B.V.
Stichting participatie AMT(1)
uniQure Inc.
uniQure GmbH(2)

(1)                                 Stichting participatie AMT is a Trust, not a company, but met the conditions for consolidation within uniQure’s consolidated Financial Statements. Stichting participatie AMT was established to facilitate AMT’s employee incentive schemes for the period up to 2010.

(2)                                 In July 2014 the Company acquired InoCard GmbH, renamed as uniQure GmbH in August 2014.

Other matters

In January 2014, the Company entered into a collaboration and license agreement with 4D Molecular Therapeutics (“4D”) for the discovery and optimization of next-generation AAV vectors. Under this agreement, the Company has an exclusive license to 4D’s existing and certain future know-how and other intellectual property for the delivery of AAV vectors to CNS or liver cells for the diagnosis, treatment, palliation or prevention of all diseases or medical conditions. Under this collaboration, the 4D team, including Dr. David Schaffer, 4D’s co-founder and Professor of Chemical and Biomolecular Engineering at the University of California, Berkeley, will establish a laboratory, which the Company will fund, at a cost of approximately $3.0 million in aggregate over three years, to identify next generation AAV vectors. The Company is also required to make payments for pre-clinical, clinical and regulatory milestones under the collaboration as well as to pay single-digit royalties. In addition, the Company has granted options to purchase an aggregate of 609,744 ordinary shares in connection with this collaboration, and will recognize resulting share-based payment expense over three years. To the extent that the collaboration is successful, the Company may also incur additional third party costs in developing any product candidates and also in preparing, filing and prosecuting additional patent applications.

On January 20, 2014, the shareholders of the Company approved, and on January 21, 2014 the supervisory board of the Company confirmed, a 5- for-1 consolidation of shares, which had the effect of a reverse share split, that became effective on January 31, 2014. All share, per-share and related information presented in these consolidated Financial Statements and accompanying footnotes has been retroactively adjusted, where applicable, to reflect the impact of the reverse share split.

On February 5, 2014 the Company successfully completed its initial public offering, placing 5,400,000 shares at $17 per share, raising total gross proceeds of $91,800,000 (€67,300,000) and net proceeds of $85,374,000 (€62,621,000) after commissions but before expenses. At the time of the initial public offering all existing shareholders agreed to a 180 day lock-up period which expired on August 4, 2014.

On July 15, 2014 the Company signed and on July 31, 2014 the Company closed an agreement to acquire all shares of InoCard GmbH. InoCard was founded in December 2013 as a spin-off of the University of Heidelberg, and is an early-stage biotechnology company focused on the development of gene therapy approaches for cardiac disease. InoCard has developed a novel gene therapy through preclinical proof of concept, for the one-time treatment of congestive heart failure (CHF). InoCard founders Prof. Patrick Most and Prof. Hugo Katus have joined uniQure as Managing Director of uniQure in Germany and Chairman of the Scientific Advisory Board, for Cardiovascular Diseases, respectively. For further disclosures please refer to Note 9.

The Company’s business is not subject to seasonal influences.

2. Summary of Significant Accounting Policies

Introductory notes on the basis of preparation and presentation of the Financial Statements

The principal accounting policies applied in the preparation of these consolidated Financial Statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1                               Basis of Preparation

The consolidated Financial Statements of uniQure have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as endorsed by the European Union. The Company is voluntarily disclosing 3 consecutive years for Income Statement and related notes, to be in line with financial statements as prepared by peer companies.

The consolidated Financial Statements have been prepared under the historical cost convention, except for any derivative instruments, which are recorded at fair value through profit or loss. The consolidated Financial Statements are presented in the Company’s functional currency Euro, except where otherwise indicated.

The preparation of Financial Statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying uniQure’s accounting policies. The areas involving a higher degree of judgment or complexity or areas where assumptions and estimates are significant to the Financial Statements are disclosed in Note 4.

As described in Note 1 above, the combination of uniQure and the AMT Business, completed on April 5, 2012 was accounted for as a reverse acquisition under IFRS 3. Accordingly, uniQure’s consolidated Financial Statements consolidate the financial results of the uniQure Group for the twelve months ended December 31, 2012 (including the results of AMT prior to its acquisition by uniQure) and for each of the following reporting periods.

2.1.1                     Changes in accounting policy and disclosures

(a)                                 New and amended standards adopted by the Company

The following standards and amendments to standards became effective for annual periods on January 1, 2014 and have been adopted by the Company in the preparation of the consolidated Financial Statements:

IFRS 10	Amended / Consolidated Financial Statements
IFRS 12	Amended / Disclosures of Interest in Other Entities
IAS 27	Amended / Consolidated and Separate Financial Statements
IAS 32	Amended / Financial Instruments: Presentation
IAS 36	Amended / Impairment of Assets
IAS 39	Amended / Financial Instruments: Recognition and Measurement
IFRIC 21	Levies
Improvements to IFRSs—2010 - 2012 Cycle	Amendments to IFRS 13—Short-term receivables and payables
Improvements to IFRSs—2011 - 2013 Cycle	Amendments to IFRS 1—Meaning of ‘effective IFRSs’

Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27)

These amendments provide an exception to the consolidation requirement for entities that meet the definition of an investment entity under IFRS 10 Consolidated Financial Statements and must be applied retrospectively, subject to certain transition relief. The exception to consolidation requires investment entities to account for subsidiaries at fair value through profit or loss. These amendments have no impact on the Company since none of the entities in the Company qualifies to be an investment entity under IFRS 10.

Offsetting Financial Assets and Financial Liabilities—Amendments to IAS 32

This amendment clarifies that the right of set-off must not be contingent on a future event. It must also be legally enforceable for all counterparties in the normal course of business, as well as in the event of default, insolvency or bankruptcy. The amendment also considers settlement mechanisms. The amendment did not have a significant effect on the Company’s Financial Statements.

Amendments to IAS 36, ‘Impairment of assets’, on the recoverable amount disclosures for non-financial assets.

This amendment removed certain disclosures of the recoverable amount of CGUs which had been included in IAS 36 by the issue of IFRS 13. This amendment has no impact on the Company.

Novation of Derivatives and Continuation of Hedge Accounting—Amendments to IAS 39

These amendments provide relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria and retrospective application is required. These amendments have no impact on the Company as the Company has not novated its derivatives during the current or prior periods.

IFRIC 21

IFRIC 21, ‘Levies’, sets out the accounting for an obligation to pay a levy if that liability is within the scope of IAS 37 ‘Provisions’. The interpretation addresses what the obligating event is that gives rise to pay a levy and when a liability should be recognised. The Company is not currently subjected to significant levies so the impact is not material.

Annual Improvements 2010-2012 Cycle

In the 2010-2012 annual improvements cycle, the IASB issued seven amendments to six standards, which included an amendment to IFRS 13 Fair Value Measurement. The amendment to IFRS 13 is effective immediately and clarifies in the Basis for Conclusions that short-term receivables and payables with no stated interest rates can be measured at invoice amounts when the effect of discounting is immaterial. This amendment to IFRS 13 has no impact on the Company.

Annual Improvements 2011-2013 Cycle

In the 2011-2013 annual improvements cycle, the IASB issued four amendments to four standards, which included an amendment to IFRS 1 First-time Adoption of International Financial Reporting Standards. The amendment to IFRS 1 is effective immediately and clarifies in the Basis for Conclusions that an entity may choose to apply either a current standard or a new standard that is not yet mandatory, but permits early application, provided that either standard is applied consistently throughout the periods presented in the entity’s first IFRS financial statements. This amendment to IFRS 1 has no impact on the Company since the Company is an existing IFRS preparer.

The adoption of these new standards and amendments did not materially impact the Company’s financial position or results of operations. Other standards, amendments and interpretations which are effective for the financial year beginning on January 1, 2014 are not material to the Company.

(b)                                 New and amended standards not yet adopted by the Company

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after January 1, 2014, and have not been applied in preparing these consolidated Financial Statements. None of these is expected to have a significant effect on the consolidated Financial Statements of the Company except the following set out below:

IFRS 9, ‘Financial instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through Other Comprehensive Income and fair value through P&L. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in other comprehensive Income not recycling. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. IFRS 9 relaxes the requirements for hedge effectiveness by replacing the bright line hedge effectiveness tests. It requires an economic relationship between the hedged item and hedging instrument and for the ‘hedged ratio’ to be the same as the one management actually uses for risk management purposes. Contemporaneous documentation is still required but is different to that currently prepared under IAS 39. The standard is effective for accounting periods beginning on or after January 1, 2018. Early adoption is permitted. The Company is yet to assess IFRS 9’s full impact.

IFRS 15, ‘Revenue from contracts with customers’ deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18 ‘Revenue’ and IAS 11 ‘Construction contracts’ and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2017 and earlier application is permitted. The Company is assessing the impact of IFRS 15.

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Company.

2.2                               Consolidation

The consolidated Financial Statements comprise the Financial Statements of the Company and its subsidiaries as at December 31, 2014. Subsidiaries are all entities over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is re-measured to fair value at the acquisition date; any gains or losses arising from such re-measurement are recognized in profit or loss.

Inter-company transactions, balances, income and expenses on transactions between uniQure companies are eliminated. Profits and losses resulting from inter-company transactions that are recognized in assets are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

2.2.1                     Business Combinations

The Company applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Company recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in administrative expenses

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is re-measured to fair value at the acquisition date; any gains or losses arising from such re-measurement are recognized in profit or loss.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IAS 39 Financial Instruments: Recognition and Measurement, is measured at fair value with changes in fair value recognized either in either profit or loss or as a change to other comprehensive Income. If the contingent consideration is not within the scope of IAS 39, it is measured in accordance with the appropriate IFRS. Contingent consideration that is classified as equity is not remeasured and subsequent settlement is accounted for within equity.

2.3                               Current versus non-current classification

The Company presents assets and liabilities in the statement of financial position based on current/non-current classification. An asset is current when it is:

•                  expected to be realized or intended to be sold or consumed in normal operating cycle;

•                  held primarily for the purpose of trading;

•                  expected to be realized within twelve months after the reporting period; or

•                  cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period. All other assets are classified as non-current.

A liability is current when it is:

•                  expected to be settled in normal operating cycle;

•                  held primarily for the purpose of trading;

•                  due to be settled within twelve months after the reporting period; or

•                  there is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

The Company classifies all other liabilities as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

2.4                               Fair value measurement

The Company measures financial instruments such as derivatives, and non- financial assets at fair value at each balance sheet date. Fair value related disclosures for financial instruments and non-financial assets that are measured at fair value or where fair values are disclosed are summarized in Note 3.3.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

2.5                               Foreign Currency Translation

(a)                                 Functional and Presentation Currency

Items included in the financial statements of each of uniQure’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”) which historically in all cases has been Euro. The consolidated Financial Statements are presented in Euro, which is the Company’s functional and presentation currency.

(b)                                 Transactions and Balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.

Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented within ‘Finance income’ or ‘Finance expenses’ while all other foreign exchange gains and losses are presented within ‘Other losses—net’ on the Consolidated Statement of Comprehensive Income.

(c)                                  Group Companies

On consolidation, the assets and liabilities of foreign operations are translated into euro at the rate of exchange prevailing at the reporting date and their statements of profit or loss are translated at exchange rates prevailing at the dates of the transactions. The exchange differences arising on translation for consolidation are recognized in Other Comprehensive income. As the intercompany funding of the Company’s Lexington operations is neither planned nor likely to be settled in the foreseeable future, the associated foreign exchange effect is presented as Other Comprehensive Income in the Other Reserves section of the Company’s equity. On disposal of a foreign operation, the component of Other Comprehensive Income relating to that particular foreign operation is recognized in profit or loss.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition are treated as assets and liabilities of the foreign operation and translated at the closing rate of exchange at the reporting date.

2.6                               Segment Reporting

Operating segments are identified on the basis of whether the allocation of resources and/or the assessment of performance of a particular component of uniQure’s activities are regularly reviewed by uniQure’s chief operating decision maker as a separate operating segment. By these criteria, the activities of uniQure are considered to be one segment, which comprises the discovery, development and commercialization of innovative gene therapies and the segmental analysis is the same as the analysis for uniQure as a whole. The Management Board is identified as the chief operating decision maker, and reviews the consolidated operating results regularly to make decisions about the resources and to assess overall performance. The acquisition of InoCard GmbH has not changed the Company’s assessment of having only one operating segment.

2.7                               Notes to the cash flow statement

The cash flow statement has been prepared using the indirect method. The cash disclosed in the cash flow statement is comprised of cash and cash equivalents. Cash comprises cash on hand and demand deposits. Cash equivalents are short- term, highly liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value. Cash flows denominated in foreign currencies have been translated at the average exchange rates. Exchange differences, if any, affecting cash items are shown separately in the cash flow statement. Interest paid and received, dividends received and income tax are included in the cash from operating activities.

Further details are set out in Note 11 below.

2.8                               Intangible Assets

(a)                                 Licenses

Acquired patents have a definite useful life and are carried at cost less accumulated amortization and impairment losses. Amortization is calculated using the straight-line method to allocate the cost of licenses over their estimated useful lives (generally 20 years unless a license expires prior to that date). Amortization begins when an asset is available for use.

(b)                                 Research and Development

Research expenditures are recognized as expenses as incurred. Costs incurred on development projects are recognized as intangible assets as of the date that it can be established that it is probable that future economic benefits that are attributable to the asset will flow to the Company considering its commercial and technological feasibility, generally when a filing is made for regulatory approval for commercial production, and when costs can be measured reliably.

(c)                                  Goodwill

Goodwill arises on the acquisition of subsidiaries and represents the excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquire over the fair value of the identifiable net assets acquired. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured at fair value is less than the fair value of the net assets of the subsidiary acquired, in the case of a bargain purchase, the difference is recognized directly in the income statement.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the CGUs, or groups of CGUs, that is expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes. Goodwill is monitored at the operating segment level.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of the CGU containing the goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs of disposal. Any impairment is recognized immediately as an expense and is not subsequently reversed.

(d)                                 In-process research & development

In-process research and development (“IPR&D”) represents the fair value assigned to incomplete research projects that the Company acquires through business combinations which, at the time of acquisition, have not reached technical feasibility. The amounts are capitalized and are accounted for as indefinite-lived intangible assets, subject to impairment testing until completion or abandonment of the projects. Upon successful completion of each project, uniQure will make a determination as to the then useful life of the intangible asset, generally determined by the period in which the substantial majority of the cash flows are expected to be generated, and begin amortization.

2.9                               Property, Plant and Equipment

Property, plant and equipment comprise mainly laboratory equipment, leasehold improvements, furniture and computer hardware/software. All property, plant and equipment are stated at historical cost less depreciation. Historical cost includes expenditures that are directly attributable to the acquisition of the items.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to uniQure and the cost of the item can be measured reliably. All other repairs and maintenance charges are expensed in the period in which such charges are incurred.

Depreciation is calculated using the straight-line method to allocate the cost of the assets to their residual values over their estimated useful lives. Property, plant and equipment are depreciated as follows:

•                  Leasehold improvements periods between 5 - 15 years

•                  Laboratory equipment periods between 5 - 10 years

•                  Computer hardware/software 3 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with the carrying amount and are recognized in the income statement.

Operating leases and financial leases are described further in Note 2.4.26 below.

2.10                        Impairment of Non-Financial Assets

Assets that are not subject to amortization (whether or not they are ready for use) are tested annually or more frequent if impairment indicators exist, by first assessing qualitative factors to determine whether it is more likely than not that the fair value of the intangible asset is less than its carrying amount. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (i.e. cash-generating units). For the purpose of the impairment review the Company determined the entire uniQure group is considered one cash generating unit, as we currently use all material assets in the development of our gene therapies and our management regularly reviews all activities of our group as a single component.

The impairment review methodology applied is based on the fair value less cost of disposal concept. In this concept we compare the enterprise value (calculated by multiplying the outstanding shares as per the valuation date by the stock price of a ordinary share) plus the Company’s debt and less the Company’s cash, with the book value of the cash-generating unit. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Non-financial assets, other than goodwill, that have been previously impaired are reviewed for possible reversal of the impairment at each subsequent reporting date.

2.11                        Financial instruments—initial recognition and subsequent measurement

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

a)                                     Financial assets, initial recognition and measurement

All financial assets, such as receivables and deposits, are recognized initially at fair value plus, in the case of financial assets not recorded at fair value through profit or loss, transaction costs that are attributable to the acquisition of the financial asset.

The Company assesses, at each reporting date, whether there is objective evidence that a financial asset or a Company of financial assets is impaired. An impairment exists if one or more events that has occurred since the initial recognition of the asset (an incurred ‘loss event’), has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.

b)                                     Financial liabilities, initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables, as appropriate. All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

The Company’s financial liabilities include trade and other payables, loans and borrowings including bank overdrafts, financial guarantee contracts and derivative financial instruments.

c)                                      Subsequent measurement

The measurement of financial liabilities depends on their classification. Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss. Financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortized cost using the effective interest method.

d)                                     Contingent consideration

As part of existing and future purchase agreements and following a Purchase Price Allocation, the Company could present amounts for contingent consideration. These amounts will be reviewed at any reporting cycle and any changes to the fair value of the contingent consideration will be recognized in the statement of profit or loss.

2.12                        Financial Assets and Liabilities

Financial assets and financial liabilities are included in uniQure’s balance sheet when uniQure becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

Non-derivative financial instruments

Cash and cash equivalents

Cash and cash equivalents include bank balances, demand deposits and other short-term, highly liquid investments (with less than three months to maturity) that are readily convertible into a known amount of cash and are subject to an insignificant risk of fluctuations in value.

Trade Receivables

Trade receivables are amounts due from customers for license fee payments or services performed in the ordinary course of business. If collection is expected in one year or less (or in the normal operating cycle of the business if longer), they are classified as current assets. Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment, if any.

Financial liabilities and equity

Financial liabilities and equity instruments issued by uniQure are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument. An equity instrument is any contract that evidences a residual interest in the assets of uniQure after deducting all its liabilities. The accounting policies adopted for specific financial liabilities and equity instruments are set out below.

Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade payables are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade payables are initially measured at fair value, and are subsequently measured at amortized cost, using the effective interest rate method.

Equity instruments

Equity instruments issued by uniQure are recorded at the proceeds received. Direct issuance costs are processed as a deduction on equity.

Derivative financial instruments

uniQure does not have a policy of engaging in speculative transactions, nor does it issue or hold financial instruments for trading purposes.

uniQure has entered into various financing arrangements with its investors, including convertible loans. These convertible loans each include embedded financial derivative elements (being the right to acquire equity in the Company at a future date for a pre-determined price). Therefore, while uniQure does not engage in speculative trading of derivative financial instruments, it may hold such instruments from time to time as part of its financing arrangements.

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The resulting gain or loss is recognized in the consolidated income statement, as the Company currently does not apply hedge accounting.

2.13                        Impairment of Financial Assets

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization, and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

For loans and receivables category, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognized in the consolidated income statement. If a loan or held-to- maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, the Company may measure impairment on the basis of an instrument’s fair value using an observable market price.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in the consolidated income statement.

2.14                        Offsetting financial instruments

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the company or the counterparty

2.15                        Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the first-in, first-out (FIFO) method. The cost of finished goods and work in progress comprises design costs, raw materials, direct labor, other direct costs and related production overheads (based on normal operating capacity). It excludes borrowing costs. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

2.16                        Equity

The Company classifies an instrument, or its component parts, on initial recognition as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument.

An instrument is classified as a financial liability when it is either (i) a contractual obligation to deliver cash or another financial asset to another entity; or (ii) a contract that will or may be settled in the Company’s own equity instruments and is a non-derivative for which the Company is or may be obliged to deliver a variable number of the Company’s own equity instruments or a derivative that will or may be settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company’s own equity instruments.

Incremental costs directly attributable to the issue of new ordinary shares or options are shown in equity as a deduction, net of tax, from the proceeds.

An equity instrument is defined as any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. An instrument is an equity instrument only if the issuer has an unconditional right to avoid settlement in cash or another financial asset.

Ordinary Shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction from the proceeds, net of tax.

Convertible Loan

Where the Company issues convertible loans that do not have the unconditional right to avoid delivering cash or a variable number of shares to settle obligations towards loan note holders, the Company accounts for such loan notes as containing an element that would qualify as a financial liability. Convertible loans are split into a debt component and a separate conversion option component. The conversion option is recognized initially at fair value, based on a probability-weighted scenario analysis. The debt component is the residual amount after deducting from the fair value of the loan as a whole (i.e. the issuance proceeds) the amount separately determined for the conversion option component. The debt component is subsequently carried at amortized cost using the effective interest rate method. When estimates regarding the amount or timing of payments required to settle the obligation change, then carrying amount of the financial liability is adjusted to reflect actual and revised estimated cash flows. The carrying amount is recalculated by computing the present value of estimated future cash flows at the financial instrument’s original effective interest rate. Such adjustments are recognized as income or expense in the income statement. Any incremental costs of the loan are deducted from the carrying amount and are amortized over the term of the convertible loan under the effective interest rate method.

The conversion option is classified as a liability if it may be settled by either party other than by the exchange of a fixed amount of cash for a fixed number of the entity’s own equity instruments. In that case, the conversion option is carried at fair value with changes in fair value recorded in the income statement. If the conversion option qualifies as an equity instrument, it is recognized in equity on issue date and not re-measured.

2.17                        Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest rate method.

2.18                        Deferred Corporate Income Taxes

To the extent that any tax expense would arise, it would comprise current and deferred tax. Tax effects are recognized in the income statement, except to the extent that they relate to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

The Company’s management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated Financial Statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

2.19                        Employee Benefits

(a)                                 Pension Obligations

uniQure operates a defined contribution pension plan for all employees at its Amsterdam facility in the Netherlands, which is funded by the Company through payments to an insurance company. uniQure has no legal or constructive obligation to pay further contributions if the plan does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

uniQure operates a qualified 401(k) Plan for all employees at its Lexington facility in the USA. The uniQure, Inc. 401(k) Plan is an employee contribution plan only, and there are no employer contributions currently being made. The uniQure Inc. 401(k) Plan offers both a before tax and after tax (Roth) component, which are subject to IRS statutory limits for each calendar year.

(b)                                 Termination benefits

Termination benefits are payable when employment is terminated by the Company before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after the end of the reporting period are discounted to their present value.

(c)                                  Bonus plans

The Company recognizes a liability and an expense for bonus plans if contractually obligated or if there is a past practice that has created a constructive obligation.

2.20                        Share-Based Compensation

uniQure share option plans

The Company operates two share-based payment plans (2012 Plan and 2014 Plan), that both are equity settled share option plans under which options have been granted in 2012 and 2013 (2012 Plan) and in 2014 (2014 Plan). The 2014 Option Plan is described in the Company’s 2014 Incentive Plan that enables various awards such as the granting of options and Restricted Stock Units (RSU’s).

The fair value of the options in exchange for the services received is recognized as an expense, with a corresponding adjustment to a reserve in equity. The total amount to be expensed over the vesting period, if any, is determined by reference to the fair value of the options granted and based on the share price at grant and the vesting conditions. For the equity-settled option plan, the fair value is determined at the grant date. For share-based payments that do not vest until the employees have completed a specified period of service, uniQure recognizes the services received as the employees render service during that period. For the allocation of the expenses to be recognized, the Company treats each installment of a graded vesting award as a separate share option grant. The share options’ vesting period, under the 2012 Plan is as follows: 33.33% vests after one year from the initial vesting date and the remaining 66.66% vest daily on a straight-line pro rata basis over years two and three. Under the 2014 Plan, in principle the first 25% vests after one year from the initial grant date and the remainder vests in equal quarterly installments, straight line over year two, three and four.

Following the agreement with Management of 4D Molecular Therapeutics, the Company has granted options to purchase an aggregate of 609,744 ordinary shares in connection with this collaboration, and will recognize resulting share-based payment expense over three years (4D Option Plan). The total amount to be expensed over the vesting period, if any, is determined by reference to the fair value of the options granted.

Restricted Stock Units (RSU’s)

Under the 2014 Incentive Plan the Company granted in October 2014 RSU’s to the CEO. All of these RSU’s will vest on February 6, 2016. The fair value of this grant on the date of grant will be recognized straight-line in expense over the period from initial grant through to the vesting date, with a corresponding adjustment to equity.

At each balance sheet date, the Company revises its estimates of the number of RSU’s that are expected to become exercisable. It recognizes the impact of the revision of original estimates, if any, in the income statement and a corresponding adjustment to equity.

2.21                        Provisions

Provisions are recognized when uniQure has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can been reliably estimated.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

2.22                        Revenues

Revenues comprise the fair value of the consideration received or receivable for the sale of licenses and services in the ordinary course of the Company’s activities. Revenues are shown net of value-added tax, returns, rebates and discounts and after eliminating sales within the Company. The Company recognizes revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the entity; and when specific criteria have been met for each of the Company’s activities, as described below.

License revenues

License revenues consist of upfront payments and milestone payments.

(a)                                 Upfront payments

Revenues from non-refundable, up-front payments are initially reported as deferred revenue on the consolidated balance sheet and are recognized in the income statement as revenue over the period of the development, commercialization, collaboration or the manufacturing obligation.

(b)                                 Milestone payments

Sales related milestone payments will be recognized in full in the period in which the relevant milestone is achieved.

Collaboration revenues

Collaboration revenues consist of revenues generated from collaborative research and development arrangements. Such agreements may consist of multiple elements and provide for varying consideration terms, such as up-front, milestone and similar payments which require significant analysis in order to determine the appropriate method of revenue recognition. Where such arrangements can be divided into separate units of accounting (each unit constituting a separate earnings process), the arrangement consideration is allocated to the different units based on their relative fair values and recognized over the respective performance period. Where the arrangement cannot be divided into separate units, the individual deliverables are combined as a single unit of accounting and the total arrangement consideration is recognized over the estimated collaboration period.

2.23                        Other income

uniQure’s other income comprises certain subsidies that support uniQure’s research efforts in defined research and development projects. These subsidies generally provide for reimbursement of approved costs incurred as defined in various grants. Government grants relating to costs are deferred and recognized in the income statement over the period necessary to match them with the costs that they are intended to compensate.

2.24                        Government grants

The Company receives certain government and regional grants that support its research effort in defined projects. These grants generally provide for reimbursement of approved costs incurred as defined in the respective grants. Income in respect of grants includes contributions towards the costs of research and development. Income is recognized when costs under each grant are incurred in accordance with the terms and conditions of the grant and the collectability of the receivable is reasonably assured.

Government and regional grants relating to costs are deferred and recognized in the income statement over the period necessary to match them with the costs they are intended to compensate. When the cash in relation to recognized government or regional grants is not yet received the amount is included as a receivable on the balance sheet.

Where the grant income is directly related to the specific items of expenditure incurred, the income will be netted against such expenditure. Where the grant income is not a specific reimbursement of expenditure incurred, the Company includes such income under ‘Other income’ in the income statement.

Grants or investment credits may be repayable if uniQure successfully commercializes a relevant program that was funded in whole or in part by the grant or investment credit within a particular timeframe. Prior to successful commercialization, uniQure does not make any provision for repayment.

2.25                        Recognition of research and development expenses

Research expenditures are recognized as expenses when incurred except when certain criteria for capitalization as intangible assets are met (Note 2.7). At each balance sheet date, the Company estimates the level of service performed by the vendors and the associated cost incurred for the services performed.

2.26                        Leases

(a)                                 Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are accounted for as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

(b)                                 Finance leases

The Company leases certain laboratory equipment and office equipment. Leases for leasehold improvements and equipment where the Company bears substantially all the risks and rewards of ownership are accounted for as finance leases. Finance leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property or the present value of the minimum lease payments.

Each finance lease payment is allocated between the liability and finance charges in order to achieve a constant rate on the finance balance outstanding. The finance balances, net of finance charges, are included in other long- term payables. The interest element of the finance cost is charged to the income statement over the lease period to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The laboratory and office equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset or the lease term.

2.27                        Dividend Distributions

Dividend distributions to the Company’s shareholders are recognized as a liability in uniQure’s Financial Statements in the period in which the dividends are approved by the Company’s shareholders. To date uniQure has not, and AMT did not, pay dividends.

3. Financial Risk Management

3.1                               Financial Risk Factors

uniQure’s activities have exposed it to a variety of financial risks: market risk (including currency risk, price risk, and cash flow and fair value interest rate risk), credit risk, and liquidity risk. uniQure’s overall risk management program is focused on preservation of capital and the unpredictability of financial markets and has sought to minimize potential adverse effects on uniQure’s financial performance and position.

Financial risk management is carried out by the finance department. The finance department identifies and evaluates financial risks and hedges these risks if deemed appropriate. The Company has continued to strengthen the finance department which is responsible for financial risk management, through the appointment of additional senior personnel. As disclosed under post balance sheet events, a new CFO joined the Company on January 1, 2015. There have been no changes in the Company’s financial risk management policies, since December 31, 2013.

(a)                                 Market Risk

(i)                                    Foreign exchange risk

The Company operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar and Euros and to a lesser extent to the British Pound. Foreign exchange risk arises as the Company acquires certain materials and pays for certain licenses and other services in these currencies.

At December 31, 2014 there was a net amount of trade payables denominated in U.S. Dollars of €1.8 million. This is broken out in an amount in the books of the Dutch entity of €0.1 million (2013: €0.3 million) and an amount of €1.7 million (2013: €0.7 million) in the books of the US entity. At December 31, 2014 there was a net trade payable denominated in British Pounds of €0.3 million (2013: €0.1 million).

Foreign currency denominated trade receivables and trade payables are short term in nature (generally 30 to 45 days). As a result foreign exchange rate movements on trade receivables and trade payables, during the years presented had a sizable effect on the Financial Statements. The Company has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk. As of December 31, 2014 there was a significant effect on the Company’s loss due to weakening of the functional currency against any foreign currency.

At December 31, 2014, if the euro had weakened 10 percent against the US dollar with all other variables held constant, post-tax profit for the year would have been €3.4 million higher (2013: €0.2 million), and other comprehensive income would have been €1.1 million higher (2013: €0.2 million). Conversely, if the euro had strengthened 10 percent against the US dollar with all other variables held constant, post-tax profit would have been €3.4 million lower (2013: €0.2 million), and other comprehensive income would have been €1.1 million lower (2013: €0.2 million).

The sensitivity in the 2014 net result to fluctuations in foreign currency exchange rates, is attributable to the fact that the majority of cash and cash equivalents at December 31, 2014, were held in US dollars. This is partly offset against the Hercules venture debt loan with a nominal value in US dollars of 20 million. The sensitivity in Other Comprehensive Income to fluctuations in exchange rates is related to the funding by the Dutch holding company of the investing and operating activities of the Company’s U.S. based entity.

The Company is in the process of setting up a policy to manage the foreign exchange risk against the functional currency.

(ii)                                Price risk

The market prices for the provision of preclinical and clinical materials and services, as well as external contracted research may vary over time. The commercial prices of any of the Company’s products or product candidates are currently uncertain. The Company is not exposed to commodity price risk.

uniQure does not hold investments classified as available-for-sale or at fair value through profit or loss; therefore uniQure is not exposed to equity securities price risk.

(iii)         Cash flow and fair value interest rate risk

The Company’s interest rate risk arises from short and long-term borrowings. The Company has no borrowings with variable rates and is not exposed to cash flow interest rate risk. Borrowings issued at fixed rates expose the Company to fair value interest rate risk. In July 2013 the Company entered into an agreement with Hercules Technology Growth Capital for a $10 million denominated loan, which was subsequently amended in July 2014 to increase to a total loan amount of $20 million.

At December 31, 2014 if interest rates on borrowings had been 1.0% higher/lower with all other variables held constant, post-tax results for the year would have been €114,000 (2013: €42,000) lower/higher as a result of changes in the fair value of the borrowings. The effect of a change in interest rates of 1.0% on borrowings would have had an insignificant effect on post- tax results for the year as a result of changes in the fair value of the venture debt facility.

During 2013 uniQure had long-term interest bearing liabilities under the 2012 Convertible loan which was subsequently converted into 1,336,331 Class A ordinary shares on July 26, 2013. uniQure does not enter into any interest rate swaps.

(b)                                 Credit Risk

Credit risk is managed on Company basis. Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as credit exposures to wholesale customers, including outstanding receivables and committed transactions.

The Company has currently no wholesale debtors other than Chiesi. Please refer to Note 18 and 30 for further information on the Company’s relationship with Chiesi.

The security deposit under other non-current assets represents the amount the Company paid to the landlord in September 2013 in relation to the facility in Lexington, Massachusetts. The deposit is neither impaired nor past due.

As of December 31, 2014 and December 31, 2013, the majority of uniQure’s cash and cash equivalents were placed at the following banks:

	AS OF DECEMBER 31,
	2013		2014
(€ in thousands)	AMOUNT	CREDIT RATING	AMOUNT	CREDIT RATING
Bank
Rabobank(1)	23,810	Aa2	53,117	Aa2
CommerzBank(1)(2)	—	—	102	Baa1
Total	23,810		53,219

(1)                                 Ratings are by Moody’s

(2)                                 In July 2014, the Company acquired InoCard, which holds an account with Commerzbank.

The policy to accept banks and financial institutions with a minimum rating of “A” has been adapted to also accept Commerzbank (with a Baa1 rating). InoCard, acquired by the Company in July 2014, holds an account with Commerzbank. There are no financial assets past due date or impaired. No credit limits were exceeded during the reporting period.

(c)                                  Liquidity Risk

Management considers uniQure’s cash and cash equivalents as of December 31, 2014, when taken together with additional funds raised since that date following the collaboration with Bristol-Myers Squibb, are sufficient to carry out the business plans going forward until 12 months from the date of these Financial Statements. Prudent liquidity risk management implies maintaining sufficient cash, and planning to raise cash if and when needed, either through issue of shares or through credit facilities. Management monitors rolling forecasts of uniQure’s liquidity reserve on the basis of expected cash flow.

The table below analyzes the Company’s financial liabilities in relevant maturity groupings based on the length of time until the contractual maturity date, as at the balance sheet date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying value balances as the impact of discounting is not significant.

	LESS THAN 1 YEAR	BETWEEN 1 AND 2 YEARS	BETWEEN 2 AND 5 YEARS	OVER 5 YEARS	UNDEFINED
	(€ in thousands)
At December 31, 2013
Borrowings (excl. Finance lease liabilities)	1,498	3,372	4,192	—	—
Financial lease liabilities	156	168	134	—	—
Trade and other payables	7,445	—	—	—	—
Derivatives	939	—	—	—	—
Total	10,038	3,540	4,326	—	—
At December 31, 2014
Borrowings (excl. Finance lease liabilities)	1,710	7,773	11,480	—	—
Financial lease liabilities	168	134	—	—	—
Trade and other payables	9,449	—	—	—	—
Contingent consideration	—	—	—	—	14,500
Derivatives	852	—	—	—	—
Total	12,179	7,907	11,480	—	14,500

Due to uncertainty of timing of achieving milestones, the amount for contingent consideration is classified as undefined in time. When due, the amount can be settled either in cash or in a variable number of Company shares.

3.2                               Capital Risk Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders, benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders (although at this time the Company does not have retained earnings and is therefore currently unable to pay dividends), return capital to shareholders, issue new shares or sell assets to reduce debt.

The total amount of equity as recorded on the balance sheet is managed as capital by the Company.

3.3                               Fair value estimation

For financial instruments that are measured on the balance sheet at fair value, IFRS 7 requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

•                  Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1);

•                  Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2); and

•                  Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

As of December 31, 2014 and 2013 financial instruments at fair value through profit and loss amounted to a loss of €87,000 and € 3,446,000 respectively, and comprised in 2013 of movements on the fair value of the derivative elements of convertible loans.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to ascertain the fair value of an instrument are observable, the instrument is included in level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Following the Initial Public Offering in February 2014, the measurement for the warrants is now a level 2 valuation and no longer a level 3 valuation, as our shares are currently traded on NASDAQ under the symbol “QURE” and the valuation of the warrants is derived from the quoted share price. The transfer from level 3 in the table below is presented and accounted for at the beginning of the accounting period.

	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
	(€ in thousands)
At December 31, 2013
Debt to related party—derivative (warrants)	—	—	722	722
Borrowings—derivative (warrants)	—	—	217	217
	—	—	939	939

	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
	(€ in thousands)
At December 31, 2014
Debt to related party—derivative (warrants)	—	645	—	645
Borrowings—derivative (warrants)	—	207	—	207
Contingent consideration	—	—	1,454	1,454
	—	852	1,454	2,306

	LEVEL 3
	derivatives at fair value through profit or loss	Contingent consideration	Total Level 3
Opening balance January 1, 2013	132	—	132
Transfers to (from) level 3	366	—	366
Movement in equity on early conversion of loan	(3,005)	—	(3,005)
Losses recognized in profit or loss	3,446	—	3,446
Closing balance at December 31, 2013	939	—	939

	LEVEL 3
	derivatives at fair value through profit or loss	Contingent consideration	Total Level 3
Opening balance January 1, 2014	939	—	939
Transfers to (from) level 3	(939)	—	(939)
Acquisition of InoCard GmbH (note 9)	—	1,301	1,301
Losses recognized in profit or loss	—	153	153
Closing balance at December 31, 2014	—	1,454	1,454

The carrying amount of a financial asset or financial liability is a reasonable approximation of the fair value and therefore information about the fair values of each class has not been disclosed.

Group valuation processes

The Fair Value of the Level 3 contingent consideration is estimated using a Discounted Cash Flow methodology, as the expected (i.e. probability-weighted) present value of the milestone payments and based on a discount rate of 30%. The fair value could change as the probability of the milestone payments changes, or due to the time value of money. The values are included within the tables presented above. Changes in the fair values are analyzed at each reporting date during the quarterly review process.

4. Critical Accounting Estimates and Judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

4.1                               Critical accounting estimates and assumptions

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

Revenue recognition

The Company has not generated any revenues from royalties or product sales through December 31, 2014.

In July 2013, the Company received upfront payments in connection with the Glybera commercialization agreement and hemophilia B co-development agreements. Revenues from such non-refundable, up-front payments are initially reported as deferred revenues on the consolidated balance sheet and are recognized in revenues as earned over the period of the development, commercialization, collaboration or manufacturing obligation.

The Company also generates revenues from collaborative research and development arrangements. Such agreements may consist of multiple elements and provide for varying consideration terms, such as up-front, milestone and similar payments, which require significant analysis by management in order to determine the appropriate method of revenue recognition.

Where such arrangements can be divided into separate units of accounting (each unit constituting a separate earnings process), the arrangement consideration is allocated to the different units based on their relative fair values and recognized over the respective performance period. Where the arrangement cannot be divided into separate units, the individual deliverables are combined as a single unit of accounting and the total arrangement consideration is recognized over the estimated collaboration period. Such analysis requires considerable estimates and judgments to be made by us, including the relative fair values of the various elements included in such agreements and the estimated length of the respective performance periods.

Management has concluded that the up-front payments constitute a single unit of accounting, and accordingly, the up-front payments will be recognized over the estimated remaining period of the related manufacturing technologies.

Valuation of Warrants

With the venture debt loan facility and after the conversion of the convertible loan in 2013 the Company is accounting for the valuation of warrants (total warrants as per December 31, 2014: 170,802 (2013: 170,802), with a corresponding carrying value of €852,000 (2013: €939,000). The fair value of the warrants is based on the Black-Scholes model. Assumptions are made on inputs such as time to maturity, the share price, volatility and risk free rate, in order to determine the fair value per warrant. In addition there is an assumption on foreign exchange to calculate the euro value of the Hercules warrants.

The effect, when some of these underlying parameters would deviate by 10% up or down is presented in the below table.

	Share Price	Volatility	Time to Maturity
-10%	701,000	791,000	821,000
Base Case	852,000	852,000	852,000
+10%	1,011,000	913,000	882,000

Share-based payments

The Company as per the reporting date operates two equity settled share option plans. At the balance sheet date of December 31, 2014 a total of 2,596,532 options were granted and outstanding (2013: 1,691,844, 2012: 1,606,347) under these two plans. In addition the Company operates a plan for the management of 4D Molecular Therapeutics. At the balance sheet date of December 31, 2014, a total of 457,308 options were granted and outstanding. These plans are accounted for in accordance with the policy as stated in Note 2.4.18. The option pricing model used and the inputs to that model are described in Note 13 below.

In August 2014 the Company also granted Restricted Stock Units (RSU’s). At the balance sheet date of December 31, 2014 a total of 179,068 RSU’s were granted and outstanding (2013: nil).

For the periods ended December 31, 2012, 2013 and 2014 the recorded expenses for share based expenses were €1,767,000, €2,023,000 and €9,464,000 respectively. At the date of the IPO a total of 1,507,443 options vested in full.

Corporate taxes

The Company is subject to corporate taxes in the jurisdictions it is operating in. Significant judgment is required in determining the use of net operating loss carry forwards and taxation of upfront and milestone payments for corporate tax purposes. There are many transactions and calculations for which the ultimate tax determination is uncertain. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred corporate tax assets and liabilities in the period in which such determination is made.

In Process Research and Development (IPR&D)

Following the InoCard transaction the Company recorded an IPR&D valued at acquisition date of €4,655,000 (2013: nil). As per the balance sheet date the Company tested for impairment and re-assessed the Fair Value for the IPR&D. Based on this test it was assessed that no impairment charge needed to be recorded.

Goodwill

In 2014, following the InoCard transaction the Company recorded a Goodwill amount of €1,342,000 (2013: nil). The Goodwill was derived from the Purchase Price Allocation where the IPR&D was reconciled to the deferred tax liability and the total consideration. The Impairment review performed at balance sheet date indicated no change to the amount as presented.

Contingent Consideration

In 2014, following the InoCard transaction the Company recorded a contingent consideration at acquisition date of €1,301,000 (2013: nil). A subsequent valuation of the fair value of the contingent consideration at balance sheet date the Company resulted in a contingent consideration of €1,454,000, by applying a discounted cash flow calculation, considered only the passing of time since the initial valuation.

Performing a sensitivity analysis on the fair value estimation on the contingent consideration whereby varying, next to the passing of time, the unobservable inputs such as the timing and Probability of Success (PoS) in achieving the milestones, gave the following overview as per December 31, 2014.

	FV Estimation
Initial valuation at acquisition date	1,301
Passing of time between initial valuation and reporting date, P&L impact	153	1,454
Sensitivities applied, over and above passing of time:	Delta	FV
Moving out of all milestones by 6 months	(8)	1,293
Increasing the POS for the first milestone by 20%	735	2,036
Decreasing the POS for the first milestone by 20%	(429)	872
Reducing the discount rate from 30% to 20%	734	2,035
Increasing the discount rate from 30% to 40%	(103)	1,198

In addition, the fair value of the contingent consideration is also affected by the timing of the commencement of products sales that will trigger further royalty payments to the former shareholders of InoCard. The POS sensitivity in the above table has an effect on the total POS used in the fair value calculation.

4.2                               Critical judgments in applying the entity’s accounting policies

(a)                                 Corporate Income Taxes

The Dutch corporate income tax act permits reporting pursuant to a consolidated tax regime, referred to as a fiscal unity. A fiscal unity is a combination of a parent and subsidiaries whereby formally the parent, in our case uniQure B.V., is the entity that is taxed for the consolidated profits of the fiscal unity.

uniQure, which has a history of tax losses, recognizes deferred tax assets arising from unused tax losses or tax credits only to the extent that the relevant fiscal unity has sufficient taxable temporary differences or there is convincing other evidence that sufficient taxable profit will be available against which the unused tax losses or unused tax credits can be utilized by the fiscal unity. Management’s judgment is that sufficient convincing other evidence is not available and a deferred tax asset is therefore not recognized.

(b)                                 Research and Development Expenditures

The stage of a particular project generally forms the basis for the decision whether costs incurred for the Company’s research and development projects can be capitalized or not. In general, the Company’s position is that clinical development expenditures are not capitalized until the Company files for regulatory approval in respect of the program, as this is considered to be the first point in time when it becomes probable that future revenues can be generated. However, although the EMA has now granted marketing authorization under exceptional circumstances in the European Union for Glybera, such authorization is subject to further conditions before first sales may be made in the European Union.

IAS38 describes the conditions under which development expenditure should be capitalized. These conditions include the availability of adequate technical, financial and other resources to complete the development of the intangible asset. On March 21, 2013, the Company secured a €10.0 million convertible loan, which provided resources to complete development of Glybera. Accordingly, from March 21, 2013, the Company has capitalized development costs relating to Glybera. Following commercial launch of the product by uniQure’s commercial partner, Chiesi, the intangible asset will be carried at its cost less any accumulated amortization and any accumulated impairment losses (cost model). The remaining useful life over which the intangible will be amortized is estimated at approximately 18 years.

As of each balance sheet date, the Company estimates the level of service performed by its vendors or other counterparties and the associated costs incurred for the services performed. As part of the process of preparing the Company’s Financial Statements the Company is required to estimate its accrued expenses. This process involves reviewing quotations and contracts, identifying services that have been performed on the Company’s behalf, estimating the level of service performed and the associated cost incurred for the service when it has not yet been invoiced or otherwise notified of the actual cost. The majority of the Company’s service providers invoice the Company monthly in arrears for services performed or when contractual milestones are met. The Company makes estimates of its accrued expenses as of each balance sheet date in its Financial Statements based on facts and circumstances known to it at that time. The Company periodically confirms the accuracy of its estimates with the service providers and makes adjustments if necessary. The significant estimates in its accrued research and development costs are related to fees paid to clinical research organizations, or CROs, in connection with research and development activities for which the Company has not yet been invoiced. The Company bases its expenses related to CROs on its estimates of the services received and efforts expended pursuant to quotes and contracts with CROs that conduct research and development on its behalf.

The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to vendors and other counterparties will exceed the level of services provided and result in a prepayment of the research and development costs. In accruing service fees, the Company estimates the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from the Company’s estimate, it adjusts the accrual or prepayment expense accordingly. Although the Company does not expect its estimates to be materially different from amounts actually incurred, its understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and could result in reporting amounts that are too high or too low in any particular period.

(c)                                  Impairment of Assets

Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In the year ended December 31, 2014, management reviewed the carrying amount of these assets and determined that no adjustments to carrying values were required.

On assets that are not subject to amortization, the Company annually performs an impairment review based on the fair value less cost of disposal method. For the purpose of assessing impairment, the Company groups assets at the lowest levels for which there are separately identifiable cash flows (cash- generating units). The Company currently uses all material assets in the development of certain gene therapy products. Therefore, the management regularly reviews all activities of the Company as a single component and one cash-generating unit. Although we are not currently selling any products, our collaborator, Chiesi, is preparing the commercial launch of Glybera in the European Union. The Company’s future revenues from product revenue will depend on the success of Chiesi’s commercialization efforts and the Company’s success in obtaining marketing authorization for Glybera and any other product candidates in additional countries. Based on management’s expectations of revenues and gross margin from anticipated sales of Glybera by Chiesi, the management has determined that no impairment charge in respect of intangible assets relating to Glybera is necessary. These expectations are principally based on management’s estimate of the market size for Glybera and the gross margin that management expects to realize.

Next to Glybera-related intangible assets, in the impairment review the Company also considered the intangible assets associated with other pipeline products and the manufacturing platform. New to the review in 2014 were the In Process Research and Development and Goodwill as they arose from the InoCard acquisition.

The Company has determined that no impairment charge is required for the year ended December 31, 2014. Performing a further sensitivity analysis on the fair value calculation (by for example, reducing the fair value per ordinary share by 20%, as used in the calculation of the enterprise value), did not change management’s conclusion that no impairment charge was required.

(d)                                 Compound Financial Instruments

We classify a financial instrument or its component parts on initial recognition as a financial liability, a financial asset or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability, a financial asset and an equity instrument. We have analyzed the convertible loans we issued in 2012 and 2013 and the venture debt financing received from Hercules in 2013 and 2014, and concluded that both instruments were composed of a loan component and an embedded financial derivative component, which qualified as financing liabilities. We estimated the fair value of these liabilities using option pricing models and assumptions that are based on the individual characteristics of the instruments on the valuation date.

5. Intangible Assets

	LICENSE FEES	CAPITALIZATION OF DEVELOPMENT EXPENSES	IN-PROCESS RESEARCH & DEVELOPMENT	GOODWILL	TOTAL INTANGIBLE ASSETS
			(€ in thousands)
As of January 1, 2013
Cost	3,278	—	—	—	3,278
Accumulated amortization and impairment	—	—	—	—	—
Opening net book amount	3,278	—	—	—	3,278
Additions	1,544	3,108	—	—	4,652
Reductions	(155)	—	—	—	(155)
Amortization charge	—	—	—	—	—
Closing net book amount	4,667	3,108	—	—	7,775
At December 31, 2013					—
Cost	4,667	3,108	—	—	7,775
Accumulated amortization and impairment	—	—	—	—	—
Net book amount	4,667	3,108	—	—	7,775
As of January 1, 2014
Opening net book amount	4,667	3,108	—	—	7,775
Additions	225	3,703	4,665	1,342	9,935
Reductions	—	—	—	—	—
Amortization charge	—	—	—	—	—
Closing net book amount	4,892	6,811	4,665	1,342	17,710
At December 31, 2014					—
Cost	4,892	6,811	4,665	1,342	17,710
Accumulated amortization and impairment	—	—	—	—	—
Net book amount	4,892	6,811	4,665	1,342	17,710

In the years presented in these Financial Statements, no amortization expense was recorded because the related products for which licenses have been granted have, in case of Glybera, not seen their first commercial sale, or in relation to products under development, have not yet been approved for commercial sale by regulatory authorities. For the amount associated with Glybera amortization will start the month the first commercial sales of the approved product will be recorded.

Licenses

The net book amount of uniQure’s licenses by licensor is set out below:

	DECEMBER 31,
	2012	2013	2014
	(€ in thousands)
Xenon	365	765	765
AmpliPhi	2,352	2,197	2,197
NIH	317	1,130	1,209
UCSF	244	244	244
St. Jude	—	250	250
Salk Institute	—	4	4
Protein Sciences Corporation	—	77	77
4D Molecular Therapeutics	—	—	146
Total	3,278	4,667	4,892

The amounts set out above arose as follows:

In June 2001, the Company obtained a sub-license from Xenon Genetics, Inc. (“Xenon”), which was approved by Xenon’s licensor, The University of British Columbia. The sub-license was initially capitalized in the amount of €140,000. Xenon granted the Company the exclusive worldwide rights to use the Xenon licensed technology and to use, manufacture, distribute and sell licensed products (as defined in the sub-license agreement). The contract provides for payment of license fees, milestone payments, and a portion of the royalties received from Chiesi, which will be payable to Xenon instead. Dependent upon the progress and success of the research and development activities and sales by the Company, future milestones are capitalized when payment is probable. In 2006, the Company paid a milestone of €70,000 that was capitalized.

In December 2006, the Company acquired a sub-license from Targeted Genetics Corporation (now renamed AmpliPhi Biosciences, Inc. (“AmpliPhi”). The sub-license was approved by AmpliPhi’s licensor, The University of Pennsylvania. It is related to “AAV1 Vector” technology, and the recognized acquisition amount is €1,330,000, which was capitalized.

In 2007, the Company acquired a license from the National Institutes of Health (“NIH”) in the amount of €208,000 for the production of adeno-associated virus vectors.

In 2008, the Company paid and capitalized a milestone payment of € 357,000 to AmpliPhi under the above license.

In 2008, the Company capitalized licensing fees totaling €600,000 related to a license from the La Sapienza University of Rome (“La Sapienza”) for technology for treatment for Duchenne Muscular Dystrophy and a license from the San Rafaelle University of Milano for technology to be used in the treatment of Factor IX Hemophilia.

In 2009, the Company accrued for and capitalized a licensing milestone of $750,000 (€511,000) to AmpliPhi which became payable on the submission of the MAA of Glybera to EMA. The payment to AmpliPhi was made in 2010.

In 2010, the Company terminated its research and license agreement with San Rafaelle University of Milano. This expense had been capitalized as an intangible asset, and accordingly this amount has been written off (€ 300,000).

In 2011, the Company made and capitalized a payment to the NIH in the amount of €109,000 for a license to use AAV5.

During 2011, the Company stopped further development of its Duchenne Muscular Dystrophy program. At that time, the program had not met its scientific goals. Accordingly, the amount capitalized (€300,000) as an intangible asset in respect of the license from La Sapienza described above has been written off.

In 2012, the Company made and capitalized a payment to AmpliPhi Biosciences Corporation of $200,000 (€154,000) in accordance with its financial obligations relating to Glybera.

In 2012 the Company also made and capitalized a payment to Xenon Pharmaceuticals Inc. of CAN$ 200,000 (€155,000) in respect of Glybera’s approval by EMA.

In 2012, the Company made and capitalized a payment to the University of California at San Francisco (“UCSF”) of $300,000 (€244,000) in respect of the license to certain data, know-how, and other rights relating to the program for Parkinson’s disease.

In June 2013, when the agreements with Chiesi became unconditional, the Company booked amounts related to amendment fees in relation to licenses granted to subcontractors for a total amount of €1,544,000, broken out as follows: Xenon €400,000, NIH €813,000, St. Jude € 250,000, Salk Institute €4,000 and Protein Sciences Corporation € 77,000. For the last three parties mentioned the Company incurred annual maintenance fees only in prior years.

On July 1, 2013, the Company altered the terms of the previous Glybera-related license agreement, entered into in 2012, with AmpliPhiBiosciences Corporation, reducing the capitalized amount by € 155,000 (CAN$200,000).

In January 2014, the Company made and capitalized a payment of $200,000 (€146,000) in accordance with its financial obligations relating to the further development of vector technologies.

In October 2014, the Company made and capitalized a payment to the NIH in the amount of €79,000 for an amendment to the license to use adeno-associated viruses.

Capitalization of Development Expenses

On March 21, 2013, the Company secured a €10.0 million convertible loan, which provided resources to complete development of Glybera. Accordingly, from March 21, 2013, the Company has capitalized development costs relating to Glybera. Following commercial launch of the product by uniQure’s commercial partner, Chiesi, the intangible asset will be carried at its cost less any accumulated amortization and any accumulated impairment losses (cost model). The estimated useful life over which the intangible will be amortized is estimated approximately to be another 18 years ending in 2032: the date of expiration of the last intellectual property protection related to the manufacturing process. As at the December 31, 2014 balance sheet date the Company recorded a total of €6,811,000 (2013: € 3,108,000) related to capitalized development costs for Glybera.

In Process Research & Development (IPR&D)

The presented IPR&D relates to the InoCard acquisition. UniQure GMBH (InoCard) is effectively a single-product business, fully focusing on the further development of gene therapy approaches for cardiac disease. As of the acquisition date the Company performed a purchase price allocation under IFRS 3 that resulted in an initial fair value assessment of the acquired IPR&D asset in a value of €4,665,000.

Goodwill

The InoCard acquisition and its Purchase Price Allocation calculation performed at initial recognition resulted in goodwill of €1,342,000. As the value of the company is considered to be fully represented by the fair value of the underlying asset in the sense that all cash flows generated by the company are attributable to the underlying asset, the economic goodwill is immaterial. However as the underlying asset, the IPR&D, due to its undeductability for tax purposes, generates a deferred tax liability, the Company has to account for goodwill. For further disclosures please refer to Note 9.

6. Property, Plant and Equipment

	LEASEHOLD IMPROVEMENTS	CONSTRUCTION IN PROCESS	LAB EQUIPMENT	OFFICE EQUIPMENT	TOTAL
	(€ in thousands)
As of January 1, 2013
Cost	1,264	—	2,959	879	5,102
Accumulated depreciation	(666)	—	(2,689)	(562)	-3,917
Opening net book amount	598	—	270	317	1,185
Additions	—	1,285	175	504	1,964
Depreciation charge	(185)	—	(124)	(226)	(535)
Closing net book amount	413	1,285	321	595	2,614
At December 31, 2013
Cost	1,264	1,285	3,134	1,383	7,066
Accumulated depreciation	(851)	—	(2,813)	(788)	(4,452)
Net book amount	413	1,285	321	595	2,614
As of January 1, 2014
Opening net book amount	413	1,285	321	595	2,614
Reclassifications	12,543	(15,355)	2,149	663	—
Additions	10	14,489	1,849	443	16,791
Depreciation charge	(804)	—	(218)	(517)	(1,539)
Currency translation effects	1,220	465	(20)	136	1,801
Closing net book amount	13,382	884	4,081	1,320	19,667
At December 31, 2014
Cost	15,074	884	7,200	2,544	25,702
Accumulated depreciation	(1,692)	—	(3,119)	(1,224)	(6,035)
Net book amount	13,382	884	4,081	1,320	19,667

Construction in Process (“CIP”) at December 31, 2013 and December 31, 2014 related to the build-out of the manufacturing facility in Lexington, Massachusetts, that had started at the end of the second quarter of 2013.

Total depreciation expense of €1,539,000 for the twelve months ended December 31, 2014 (twelve months ended December 31, 2013: €535,000, 2012: € 548,000) has been charged to research and development expense where it relates to our manufacturing facility and equipment, and to selling, general and administrative expense for other matters.

7. Other Non-Current Assets

As of December 31, 2014, the amount represents a refundable security deposit for the lease payments of the Lexington, Massachusetts facility, paid in September 2013, accrued with Interest on the balance sheet.

8. Trade and Other Receivables

	DECEMBER 31, 2013	DECEMBER 31, 2014
	(€ in thousands)
Receivables from related parties	1,425	2,426
Other receivables	764	588
Prepaid Expenses	391	515
Social security and other taxes	402	439
Trade and other receivables	2,982	3,968

The fair value of trade and other receivables approximates their carrying value. As of December 31, 2014 and December 31, 2013, all trade and other receivables were assessed as fully recoverable. The carrying amount of the Company’s trade receivables are denominated in Euro and USD.

The receivables from related parties as of December 31, 2014 relate to amounts due from Chiesi based on revenue recognized and expenses reimbursed of €2,404,000; (2013: €1,402,000). The remaining element of receivables from related parties relate to certain wage tax liabilities settled by the Company on behalf of senior management in connection with purchases of AMT depositary receipts in 2007; these amounts are repayable to uniQure on sale of the related depositary receipts or on the respective employee ceasing to be employed by the Company of €22,000; (2013: 22,000).

The Other Receivables balance at December 31, 2014 consists of certain deposits made in relation to the further build-out of the US facility and accrued income in relation to grants. The Other Receivables balance at December 31, 2013 consists largely of amounts of tenant improvements due to the Company from the landlord in relation to our facility in Lexington, Massachusetts (€546,000), as well as prepayments related to rent, insurance and certain annual license fees in software and intellectual property.

The other classes within trade and other receivables do not contain impaired assets. The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above.

9. Business Combinations

On July 15, 2014 the Company signed and on July 31, 2014 the Company closed an agreement to acquire all shares of InoCard GmbH. InoCard was founded in December 2013 as a spin-off of the University of Heidelberg, and is an early-stage biotechnology company focused on the development of gene therapy approaches for cardiac disease. InoCard has developed a novel gene therapy through preclinical proof of concept, for the one-time treatment of congestive heart failure (CHF). InoCard founders Prof. Patrick Most and Prof. Hugo Katus have joined uniQure as Managing Director of uniQure in Germany and Chairman of the Scientific Advisory Board, for Cardiovascular Diseases, respectively.

Under the terms of the agreement, InoCard shareholders have received an upfront payment of approximately €3,000,000 (€1,500,000 in cash and €1,500,000 in uniQure shares (189,982 shares at closing of the transaction)), and will receive a further €14,500,000 in success-based milestone payments upon achieving certain clinical and regulatory targets. Upon a successful commercial launch of a developed product, the sellers will further receive a royalty payment of 0.5% of the net product sales. The amount of the €14,500,000 in milestones is payable, at the Company’s sole discretion, in either cash or a variable number of Company shares, based on the then current stock price.

The acquired entity, InoCard, is effectively a single-product business, fully focusing on the further development of gene therapy approaches for cardiac disease. All success based milestones relate to the further development of these programs and therefore these programs are deemed the only material asset of the entity. As such, the value of InoCard is assumed to fully be represented by the fair value of the S100A1 program. As of the acquisition date the Company performed a purchase price allocation under IFRS 3 that resulted in a fair value assessment of the acquired IPR&D asset in a value of €4,665,000.

In determining the fair value of IPR&D, the Company utilized the Income Approach (Discounted Cash Flow method). Inputs to this model were assumptions on pricing and market share developments, together with assumptions on the cumulative probability of success of progressing through the various clinical development stages up to market approval; This method resulted in a series of future cash flow that were discounted at a rate of 30%.

The following table summarises the consideration paid for InoCard and the amounts of the assets acquired and liabilities assumed, recognized at the acquisition date:

July 31, 2014
(€ in thousands)
Consideration paid:
Cash paid	1,463
Shares	1,500
Shares issued upon conversion of assumed convertible loan	17
Contingent consideration	1,301
Total consideration	4,281

The closing share price on July 31, 2014 was $10.22

Recognized amounts of identifiable assets acquired and liabilities assumed were as follows:

July 31, 2014
(€ in thousands)
Non-current assets
Intangible assets (excl. Goodwill)	4,665
Current assets
Cash and cash equivalents	373
VAT receivable	13
Non-current liabilities
Deferred tax liabilities	(1,379)
Current liabilities
Trade payables	(7)
Other payables	(726)
Total identifiable net assets	2,939
Goodwill	1,342

In relation to this acquisition an amount of €258,000 was recognized as transaction cost in the Selling, general and administrative expenses for the year ended December 31, 2014.

The fair value of the contingent consideration is estimated as the expected (i.e. probability-weighted) present value of the milestone payments and based on a discount rate of 30%. The relatively high discount rate is derived from the high uncertainty of progressing from the current pre-clinical development stage through the various clinical stages before arriving at a commercial stage. The fair value of this contingent consideration will be re-measured every reporting date with changes recognized in profit & loss for the period. The fair value could change as the timing or the probability of achieving the milestone payments changes, or due to the time value of money. The contingent consideration calculated at initial recognitions as €1,301,000 is accounted for as a liability. The maximum, undiscounted contingent consideration amounts to €14,500,000 upon achieving clinical milestones with an additional 0.5% royalty of future net product sales.

At reporting date the updated valuation of the contingent consideration resulted in an additional liability of €153,000 that was subsequently taken as research and development expense through the profit and loss accounts of the Company.

This classification was determined on the basis that the movements in fair value should follow the nature and purpose of the contingent consideration, arising from achieving operational milestones in the further development of the underlying product. The fair value of the contingent consideration at December 31.2014 is €1,454,000.

The IPR&D is not recognized for tax purposes; therefore a deferred tax liability is recognized for this temporary difference. The deferred tax liability is based on the fair value of the IPR&D multiplied by the German tax rate of 29.58%, resulting in a deferred tax liability of €1,379,000.

The operational loss included in the consolidated statement of comprehensive loss from August 1, 2014 to December 31, 2014 contributed by InoCard GmbH was €400,000. No revenues were contributed by InoCard.

Had InoCard been consolidated from January 1, 2014, the consolidated income statement for the twelve months ended December 31, 2014 would show a pro-forma revenue of €0 and a pro-forma loss of €763,000.

10. Inventories

	DECEMBER 31, 2013	DECEMBER 31, 2014
	(€ in thousands)
Raw materials	103	152
Work in process / Intermediate Products	762	48
Inventories	865	200

Inventories as of December 31, 2014 were €200,000 (2013:€ 865,000). The amount includes the raw materials that are to be capitalized in connection with the manufacturing of Glybera for commercial sale, which is expected to commence in early 2015. Also included in inventories are amounts assigned to commercial batches of Glybera. The reduction in the inventories over the course of 2014 related to a number of batches, manufactured in 2013, that were in 2014 considered to be out of specifications and could not be put forward for commercial sale; the net reduction in 2014 of €714,000 (2013: nil) was accordingly booked into research and development expenses.

11. Cash and Cash Equivalents

	DECEMBER 31,
	2013	2014
	(€ in thousands)
Cash at bank and in hand	23,810	53,219
	23,810	53,219

The cash balance as of December 31, 2014 reflects the balance of our expenses and investments, and the proceeds from the IPO for €62.0 million after commissions and expenses and from the amendment to the venture debt financing from Hercules Technology Growth Capital for $9.8 million (€7.2 million).

Supplemental information relating to the Cash Flow Statement

The conversion of the €13,497,000 convertible loan, comprising an amount of €1,498,000 drawn down in December 2012 and the balance of € 11,999,000 drawn down during 2013, represented a non-cash item as of December 31, 2013. Refer to Note 15 below.

The derivative result arising on early conversion of the loan, amounting to €1,333,000 and the derivative result relating to embedded derivatives, amounting to €2,113,000, represented non-cash items as of December 31, 2013.

Purchases of fixed assets and changes in trade and other payables exclude a non-cash item of €1,022,000 largely related to the purchase of fixed assets, which have not yet been paid as of December 31, 2014. (2013: €628,000 and 2012: nil)

All non-cash items described above are excluded from the Consolidated Statement of Cash Flows on page F-6.

12. Shareholders’ (Deficit)/Equity

uniQure was incorporated on January 10, 2012; therefore, the year ended December 31, 2012 is the first accounting period for the Company.

	NUMBER OF SHARES	AMOUNT OF UNIQURE CAPITAL (BASED ON SHARES OF €0.05 NOMINAL VALUE)
		(€ in thousands)
Share capital (ordinary shares)
As of December 31, 2012	9,653,495
Share capital		483
Share premium		114,795
Total		115,278
New shares issued in 2013	2,541,411
Share capital		127
Share premium		27,664
Total		27,791
As of December 31, 2013	12,194,906
Share capital		610
Share premium		142,459
Total		143,069
New shares issued in 2014	5,897,288
Share capital		295
share premium		64,320
Total		64,615
As of December 31, 2014	18,092,194
Share capital		905
Share premium		206,111
Total		207,016

On January 31, 2014, we effected a 5-for-1 consolidation of our shares, which had the effect of a reverse share split. All share, per-share and related information presented in these Financial Statements has been retroactively adjusted, where applicable, to reflect the impact of this reverse share split.

As of the date hereof, our authorized share capital is €3,000,000, divided into 60,000,000 ordinary shares, each with a nominal value of € 0.05. Under Dutch law, our authorized share capital is the maximum capital that we may issue without amending our articles of association.

Following the IPO where the Company issued 5,400,000 ordinary shares, and as of December 31, 2014, a total of 18,092,194 shares were issued and paid up in full at a nominal value of €0.05 per share (December 31, 2013: 12,194,906 shares at €0.05 per share, December 31, 2012: 9,653,495 shares at €0.05 per share). Of these 18,092,194 shares, a total of 5,897,288, are presented as being issued during the year (2013: 2,541,411, 2012: 4,902,473 shares. The total gross payment with respect to these shares issued during the period is presented as €64,615,000 (2013: € 27,791,000, 2012: €15,094,000).

During the period covered by these Financial Statements, uniQure had a single class of shares, which are denominated as ordinary shares. Within this class of ordinary shares, there were further sub-denominations between Class A ordinary shares, class B ordinary shares and class C ordinary shares. Other than the fact that certain corporate resolutions required the approval of the general meeting of the class A ordinary shares, class A, B and C ordinary shares carried equal economic rights and ranked equally. As per the IPO date the Company reclassified all the Class A, B and C ordinary shares as one single category of ordinary shares.

Date	Description	Number of Shares	Share Capital Amounts	Share Premium Amounts	Total Equity Amounts
				(€ in thousands)
January 1, 2013	Brought forward	9,653,496	483	114,795	115,278
January - May, 2013	Employee and other persons new equity investments	90,747	4	274	278
July 24, 2013	Chiesi new equity investment	1,109,214	55	13,945	14,000
July 26, 2013	Coversion of 2012 & 2013 convertible loan	1,336,331	67	13,430	13,497
November 2013	Exercise of options	5,118	1	15	16
February 05, 2014	Initial Public Offering	5,400,000	270	61,683	61,953
July 31, 2014	Issuance of shares	192,128	10	1,507	1,517
September - December 2014	Exercise of options	305,160	15	462	477
December 31, 2014		18,092,194	905	206,111	207,016

This note describes the shares issued during the period since January 1, 2013. In summary these were as follows:

•                  In January 2013 pursuant to an agreement entered into in April 2012, the Company completed raising (that started in late 2012 with a total amount of €274,000 through the issuance of an aggregate of 89,155 class B ordinary shares) with a further amount of €278,000 through the issuance of an aggregate of 90,747 class B ordinary shares, represented by uniQure DRs shares to employees and related parties at a price of € 3.07 per share;

•                  On July 24, 2013 pursuant to various agreements with Chiesi Pharmaceutici S.p.A the Company raised a total amount of €14,000,000 through the issuance of 1,109,214 Class C ordinary shares at a price of €12.60 per share;

•                  On July 26, 2013 the Company converted the 2012 Convertible loan through the issuance of 1,336,333 Class A shares at a price of €10.10 per share; and

•                  In November 2013 through conversion of share options the Company issued 5,118 Class B ordinary shares at a price of €3.07 per share.

•                  On February 5, 2014 pursuant to the Initial Public Offering the Company issued 5,400,000 ordinary shares at a nominal value of €0.05 per share, generating €61,953,000 (after commission and expenses).

•                  On July 31, 2014 pursuant to the acquisition of InoCard GmbH the Company issued 192,128 ordinary shares at a nominal value of €0.05 per share.

•                  From September 2014 through to December 31, 2014 through exercise of share options the Company issued 305,160 ordinary shares at a price ranging from €0.05 - €3.07 per share.

In November 2013 a total of 5,118 shares were issued upon exercise of share options. In 2014 a total of 305,160 shares were issued upon exercise of options.

As of December 31, 2014, 7,258 shares were held by the stichting participatie AMT as treasury shares (2013: 7,258). (Further details of stichting participatie AMT are set out in Note 1 above.) These treasury shares arose under the terms of an employee incentive plan operated by AMT, under which employees were permitted to subscribe for new shares at a discount to the market price, but were then required to remain with AMT for a period of three years following the effective date of such purchase. Employees who left AMT within such three year period and who did not meet certain other exceptional conditions were obliged to return their shares.

Share Premium

The presentation of the share premium account is on a consistent basis with the share capital account, including similar adjustments to reflect the impact of the treatment under IFRS 3, as set out in the table above.

The total additions to share premium in the year ended December 31, 2014 amount to €63,652,000 net of costs. This increase in share premium was due to the issue of shares as described above.

Other Reserves

The costs of equity-settled share-based payments to employees are recognized in the income statement, together with a corresponding increase in equity during the vesting period, taking into account (deferral of) corporate income taxes. The accumulated expense of the share incentive plan recognized in the income statement is shown separately in the equity category Other Reserves in the Consolidated Statement of Changes in Equity.

The Company, in 2013, presented in other reserves the result of the conversion of the convertible loan to the amount of €3,005,000 (see Note 15). In addition, in 2014 the Company presents under Other Reserves, Other Comprehensive Income arising from the foreign currency translation difference from the U.S. subsidiary.

In the years presented in these Financial Statements, the Company did not have any other legal or other types of restricted reserves.

No tax amounts are included under other comprehensive income as the Company does not record any income tax expense.

13. Share Based Payments

2012 Share Option Plan

At the general meeting of shareholders on February 15, 2012, uniQure shareholders approved the adoption of the 2012 Plan. Under the 2012 Plan, share options were granted on the date of grant and vest over a period of three years on the basis set out in Note 2.4.18 above. Any options that vest must be exercised by the tenth anniversary of the effective date of grant.

In 2012 a total of 1,606,347 options were granted under the 2012 Plan to management and certain other employees and consultants. The expense recognized amounted to €1,767,000 during the year ended December 31, 2012. In the year 2013 the Company granted another 301,468 options, a total of 210,853 were forfeited and a total of 5,118 options were exercised, to result in an ending balance as of December 31, 2013 of a total of 1,691,844 outstanding options recognizing a share based expense of €2,023,000.

2014 Share Option Plan

At the general meeting of shareholders on January 9, 2014, uniQure shareholders approved the adoption of the 2014 Incentive Plan. Under the 2014 Incentive Plan, share options were granted on the date of grant and vest over a period of four years on the basis set out in Note 2.4.18 above. Any options that vest must be exercised by the tenth anniversary of the effective date of grant.

4D Option Plan

Following the agreement between the Company and 4D Molecular Therapeutics, the Company has granted options to purchase an aggregate of 609,744 ordinary shares in connection with this collaboration, and will recognize resulting share-based payment expense over three years (4D Option Plan).

In the year 2014, for the above mentioned plans, the Company granted a total of 1,724,744 options, of which 57,588 were forfeited and 305,160 options were exercised, at a weighted average share price at exercise date of $14.36 (€11.56), resulting in an ending balance as of December 31, 2014 of 3,053,840 outstanding options and the recognition of a share based expense of € 9,114,000.

Restricted Stock Units (RSU)

In the year 2014 the Company granted a number of 179,068 RSU’s for which the Company recognized a share based expense of €350,000. Inputs to the valuation of the granted RSU’s, are the share price at date of grant and the anticipated date of full and final vesting. The fair value at grant of the RSU’s is determined at $1.8 million (€1.5 million).

The 2012 Option Plan, the 2014 Option Plan and the 4D Option plan all qualify as equity-settled option plans. Movements in the number of outstanding share options granted in 2012, 2013 and 2014, under all Plans, were as follows:

	2012		2013		2014
	NUMBER	EXERCISE PRICE	NUMBER	EXERCISE PRICE	NUMBER	EXERCISE PRICE
Options outstanding as of January 1	379,640	€9.75 - €14.60	1,606,347	€3.07	1,691,844	€3.07 - €10.10
Options granted	1,606,347	€3.07	301,468	€3.07 - 10.10	1,724,744	€0.05 and $9.35 - $9.63
Options forfeited	(379,640)	€9.75 - €14.60	(210,853)	€3.07	(57,588)	€3.07 and $9.35
Options exercised	—	—	(5,118)	€3.07	(305,160)	€0.05 - €3.07
Options outstanding as of December 31	1,606,347	€3.07	1,691,844	€3.07 - €10.10	3,053,840	€0.05 - €10.10 and $9.35 - $9.63

Of the 3,053,840 options outstanding (2013: 1,691,844, 2012: 1,606,347), 1,423,175 options (2013: 773,442, 2012: nil) were vested and exercisable (within limitations of the Company’s Insider Trading Policy). Options outstanding at the end of the year have the following weighted-average remaining contractual life and ranges of exercise prices:

YEAR ENDED DECEMBER 31, 2014 WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE	RANGE EXERCISE PRICE PER SHARE	NUMBER OF OPTIONS
1 - 5 years	€0.05	457,308
6 years
7 years	€3.07	1,435,653
8 years	€10.10	92,129
9 years	$9.35 - $9.63	1,068,750
At December 31, 2014		3,053,840

YEAR ENDED DECEMBER 31, 2013 WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE	RANGE EXERCISE PRICE IN EUR PER SHARE	NUMBER OF OPTIONS
1 - 5 years	—	—
6 years	—	—
7 years	—	—
8 years	3.07	1,397,127
9 years	3.07 - 10.10	294,717
At December 31, 2013	3.07 - 10.10	1,691,844

YEAR ENDED DECEMBER 31, 2012 WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE	RANGE EXERCISE PRICE IN € PER SHARE	NUMBER OF OPTIONS
1 - 5 years	—	—
6 years	—	—
7 years	—	—
8 years	—	—
9 years	3.07	1,606,347
At December 31, 2012	3.07	1,606,347

The Black-Scholes option pricing model has been used to value these awards, based on the following key variables:

	2012	2013	2014
Options with change of control and service based vesting conditions	—	—	3.053,840
Options with an IPO, change of control and service based vesting conditions	1,606,347	1,691,844	—
Share Price: the closing share price on the grant dates	—	—	$8.66 - 9.63
Estimated fair value per option as of grant date	€2.05 - 3.60	€3.40 - 12.35	$5.24 - 5.93
Expected Volatility: uniQure used an estimated volatility figure which was determined based on volatility analysis of companies in the same sector and of a similar size	70 - 80%	70%	70%
Expected Term: is the period from grant until the expected exercise date.	5.5 - 6.3 years	5.5 - 6.3 years	6.11 years
Exercise price:	€3.07	€3.07 - 10.10	€0.05 and $9.35 - 9.63
Expected Dividend Yield: the Company currently does not pay dividends and has no plans to do so	0%	0%	0%
Risk-free Rate: based on Government bonds with a term that is commensurate with the expected term of each option tranche. Also considered is the risk- free rate over the performance period for each option tranche	0.5 - 1.1%	0.4 - 1.2%	0.23%

Of the 1,606,347 options granted in 2012, 478,217 options were granted to members of the Management Board and 196,912 options were granted to members of the Supervisory Board. In 2013, 301,468 options were granted (of which 252,652 options were granted to members of the Management Board and 10,000 options were granted to a member of the Supervisory Board). A total of 210,853 options were forfeited in 2013 (of which 140,652 options were forfeited from a member of the Management Board and 37,507 options were forfeited from a member of the Supervisory Board). In November 2013, a total of 5,118 options were exercised.

Under the 2014 Option Plan a total of 1,115,000 options were granted (of which 332,500 options were granted to members of the Management Board and Senior Management). None of these options granted to the Management Board and Senior Management lapsed / forfeited during 2014. Another 35,000 options were granted to members of the Supervisory Board of which a total of 5,000 lapsed / forfeited in 2014. Of the remaining 747,500 options granted in 2014, 41,250 lapsed / forfeited in 2014. As of December 31, 2014 there were 3,053,840 options outstanding. An additional €4.8 million of share - based expense is expected to be recognized from 2015 through to 2018.

Under the 4D Option plan a total of 609,744 options were granted, of which 304,872 options to a member of the Supervisory Board. During 2014 a total of 152,436 options were exercised, of which 76,218 options by a member of the Supervisory Board.

Expected option term

uniQure has considered various approaches to take into account the effects of expected early exercise whereby the length of the vesting period, the expected share price development, the expected share price volatility and the participants’ employee level within the organization have been analyzed.

Based on the outcome of this analysis, uniQure management has determined to take the effects of expected early exercise into account by using an estimate of an option’s expected life as an input into the Black-Scholes option pricing model. As historical data about employees’ exercise behavior is limited, management’s estimate is based on a weighted average expected option life for the entire participant group. The resulting expected weighted-average life of the options granted is the midpoint between the vesting date and the contractual term of the options.

Valuation of ordinary shares

The Company’s shares are listed on the NASDAQ (ticker: QURE). At the date of each grant of options subsequent to the transaction between uniQure and AMT, and prior to date of listing, the fair value of the ordinary shares is determined by the Management Board and Supervisory Board, and takes into account the most recently available valuation of ordinary shares and the assessment of additional objective and subjective factors the Company believes are relevant.

Expected volatility

For option grants post April 2012, the volatility has been estimated solely by reference to the historical volatility of the publicly traded peer companies. This has resulted in a volatility in the range 70 - 80% in respect of the options granted in the year ended December 31, 2012, an applied volatility of 70% in respect of the options granted in the year ended December 31, 2013 and an applied volatility of 70% in respect of the options granted in the year ended December 31, 2014. Based on the limited trading history of the Company’s shares on NASDAQ, between February 5, 2014 and December 31, 2014 the volatility is calculated at 71.9%

Further details regarding the total expense recognized in the income statement for share options granted to managing directors, supervisory directors and selected employees are set out in Note 30. The corresponding increase in equity is separately accounted for as other reserves.

14. Financial Lease Liabilities

uniQure leases certain leasehold improvements by means of finance leases including the following:

•                  Agreement between Beheersmaatschappij Dienstverlening en Deelneming AZUA BV (“BDDA”), a wholly-owned subsidiary of the AMC, and uniQure, regarding leasehold improvements at Meibergdreef, Amsterdam, ended at September 30, 2016. The rent of the leasehold improvements amounts to €156,000 per year. The Company has the right to cancel the lease earlier on a one-year term; however, the Company will then need to repay the remaining amount of leased leasehold improvements.

Finance lease liabilities are effectively secured as the rights to the leased asset revert to the lessor in the event of default. The carrying amount corresponds to the fair value as terms of the contracts were agreed at arm’s length and market conditions for such contracts have not subsequently changed. The interest rate imposed by the lessor for all finance lease liabilities is 5.5% per annum.

	DECEMBER 31, 2013	DECEMBER 31, 2014
	(€ in thousands)
Gross finance lease liabilities—minimum lease payments
No later than 1 year	184	184
Later than 1 year and no later than 5 years	322	138
Later than 5 years	—	—
Future finance charges on finance leases	(48)	(20)
Total	458	302

The present value of finance lease liabilities is as follows:

	DECEMBER 31, 2013	DECEMBER 31, 2014
	(€ in thousands)
No later than 1 year	156	168
Later than 1 year and no later than 5 years	302	134
Later than 5 years	—	—
Future finance charges on finance leases	—	—
Total	458	302

15. Debt to related party

December 2012 Convertible loan and amendment in March 2013 / Conversion in July 2013

On December 17, 2012, uniQure entered into a convertible loan agreement with four of its major shareholders (Forbion, Gilde, Grupo Netco and Lupus Alpha), in respect of unsecured and unsubordinated loan notes, which have an issue price of 100% and pay an annual coupon of 8%. Of the total loan € 1,498,000 was drawn down in the period to December 31, 2012 and the balance of €1,999,000 was drawn down in the period from January 1, 2013 to January 31, 2013, amounting to a total convertible loan amount of €3,497,000.

In March 2013, uniQure increased the loan by an additional € 10,000,000 investment by Coller Capital. As part of the increase, the loan note terms for all loan note holders described in the annual consolidated Financial Statements were amended such that the final maturity date of the loan notes was extended to December 31, 2014. Additionally, the warrant entitlement was reduced to 10% of the principal amount of the loan provided to uniQure.

Following the subscription for new equity by Chiesi, on July 21, 2013 the full convertible loan of €13,497,000 was converted on July 26, 2013 into new Class A Ordinary Shares, at a conversion price of € 10.10 per share. This conversion marked the extinguishment of the convertible derivative instrument. The remaining derivative element relates to the warrants issued to the holders of the convertible loan as part of the convertible loan arrangements.

The warrants associated with the convertible loan, which survived the conversion of the loan, are presented in the consolidated balance sheet as at December 31, 2014 within liabilities as an embedded derivative with a fair value of €645,000 (December 31, 2013: €722,000).

Where it comes to debts to related parties, during the period ended December 31, 2014, an amount of € 77,000 was recognized as finance income (compared with a loss of €4,387,000 for period ended December 31, 2013). The 2014 amount related to the surviving warrants and the 2013 amount related to €3,491,000 of derivative result on conversion where the remainder consisted of interest expense in relation to the convertible note. The elimination of the embedded derivative (convertible element) by the early conversion of the loan in July 2013 created € 3,005,000 of Other Reserves within the Equity presentation.

16. Trade and Other Payables

	DECEMBER 31, 2013	DECEMBER 31, 2014
	(€ in thousands)
Trade payables	3,507	4,860
Social security and other taxes	802	963
Other current liabilities	3,292	3,794
Total trade and other payables	7,601	9,617

The carrying values of trade and other payables are assumed to approximate their fair values.

Other current liabilities

As of December 31, 2014 and December 31, 2013, other current liabilities consisted principally of accruals for services provided by vendors but not yet billed, reimbursements received from research and development partners for expenses which have yet to be incurred and miscellaneous liabilities.

17. Borrowings

	DECEMBER 31, 2013	DECEMBER 31, 2014
	(€ in thousands)
Non-current
Borrowings	6,292	16,418
Total non-current	6,292	16,418
Current
Debt to related party—derivative	722	645
Borrowings	633	—
Borrowings—derivative	217	207
Total current	1,572	852
Total	7,864	17,270

Hercules Borrowing

The presented non-current borrowings relate to the Hercules Technology Growth Corp. venture debt loan facility, entered into on June 14, 2013 for a book value of €7,062,000 as of June 30, 2014, presented net of expenses for facility charges of 1.25% plus expenses related to legal counsel. The loan commitment is $10,000,000 with an interest rate of 11.85% or an amount equal to 11.85% plus the prime rate of interest minus 3.25%, which matures over a period of 39 months from the loan closing date. The interest-only period was initially set at 9 months and was extended to 15 months on completion of the transaction with Chiesi. In addition, the loan is secured by a lien on all of the Company’s assets (excluding intellectual property).

During 2014, an amount of $2.0 million (€1.6 million), compared with $0.7 million (€0.5 million) for 2013, was recorded as finance expense in relation to the Hercules borrowing.

The warrant included in this loan agreement is not closely related to the host contract and therefore has been split and accounted for separately as a financial derivative measured at fair value though profit or loss. The fair value of this derivative is €207,000 (2013: 217,000) and is included within the current liabilities: Borrowings—derivative on the Consolidated Balance Sheet as of December 31, 2014.

On June 26, 2014 the Company entered into an amended and restated loan agreement (which amends and replaces the original loan agreement) of $20,000,000 (then €14,600,000), presented net of expenses for facility charges of 1.00% plus expenses related to legal counsel. The additional amount of $10,000,000 (€7,344,000) was received net of expenses of $218,000 (€160,000). The net cash inflow was $9,782,000 (€ 7,184,000). The total loan commitment is $20,000,000 with an interest rate of 10.25% which matures over a period of 48 months. Also included are two back-end fees of $345,000 and $250,000, due October 2016 and June 2018 respectively. The interest-only period is 18 months. We are required to repay the loan in monthly principal installments from January 2016 through June 2018. As the terms of the amended loan agreement changed significantly compared to the original loan agreement (maturity date, interest rate, payback schedule), the Company fully amortized the unamortized transaction costs at issue, resulting in an extra amortisation charge through profit and loss in 2014 of $193,000 (€141,000).

The total value for the amended loan per December 31, 2014 was $20.0 million (€16.4 million) and is recorded net of expenses under non-current borrowings. The warrants included in the original loan agreement remain in place and are unaffected. The fair value of the borrowings equals their carrying amount, as the impact of discounting is insignifcant as the loan is already amortized at a market conform interest rate.

The foreign exchange expense on the borrowings was €1.8 million in 2014. In the period ended December 31, 2014 the current element of this loan facility reduced to nil, as the amended agreement introduced a further extension of the interest only period.

The amended Loan and Security Agreement contains covenants that restrict our ability to, among other things, incur future indebtedness and obtain additional financing, to make investments in securities or in other companies, to transfer our assets, to perform certain corporate changes, to make loans to employees, officers and directors, and to make dividend payments and other distributions. Further, we have periodic reporting requirements and we are required to keep a minimum cash balance deposited in bank accounts in the United States, equivalent to the lesser of the outstanding balance of principal due and 50% of our worldwide cash reserves. This restriction on the cash reserves only relates to the location of the cash reserves, but all cash reserves are at free disposal of the Company. The amended Loan and Security Agreement contains default provisions that include the occurrence of a material adverse effect, as defined therein, which would entitle Hercules to declare all principal, interest and other amounts owed by us immediately due and payable. As of December 31, 2014, we were in compliance with these covenants in all material respects.

18. Revenues and Deferred Revenues

	FOR THE YEARS ENDED
	DECEMBER 31, 2012	DECEMBER 31, 2013	DECEMBER 31, 2014
	(€ in thousands)
License revenues	—	440	883
Collaboration revenues	—	2,503	3,802
Total	—	2,943	4,685

	DECEMBER, 31 2013	DECEMBER, 31 2014
	(€ in thousands)
Deferred revenues current portion	1,279	1,328
Deferred revenues	15,679	15,387
Total	16,958	16,715

During the period ended December 31, 2014, an amount of €883,000 (period ended December 31, 2013: €440,000, December 31, 2012: € nil) was recognized as license revenues. This amount relates to the recognition of the up-front payments received from Chiesi. During the period ended December 31, 2014, an amount of €3,802,000 (period ended December 31, 2013: €2,503,000) was recognized as collaboration revenues. This amount related to certain approved activities the Company was able to recharge and reimbursements of expenses under its Co-Development Agreement with Chiesi in respect of its hemophilia B program.

Upon signing of the Commercialization Agreement and the Co-Development and Commercialization Agreement with Chiesi on April 29, 2013, the Company received €17,000,000 as a non-refundable upfront payment. Based on an assessment performed to the Company, the €17,000,000 will be amortized on a straight-line basis, and presented as license revenues, over a period from July 2013 through September 2032: the date of expiration of the last intellectual property protection related to the manufacturing process. The Company determined that the €17,000,000 of up-front payments received from Chiesi constituted a single unit of accounting. The up-front payments related to licenses and reimbursement of past development costs for Glybera and hemophilia B as follows:

1)                                     €2,000,000—Reimbursement of past development costs related to Glybera. Continuing performance obligation: maintaining the market authorization for Glybera (including the post-approval commitment to conduct the Phase IV study);

2)                                     €5,000,000—for past development costs related to hemophilia B. Continuing performance obligation: complete the Co-Development program and file for Marketing Authorization in the European Union; and

3)                                     €10,000,000—for having set up an EMA approved manufacturing/production facility. Continuing performance obligation: supply of commercial product to Chiesi.

Although the Company believes that the different elements have different cost levels, the Company is not able to properly estimate the respective fair values of the various elements. Therefore, the Company has concluded that the three deliverables within the arrangement are linked in such a way that the commercial effect cannot be understood without reference to the series of transactions as a whole. Therefore, the individual performance obligations were combined as a single unit of accounting and the total arrangement consideration will be recognized over the estimated life of the agreements under which the continuing performance obligations exist.

The elements described above are based on the current assumption that hemophilia B is anticipated to file for regulatory approval in late 2019. Based on the above, best estimate of the anticipated duration of the agreements is in line with the expiration term of the patent for manufacturing of commercial product which is 18 years. Based on the aforementioned facts, the Company has deferred the revenue and will recognize the €17,000,000 of up-front payments as license revenue on a straight-line basis over a remaining 18 years.

For the period ended December 31, 2013, the Company recognized an expense, under cost of goods sold, in relation to its obligation to repay to the Dutch Government a portion of a grant received between 2001 and 2005 in connection with the development of Glybera; the amount was calculated as an agreed 40% of the upfront payment received in relation to Glybera. See a further description under Note 29, Contingent Liabilities.

Collaboration revenues from contracts, typically from delivering research and development services, relate to the agreements, and are dependent upon the nature of the invoice either recognized on the basis of labor hours delivered at the Agreements’ full time employee rate, based on an agreed allocation key of certain expenses.

Cost reimbursements to which the Company is entitled to under agreements are also recognized as collaboration revenues in the income statement in the same quarter of the recorded cost they intend to compensate, except for reimbursement of certain expenses incurred in the periods prior to the completion of the Chiesi agreements (on June 30, 2013); such revenues are recognized at the moment that Chiesi incurred the obligation to reimburse them, i.e. on June 30, 2013. When the reimbursable costs are not yet invoiced these amounts are included as a component of trade and other receivables on the balance sheet.

19. Other Income/Other Losses

uniQure’s other income consists of government subsidies and grants that support uniQure’s research efforts in defined research and development projects.

Other income was €773,000 in 2014 (2013: €585,000, 2012 €649,000) and relates to grants received and rebates on payroll taxes. In 2014 uniQure, Inc., our wholly owned subsidiary, received a grant from Massachusetts Life Science Company under its Job Incentive Program (New Job Creation). The monthly amortization (€13,000) of this grant started in December 2014.

The other gains / losses line represents the currency effect from regular operations whereas the currency risk associated with borrowings is presented under Finance Income or Expense.

20. Expenses by Nature

Research and development costs amounted to €33,932,000 € 13,182,000 and €10,231,000 in 2014, 2013 and 2012 respectively, and consist of allocated employee costs, Good Manufacturing Practices (“GMP”) facility costs, clinical development costs, collaboration costs, license costs, the costs of laboratory consumables and allocated depreciation costs. General and administrative costs amounted to €11,167,000, € 11,628,000 and €4,564,000 in 2014, 2013 and 2012, respectively, and consist of allocated employee costs, office costs, consultancy costs and administrative costs. Research and development costs and general administrative costs included the following costs by function:

	YEARS ENDED DECEMBER 31,
	2012	2013	2014
	(€ in thousands)
Employee benefit expenses	8,350	11,904	25,349
Laboratory and development expenses	2,065	3,404	5,462
Legal and advisory expenses	1,622	5,001	5,779
Office and housing expenses	1,197	1,592	3,776
Patents and licenses	619	835	744
Other operating expenses	394	1,539	2,450
Depreciation expenses (See note 6)	548	535	1,539
Other losses/(gains)—net (exchange differences)	45	453	(5,807)
	14,840	25,263	39,292

Under Employee benefit expenses for the year ended December 31, 2014 the Company recorded share-based payments of €9.5 million, of which €6.3 million is related to the 4D Option Plan. Share-based payments, recorded under Employee benefit expenses, for the years ended December 31, 2012 and 2013 were €1,508,000 and €2,023,000 repectively.

21. Research and development expenses

Research and development expenses increased from €13,182,000 in the period ended December 31, 2013 to €33,932,000 in the period ended December 31, 2014. This increase reflected the expansion of our research and development activities to support the pre-clinical activities and planned clinical study of AMT-060, the planned commercial launch of Glybera in the European Union, the build-up of staff in our Lexington facility, as well as the further development of Glybera and our other product candidates. In addition, as part of our strategic and license collaboration with 4D Molecular Therapeutics entered into in January 2014, we incurred increased research and development expenses related to certain stock-based payments made to 4D Molecular Therapeutics.

Research and development expenses increased from €10,231,000 in the period ended December 31, 2012 to €13,182,000 in the period ended December 2013, due to the additional development and clinical activities required to support the planned commercial launch of Glybera, as well as the progression of uniQure’s other programs through late stage research and clinical development.

22. General and administrative expenses

General and administrative expenses decreased from €11,628,000 for the period ended December 31, 2013 to €11,167,000 for the period ended December 31, 2014. This decrease resulted principally from the high legal and audit related expenses incurred in 2013 for the preparation of our initial public offering, partially offset by an increase of expenses in the period ended December 31, 2014, related to being a public company, and the continued build-out of the administrative functions.

22. General and administrative expenses

General and administrative expenses increased from €4,564,000 for the period ended December 31, 2012 to €11,628,000 for the period ended December 31, 2013. The increase is primarily due to expenses related to consultants (commercial, operations and administrative) and professional fees.

23. Other Comprehensive Income

For the period ended December 31, 2014 other comprehensive income of € 1,149,000 represents the foreign currency translation arising from the U.S. subsidiary, which was established in 2013 (for the period ended December 31, 2013: €12,000, 2012: € nil).

24. Employee Benefit Expense

	YEARS ENDED DECEMBER 31,
	2012	2013	2014
	(€ in thousands)
Wages and salaries	4,553	5,012	9,888
Social security costs	361	377	900
Share-based payments (option plans and RSUs)	1,767	2,023	9,464
Pension costs—defined contribution plans	303	415	610
Other employee expenses	1,366	4,077	4,487
	8,350	11,904	25,349
Number of employees at the end of the period	67	87	162

For detailed disclosure on the remuneration of the Supervisory Board, the Management Board and Senior Management please refer to note 31.

25. Finance Income and Expense

	YEARS ENDED DECEMBER 31,
	2012	2013	2014
	(€ in thousands)
Finance income:
Interest income current accounts	22	58	167
Derivative result	—	44	87
	22	102	254
Finance expense:
Derivative result arising on early conversion of the loan	(464)	(1,333)	—
Derivative result	—	(2,158)	—
Loan from related party	(63)	(691)	—
Venture debt facility	—	(165)	(3,432)
Finance leases	(20)	(40)	(28)
	(547)	(4,387)	(3,460)
Finance costs—net	(525)	(4,285)	(3,206)

The amount presented for the venture debt facility for the period ended December 31, 2014 consists of an amount of €1,598,000 of interest, where the balance of €1,834,000 is the foreign exchange result on the loan.

26. Income Tax Expense

In the Netherlands no tax charges or liabilities were incurred in 2012, 2013 and 2014 since the Company was in a loss-making position. No deferred tax asset has been recognized in respect of carry-forward losses.

	YEARS ENDED DECEMBER 31,
	2012	2013	2014
	(€ in thousands)
Netherlands
Current tax	—	—	—
Deferred tax	—	—	—
Profit/(loss) before tax	(14,716)	(26,222)	(28,214)
Expenses not deductible for tax purposes in the Netherlands	2,318	5,123	9,590
Tax losses for which no deferred tax asset was recognized in the Netherlands	(12,398)	(21,099)	(18,624)
Tax charge	—	—	—
Germany
Current tax	—	—	—
Deferred tax	—	—	1,379
Profit/(loss) before tax	—	—	(247)
Expenses not deductible for tax purposes	—	—	—
Tax losses for which no deferred tax asset was recognized	—	—	(247)
Tax charge	—	—	—
United States
Current tax	—	—	—
Deferred tax	—	—	—
Profit/(loss) before tax	—	(585)	(7,430)
Expenses not deductible for tax purposes	—	585	3,273
Tax losses for which no deferred tax asset was recognized	—	—	(4,157)
Tax charge	—	—	—

The amount presented for the 2014 tax loss under the Dutch tax regime, is a pro-forma calculation, reconciling the Company’s commercial loss to an estimated tax loss. The expenses not deductible for tax purposes are largely driven by the sum of the Company’s share based expenses, differences in timing and duration of depreciation on certain tangible assets. The pro-forma amount previously presented for 2013 changed from €(24,659,000) to €(21,099,000) following a further assessment by the Dutch tax authorities.

Following the InoCard transaction in Germany in 2014 the Company has recognized a deferred tax liability of €1,379,000 equal to 29.58% (the German corporate tax rate) of the presented IPR&D). The Company classified his deferred tax liability as non-current. The book loss in Germany of €247,000 will be pro-forma considered as being equal to the taxable loss.

The net result in 2013 for uniQure Inc. (USA) translated in to taxable loss of nil as for tax purposes under Sec 195 (startup costs) all book expenses were capitalized to offset the loss. In 2014 the net loss of €7,430,000 ($8,937,000), based on the assumption that uniQure Inc. has started “active trade or business” where the book expenses are no longer capitalized; the pro-forma calculation of the taxable loss indicates an estimated amount of $5.0 million (€4.2 million).

In the USA (for periods ended December 2013 and 2014) and for Germany for the period ended December 31, 2014 no tax charges or liabilities were incurred as these foreign subsidiaries were in a loss making position. No deferred tax assets have been recognized in respect of carry forward losses and the amounts presented for 2014 equal the respective Net Operating Losses available to offset future profits.

Under Dutch income tax law a tax loss carry-forward is subject to a time limitation of nine years. Losses incurred in the years up to 2005 can still be offset against profits up to and including 2014. In connection with the transfer of the AMT Business from AMT to uniQure, uniQure has discussed with Belastingdienst, the Dutch tax authorities, the transfer of all accumulated tax losses that relate to the AMT Business, excluding tax losses relating specifically to the activities of the AMT legal entity.

In order to promote innovative technology development activities and investments in new technologies, a corporate income tax incentive has been introduced in Dutch tax law called the Innovations Box. For the qualifying profits, the Company effectively owes only 5% income tax (should available tax losses carried forward be utilized) instead of the general tax rate of 25.0%. Because uniQure is loss-making it has not currently made any application to the tax authorities for such an agreement, but intends to do so when it reaches profitability.

The Dutch fiscal unity has as of December 31, 2014 an estimated €145,107,000 (2013: €127,820,000) of taxable losses that can be offset in the following nine years. The expiration dates of these Dutch losses, is summarized in the following table. In the year ended December 31, 2014, the amount of unused tax losses that expired was €1,336,000 (2013: €56,000).

(€ in thousands)	2015	2016	2017	2018	2019	2020	2021	2022	2023
Loss expiring	1,838	4,228	35,608	16,709	18,127	16,476	12,398	21,099	18,624

27. Loss per Share

Basic Loss per Share

Basic loss per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of shares outstanding during the period.

	For the years ended December 31,
	2012	2013	2014
Loss attributable to equity holders of the Company (€ in thousands)	(14,716)	(26,820)	(37,040)
Weighted average number of ordinary shares outstanding (‘000)	8,637	10,796	17,121
Basic loss per share (€)	(1.70)	(2.48)	(2.16)

Diluted Loss per Share

Diluted loss per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. Due to the fact that the Company is loss making, all potential ordinary shares had an antidilutive effect, if converted, and thus have been excluded from the computation of loss per share.

	DECEMBER 31, 2013	DECEMBER 31, 2014
Warrants	170,802	170,802
Share options under 2012 Plan	1,691,844	1,527,782
Share options under the 4D Plan	—	457,308
Share options under 2014 Plan	—	1,068,750
RSU’s	—	179,068
Total	1,862,646	3,403,710

28. Dividends per Share

The Company did not declare dividends for the years ended December 31, 2014, 2013 and 2012.

29. Commitments and Contingent Liabilities

Royalties and Milestones

In the course of its business uniQure enters as a licensee into contracts with other parties with regard to the development and marketing of its pipeline products. Among other payment obligations, the Company is obligated to pay royalties to the licensors based on future sales levels and milestone payments whenever defined milestones are met. As both future sales levels and the timing and achievement of milestones are uncertain, the financial effect of these agreements cannot be estimated reliably.

Operating Lease Commitments

uniQure leases various office space and laboratory space under operating lease agreements. The Company leases its headquarters facilities under an agreement between uniQure and AMC, represented by BDDA and Amsterdam Vector Productions B.V. (“AVP”), both subsidiaries of AMC (Second Rental Agreement) in respect of facilities located at Meibergdreef 61 Amsterdam, from October 1, 2005 until September 30, 2016, and an agreement for the lease of facilities at Meibergdreef 57, Amsterdam, from July 1, 2006 until September 30, 2016. The aggregate annual lease payments amount to €542,000.

The lease expenditure charged to the income statement for Amsterdam-based operating leases amounts to €550,000 in the year ended December 31, 2014 (2013: €542,000, 2012: €542,000). The future aggregate minimum lease payments under non- cancellable operating leases are as follows:

	DECEMBER 31, 2013	DECEMBER 31, 2014
	(€ in thousands)
No later than 1 year	1,243	1,918
Later than 1 year and no later than 5 years	6,053	6,394
Later than 5 years	7,927	7,285
Total	15,223	15,597

On July 24, 2013 uniQure entered into an agreement for the lease of facilities at 113 Hartwell Avenue, Lexington, Massachusetts, United States from November 5, 2013 until November 5, 2023. uniQure has an option to extend the lease for up to an additional 10 years. The aggregate annual lease payments for the period to November 5, 2023 amount to $18,937,000 (€ 13,756,000), including an initial rent-free period of seven months from the commencement of the lease which was effective at November 5, 2013.

The lease payments under the Lexington-based operating lease will be expensed on a straight line basis over the full duration of the lease, taking into account the Lease Incentives as received from the landlord (for a total of $7,259,000 (€5,972,000); This results in a monthly expense of $92,680 (€76,249); During 2014 the

Company expensed a total amount of $1,113,000 (€841,000). As of December 31, 2014 the Company recorded a total deferred rent of $7,454,000 (€6,132,000), with a current element of $577,000 (€475,000) and a long-term element of $6,877,000 (€ 5,658,000).

Supplier Commitments

uniQure has entered into commitments to suppliers of equipment to be installed in the Company’s Lexington facility for an amount of €1.2 million as per December 31, 2014.

Research and Development Commitments

uniQure has entered into research and development commitments in relation to uniQure’s product pipeline. The future aggregate minimum payments under these commitments are as follows:

	DECEMBER 31, 2013	DECEMBER, 31 2014
	(€ in thousands)
No later than 1 year	327	306
Later than 1 year and no later than 5 years	—	—
Later than 5 years	—	—
Total	327	306

Grant Commitments

From October 1, 2000 until May 31, 2005, AMT received a grant called a “Technisch ontwikkelingskrediet” (TOK) (or technical development loan) from the Dutch government. This TOK grant includes a repayment clause in the event the Company generates revenues from the related project. AMT received total grants of €3,605,000 relating to eligible project costs in the grant period. The grant amount received bears interest of 5.7% per annum and must be repaid in the period January 1, 2008 through December 31, 2017 as a percentage of revenues which are derived from the sale of Glybera. If future royalty payments are not sufficient to repay the grant on or prior to December 3, 2017, or if there are no revenues generated, the remaining balance will be forgiven. Repayment obligations continue to apply if the product is not commercialized or transferred to others. The total amount of the liability at December 31, 2014 was €5,822,000 (2013: € 5,508,000), comprising the original total amount of the grant together with accrued interest. The Company has not recorded any liability to repay amounts in respect of this grant within these Financial Statements. The Company has commenced repayments of the TOK and associated interest from the commercialization proceeds of Glybera arising from the agreement with Chiesi. During the period ended December 31, 2013 the Company recognized an amount of €800,000 (2014: € nil) as a charge in the consolidated statement of comprehensive income within cost of goods sold. This amount was paid to the Dutch Government in September 2013 and was calculated as 40% of the upfront amount received specifically related to Glybera.

Historically, the Company also received a “Technisch ontwikkelingsproject” (TOP) (or technical development project) grant from the Dutch government amounting to €130,000 on a project that was terminated. If the Company realizes income from the sale of assets developed under that grant, repayment clauses will apply. The Company has not recorded any liability to repay amounts in respect of this grant within these Financial Statements.

On January 5, 2010, the Company was awarded an investment credit (innovatiekrediet) from the Dutch government (Ministry of Economic Affairs—Agentschap.nl) in respect of the Company’s program for Duchenne Muscular Dystrophy. The credit covers 35% of the costs incurred in respect of the program up to a maximum of €4,000,000. The credit includes a repayment clause dependent on the technical success of this program (which is expected to be demonstrated if the product can be successfully commercialized). The credit is interest-bearing at a rate of 11.4% per annum. To date, the Company has received €729,000 under this investment credit, and as of December 31, 2014, the total amount of the liability was € 1,170,000, representing the amount of the original advance together with accrued interest (2013: €1,063,000). The credit was to be repaid after the funded part of the program was completed in 2013, out of a percentage of revenues derived from the sales resulting from the Company’s Duchenne Muscular Dystrophy program. The assets which are financed by means of the investment credit are subject to a right of pledge for the benefit of the Dutch Ministry of Economic Affairs. The project has been terminated following failure to achieve the scientific goals and the

Company does not anticipate that any amounts will be realized from this project and consequently there will not be any obligation to repay any of these amounts.

Other contingent liabilities

On December 11, 2013, the Company received a formal request for arbitration from Extera Partners, a consulting firm based in Cambridge, Massachusetts, alleging a fee to be due in respect of consulting services provided to the Company in connection with a partnering transaction. The request for arbitration was received by the International Court of Arbitration at the International Chamber of Commerce on December 12, 2013. The amount claimed is $100,000 plus 2.5% of all proceeds, including equity investments, the Company receives from Chiesi pursuant to its collaboration agreements entered into in the second quarter of 2013. The Company’s engagement letter with Extera Partners contains a cap limiting the maximum liability to €5,000,000.

On May 12, 2014, the ICC appointed and confirmed a sole arbitrator. On October 1, 2014, Extera Partners LLC filed its Statement of Case which includes an estimated claim based on the formula mentioned above and on Extera’s estimate of potential future revenues. A final merits hearing has been scheduled for July 2015. The Company has denied the claim and intends to vigorously defend against it.

30. Related-Party Transactions

In the period ended December 31, 2014 and 2013, the Management Board and other Senior Management received regular salaries and contributions to post-employment schemes. Additionally, selected members of the Supervisory Board received compensation for their services in the form of cash compensation.

The Company recognizes shareholders holding more than 5% of the Company’s ordinary shares also as related parties. The Company’s significant shareholders as at December 31, 2014 were:

Chiesi Farmaceutici S.p.A

Coller Capital

Fidelity Management & Research Company

Forbion Capital Partners

Gilde Healthcare Partners

Lupus Alpha PE Champions

Funds affiliated with Forbion Capital partners have a material interest in the Company. In addition, Professor Sander van Deventer and Mr. Sander Slootweg, who were appointed as members of the Supervisory Board of uniQure on April 5, 2012, are each partners of Forbion. Based on the information above, Forbion is a related party of uniQure.

Funds affiliated with Gilde Healthcare have a material interest in the Company. In addition, Mr. Edwin de Graaf, who was appointed as a member of the Supervisory Board of uniQure on April 5, 2012, and resigned on November 8, 2013, is a partner of Gilde Healthcare Partners. Based on the information above, Gilde Healthcare is a related party of uniQure.

Funds affiliated with Lupus Alpha also have a material interest in the Company. Chiesi became a related party following the commercial and investment agreements concluded with the Company on June 30, 2013, and Coller Capital became a related party following the conversion of the convertible loan in July 2013.

Transactions

The related parties identified above participated in the following transactions during the periods ended December 31, 2014, and December 31, 2013.

The 2012 convertible loan from Forbion, Gilde, Lupus Alpha, Grupo Netco and affiliates, and Coller Capital, as amended in March 2013, generated in the period ended December 31, 2013 a combined funding of €11,998,000. This loan accrued interest of 8% up until the date of conversion in July 2013 (plus an amount up to the interest payment date), amounting to a total interest amount payable of €434,000. In the period ended December 31, 2014, the Company recorded €29,000 as board related expenses that were reimbursed to Forbion (2013: €11,000).

In the period ended December 31, 2014, the Company received funds from Chiesi for issued invoices totaling €3,292,000 (2013: €1,222,000).

As of December 31, 2014, the Company had a receivable outstanding with Chiesi for €2,404,000.

31. Key Management Compensation

The aggregate remuneration of the Supervisory Directors amounted to € 3,509,000 in 2014 (2013: €400,000, 2012: €255,000) as follows:

YEAR ENDED DECEMBER 31, 2014 (in thousands €)	SALARY	BONUS	SHARE-BASED PAYMENTS(1)	PENSIONS	ADVISOR’S FEE	2014 TOTAL	2013 TOTAL	2012 TOTAL
Ferdinand Verdonck	—	—	54	—	53	107	281	43
Sander van Deventer(2)	—	—	9	—	13	22	—	8
Joseph Feczko	—	—	17	—	32	49	58	69
Edwin de Graaf(3)	—	—	—	—	—	—	—	—
Francois Meyer(4)	—	—	17	—	34	51	58	69
Sander Slootweg(3)	—	—	9	—	6	15	—	—
Philippe Van Holle(5)	—	—	—	—	—	—	(40)	66
Paula Soteropoulos(6)	—	—	38	—	40	78	43	—
David Schaffer (7)	—	—	3,169	—	—	3,169	—	—
Robert Coffin(8)	—	—	—	—	—	—	—	—
Will Lewis(8)			18	—	—	18
Total	—	—	3,331	—	178	3,509	400	255

(1)	The share-based payment reflects the value of equity- settled share options expensed during the year, as required by IFRS 2.

(2)	Following the combination of uniQure and AMT on April 5, 2012, Professor van Deventer has received no remuneration until after the IPO.

(3)	Appointed April 5, 2012. Mr de Graaf resigned on November 8, 2013; Mr Slootweg received no remuneration until after the IPO

(4)	Resigned December 31, 2014

(5)	Resigned January 1, 2013

(6)	Appointed June 5, 2013

(7)	Appointed January 27, 2014. Mr. Schaffer became associated with the Company following the agreement with 4D Molecular Therapeutics

(8)	Appointed November 18, 2013 and resigned December 10, 2013

(9)	Appointed June 11, 2014

The table below sets out a breakdown in the remuneration for the year ended December 31, 2014 of the members of the Management Board and Senior Management:

YEAR ENDED DECEMBER 31, 2014 (in thousands €)	SHORT TERM EMPLOYEE BENEFITS	SHARE-BASED PAYMENTS(2)	POST- EMPLOYMENT BENEFITS	OTHER LONG TERM BENEFITS	TERMINATION BENEFITS	TOTAL
	(€ in thousands)
Jörn Aldag	484	629	25	—	—	1,138
Piers Morgan(1)	162	31	—	—	—	193
Total for Management Directors	646	660	25	—	—	1,331
Senior Management	1,791	1,437	208	—	—	3,436
Total	2,437	2,097	233	—	—	4,767

(1)                                 Piers Morgan resigned from the Company effective May 20, 2014

(2)                                 The share-based payment reflects the value of equity- settled share options expensed during the year, as required by IFRS 2 as well as the RSU granted in 2014 to Jorn Aldag.

The total remuneration (excluding share-based payments) paid to or for the benefit of members of the Management Board and Senior Management in 2014 amounted to approximately €2,670,000 (2013: €2,017,000).

The table below sets out a breakdown in the remuneration for the year ended December 31, 2013 of the members of the Management Board and Senior Management:

YEAR ENDED DECEMBER 31, 2013 (in thousands €)	SHORT TERM EMPLOYEE BENEFITS	SHARE-BASED PAYMENTS(1)	POST- EMPLOYMENT BENEFITS	OTHER LONG TERM BENEFITS	TERMINATION BENEFITS	TOTAL
	(€ in thousands)
Jörn Aldag	480	266	41	—	—	787
Piers Morgan	267	111	19	—	—	397
Total for Management Directors	747	377	60	—	—	1,184
Senior Management	1,101	873	109	—	—	2,083
Total	1,884	1,250	169	—	—	3,267

(1)                                 The share-based payment reflects the value of equity- settled share options expensed during the year, as required by IFRS 2

The table below sets out a breakdown in the remuneration for the year ended December 31, 2012 of the members of the Management Board and Senior Management:

YEAR ENDED DECEMBER 31, 2012 (in thousands €)	SHORT TERM EMPLOYEE BENEFITS	SHARE-BASED PAYMENTS(1)	POST- EMPLOYMENT BENEFITS	OTHER LONG TERM BENEFITS	TERMINATION BENEFITS	TOTAL
	(€ in thousands)
Jörn Aldag	437	359	64	—	—	860
Piers Morgan	258	150	28	—	—	436
Total for Management Directors	695	509	92	—	—	1,296
Senior Management	689	452	41	—	—	1,182
Total	1,384	961	133	—	—	2,478

Shares and Share Options Held by Key Management

Options

	NUMBER OF OPTIONS AT JANUARY 1, 2014	OPTIONS GRANTED DURING THE YEAR	OPTIONS LAPSED/EXPIRED DURING THE YEAR	NUMBER OF OPTIONS AT DECEMBER 31, 2014
Jörn Aldag	337,565	112,500	—	450,065
Piers Morgan	140,652	—	—	140,652
Senior Management	674,608	220,000	—	894,608
Total	1,152,825	332,500	—	1,485,325

Piers Morgan resigned from the Company effective May 20, 2014.

Ordinary Shares

NUMBER OF SHARES
Jörn Aldag	39,389
Piers Morgan	27,805
Senior Management	16,254
Total	83,448

Restricted Stock Units (RSU’s)

	NUMBER OF RSU’s AT JANUARY 1, 2014	RSU’s GRANTED DURING THE YEAR	RSU’s LAPSED/EXPIRED DURING THE YEAR	NUMBER OF RSU’s AT DECEMBER 31, 2014
Jörn Aldag	—	179,068	—	179,068
Total	—	179,068	—	179,068

Pursuant to an agreement dated October 8, 2014 Jorn Aldag was granted, effective August 26, 2014 a total of 179,068 Restricted Stock Units. All of these RSU’s will vest on the February 6, 2016.

Receivables and Payables Key Management

	December 31,
(in thousands €)	2013	2014
Receivables from Senior Management	22	22
Total	22	22

These receivables relate to certain wage tax liabilities settled by AMT on behalf of senior management in connection with purchases of AMT depositary receipts in 2007; these amounts are repayable to uniQure on sale of the related Company’s ordinary shares or on the respective employee ceasing to be employed by the Company.

32. Litigation and Arbitration

On December 11, 2013, the Company received a formal request for arbitration from Extera Partners, a consulting firm based in Cambridge, Massachusetts, alleging a fee to be due in respect of consulting services provided to the Company in connection with a partnering transaction. The request for arbitration was received by the International Court of Arbitration at the International Chamber of Commerce on December 12, 2013. The amount claimed is $100,000 plus 2.5% of all proceeds, including equity investments, the Company received from Chiesi pursuant to its collaboration agreements entered into in the second quarter of 2013. The Company’s engagement letter with Extera Partners contains a cap limiting the maximum liability to €5,000,000.

On May 12, 2014, the ICC appointed and confirmed a sole arbitrator. On October 1, 2014, Extera Partners LLC filed its Statement of Case which includes an estimated claim based on the formula mentioned above and on Extera’s estimate of potential future revenues. A final merits hearing has been scheduled for July 2015. The Company has denied the claim and intends to vigorously defend against it.

33. Events After the Balance Sheet Date

The Company announced that Matthew Kapusta has joined uniQure’s management team as Chief Financial Officer effective January 1, 2015.

On January 14, 2015 Treeway announced a License and Collaboration Agreement between the Company and Treeway to Develop a Gene Therapy for Amyotrophic Lateral Sclerosis (ALS). Treeway is a biotechnology company and has been founded by entrepreneurs Bernard Muller and Robbert Jan Stuit, both diagnosed with ALS. Treeway’s strategy is founded on a cohesive combination of approaches that together should provide the highest likelihood of bringing successful treatments for ALS to the patient in the short term. Under the terms of the agreement there will be no upfront or milestone payments. Treeway is responsible for the development of the therapy and the Company would be entitled to receive payments for manufacturing as well as commercial rights in North and South America and Japan.

On January 21, 2015 the Company filed its Statement of Defense with the International Chamber of Commerce, in the pending litigation regarding the Extera claim.

On January 31, 2015 we entered into a collaboration and license agreement with Synpromics Ltd. for the discovery and selection of promoters with improved activity. Under this agreement, uniQure has the exclusive rights to five selected promoter sequences for driving gene expression in liver cells using AAV mediated gene therapy. Synpromics has generated a patent protected technology to create a rationally designed library of DNA fragments which can be used to assemble synthetic promoters with improved activity. Under the agreement Synpromics and uniQure collaborate in the selection of the promoters using Synpromics’ protected technology to create rationally designed libraries of DNA fragments, which can be used to assemble synthetic promoters with superior characteristics. We are required to make payments for pre-clinical, clinical and regulatory milestones under this collaboration as well as low single digit royalties.

On April 6, 2015, the Company entered into agreements with BMS, which provide BMS exclusive access to uniQure’s gene therapy technology platform for multiple targets in cardiovascular and other target-specific disease areas. The collaboration includes the Company’s proprietary congestive heart failure gene therapy program, which has demonstrated in advanced preclinical models that it can restore the ability to synthesize S100A1, a calcium sensor and master regulator of heart function, and increase survival rates after myocardial infarction. In addition, the Company will collaborate with BMS on up to nine additional gene therapy targets addressing a broad range of cardiovascular and other target-specific disease areas. uniQure will be responsible for discovery, preclinical development, and CMC, and will provide BMS its vector technologies and access to its industrial, proprietary insect-cell based manufacturing platform. uniQure will be responsible for CMC portions of regulatory filings, and will co-operate with BMS in the preparation of all regulatory materials and interactions with regulatory authorities. BMS will be responsible for clinical development and all commercial activities across all programs.

The financial terms consist of guaranteed, near-term payments to uniQure of at least $97 million, including an upfront payment of $50 million to be made at the closing of the transaction. The closing of the transaction is expected to occur in the second quarter of 2015, subject to Hart-Scott-Rodino clearance and customary closing conditions, which are considered by Management to be reasonably certain of being satisfied. An additional $15 million payment is to be received following the selection of three additional collaboration targets, in addition to the S100A1 program, within three months of the closing. In addition, an initial equity investment in uniQure will be made for a number of shares that will equal 4.9% of the total number of shares outstanding following such issuance, at a purchase price of $33.84 per share, or at least $32 million in total. This investment is expected to be completed in the second quarter of 2015. BMS is also obligated to make an additional equity investment in uniQure for a number of shares that will equal 5.0% of the total number of shares outstanding following such issuance by December 31, 2015 and will be granted two warrants to acquire up to an additional 10% equity interest, at a premium to market, based on additional targets being introduced into the collaboration. The parties have also agreed to enter into a supply contract, under which uniQure will undertake the manufacturing of all gene therapy products under the collaboration.

On April 9, 2015 the Company announced the pricing of its follow-on public offering of 3,000,000 ordinary shares at price to the public of $29.50 per ordinary share. After deducting underwriting discounts but before share issuance expenses, the net proceeds of the follow-on public offering were $83.2 million (€77.2 million). In addition, uniQure granted the underwriters a 30-day option to purchase up to an additional 450,000 ordinary shares from uniQure at the public offering price, less underwriting discounts. The offering closed on April 15, 2015. The securities are being offered pursuant to a shelf registration statement on Form F-3 filed with the Securities Exchange Commission (the “SEC”) on March 3, 2015 and declared effective on March 13, 2015.

On April 8, 2015, the Company received a copy of a preliminary assessment report on Glybera prepared by the rapporteur designated by the Committee for Advanced Therapies (CAT), which is the committee that advises the Committee for Human Medicinal Products (CHMP) on gene therapies.  The preliminary report was a response to the Company’s submission to the European Medicines Agency (EMA) on September 5, 2014 of a Type II variation, which proposed an amendment to the Glybera Summary of Product Characteristics (SPC) to reflect certain information from the six year follow up data included in the Company’s final clinical study report.  The preliminary assessment report, which represented the sole view of the rapporteur, stated that Glybera lacked efficacy and therefore the benefit-risk balance was negative. The rapporteur’s preliminary report was provided to the CAT for further discussion in advance of the CAT’s monthly meeting on April 16-17.

On April 24, the Company received a copy of the final assessment report prepared by the CAT and endorsed by the CHMP, which states the following:

“At the April CAT meeting, the CAT discussed the negative rapporteur recommendation on the benefit risk of Glybera. The CAT did not agree with the negative view of the rapporteur and concluded by majority on the following recommendation presented below:

“The efficacy of Glybera needs to be considered in its totality as defined in the initial approval taking into account, the criteria considered at time of initial approval:

•                  the persistence of LPL (lipoprotein lipase) activity

•                  the evidence of an effect on lipids, in particular the post prandial CM (chylomicron),

•                  the evidence presented on the reduction in the rate of pancreatitis”

In accordance with the Company’s Type II variation request, the CAT will continue to evaluate the six year follow up data and has requested supplemental information, which the Company is currently preparing.

On April 28, the Company informed the Federal Joint Committee (G-BA), which is responsible for the commercialization of Glybera in Germany, of its receipt of the final assessment report from the CAT.  Previously, the G-BA had put its ongoing benefit assessment of Glybera on hold to await the final assessment of the CAT and the CHMP regarding benefit/risk.  Based on the recommendations stated in the final assessment report, the Company has requested the G-BA to immediately resume its benefit assessment of Glybera.

The Company continues to believe that the clinical data from its Glybera development program, including the six-year follow-up data, support the long-term value and efficacy.  However, the Company can provide no assurance regarding the final conclusions of the EMA and G-BA.  Any adverse outcomes could require the Company to expend significant additional resources to support its conclusions or could have a material negative impact on the revenue expectations for Glybera.

No other events occurred after the balance sheet date that would have a material impact on the result or financial position of uniQure.

Company-only Financial Statements

Balance Sheet of uniQure N.V.	111
Income Statement of uniQure N.V.	112
Notes to the Company-only Financial Statements	113

Balance Sheet of uniQure N.V.

(€ in thousands)

		As of December 31,
	NOTE	2013	2014
Assets

Non-current assets
Financial fixed assets	B	7,372	45,029
Non-current assets		7,372	45,029

Current assets
Cash and cash equivalents		276	18
Total current assets		276	18
Total assets		7,648	45,047
Equity
Share capital		610	905
Share premium		37,056	100,708
Other reserves		6,536	17,149
Accumulated deficit		(37,371)	(74,411)
Total equity	C	6,831	44,351
Liabilities
Current liabilities
Social security and other personnel related	D	95	51
Debt to related party—embedded derivative	E	722	645
Total liabilities		817	696
Total equity and liabilities		7,648	45,047

The accompanying notes form an integral part of these company-only financial statements.

Income Statement of uniQure N.V.

(€ in thousands)

	Year ended December 31,	Year ended December 31,
	2013	2014
Income from subsidiaries after taxes	(20,632)	(27,653)
Result uniQure N.V.	(6,188)	(9,387)
Net result	(26,820)	(37,040)

The accompanying notes form an integral part of these company-only financial statements.

Notes to the Company-only Financial Statements

A.

1. General

The company-only financial statements are part of the 2014 Financial Statements of uniQure N.V.. On February 10, 2014, the Company converted from a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands into a public company with limited liability (naamloze vennootschap), and changed its legal name from uniQure B.V. to uniQure N.V.

With reference to the company-only income statement of uniQure N.V., use has been made of the exemption pursuant to Section 402 of Book 2 of the Dutch Civil Code. For setting the principles for the recognition and measurement of assets and liabilities and determination of the result for its company-only financial statements, uniQure N.V. makes use of the option provided in Section 2:362 (8) of the Dutch Civil Code.

In the company-only financial statements, investments in subsidiaries are presented according to the equity method.

UniQure N.V. forms a fiscal unity with its subsidiaries for income tax purposes. In accordance with the standard conditions, a company and its subsidiaries that form the fiscal unity are jointly and severally liable for tax payable by the fiscal unity. The allocation of the tax expense will be considered at the time when the company will be eligible to process tax expenses.

The financial statements of the Company are prepared on a going concern basis taking into account the agreements signed with Bristol Myers Squibb on April 6, 2015 and the completion on April 15, 2014 of the follow-on public offering of 3,000,000 ordinary shares.

2. Basis of preparation

These company-only financial statements are prepared based on IFRS recognition and measurement principles as issued by the International Accounting Standards Board and as adopted by the European Union for the two financial years ended December 31, 2013 and 2014. Please see the Notes to the consolidated Financial Statements for a description of these recognition and measurement principles.

uniQure N.V. was incorporated on January 10, 2012 and the period from incorporation to December 31, 2012 is the first for which uniQure prepared financial statements.

The combination of uniQure and the AMT Business has been accounted for as a reverse acquisition in accordance with IFRS 3. Consequently, on a consolidated basis the consolidated Financial Statements of uniQure present a continuous trading record including the financial record of AMT. The requirement to show a continuous trading record, including the financial record of AMT does not apply to company-only financial statements.

3. Other matters

On January 20, 2014, the shareholders of the Company approved, and on January 21, 2014 the Supervisory Board of the Company confirmed, a 5-for-1 consolidation of shares, which had the effect of a reverse share split, that became effective on January 31, 2014.

On February 5, 2014 the Company successfully completed its initial public offering (Nasdaq symbol ‘QURE’), placing 5,400,000 shares at $17 per share, raising total gross proceeds of $91.8 million (€67.3 million) and net proceeds of $85.4 million (€62.6 million) after commissions but before expenses. In 2014, as disclosed in note 12 of the consolidated Financial Statements, the Company processed further share issuances resulting from the exercising of options granted to staff and consultants.

On April 9, 2015 the Company announced the pricing of its follow-on public offering of 3,000,000 ordinary shares at price to the public of $29.50 per ordinary share. After deducting underwriting discounts but before share issuance expenses, the net proceeds of the follow-on public offering were $83.2 million (€77.2 million). In addition, uniQure granted the underwriters a 30-day option to purchase up to an additional 450,000 ordinary shares from uniQure at the public offering price, less underwriting discounts. The offering closed on April 15, 2015..

B. Financial fixed assets

uniQure N.V. holds the following direct subsidiaries:

Name	Percentage of shares owned	Statutory seat
uniQure biopharma B.V.	100%	Amsterdam
uniQure IP B.V.	100%	Amsterdam

(€ in thousands)	Loans to Subsidiaries(1)	Subsidiaries	Total
At January 1, 2014
Cost	34,658	2,547	37,205
Accumulated Amortization and Impairment	(27,286)	—	(27,286)
Accumulated losses	—	(2,547)	(2.547)
Net Book amount	7,372	—	7,372
Year ended December 31, 2014
Opening net book amount	7,372	—	7,372
Additions	64,169	—	64,169
Impairment	(26,512)	—	(26,512)
Closing net book amount	45,029	—	45,029
At December 31, 2014
Cost	98,827	2,547	101,374
Accumulated Amortization and Impairment	(53,798)	—	(53,798)
Accumulated losses	—	(2,547)	(2,547)
Net Book amount	45,029	—	45,029

(1)              At December 31, 2014 uniQure biopharma B.V had a negative net equity amounting to €53,798,000 compensated by a long term receivable to uniQure N.V. from uniQure biopharma B.V. and its subsidiaries amounting to €98,827,000, giving a net receivable amount of € 45,029,000. The long term receivable is considered as part of the long term investment in the subsidiary uniQure biopharma B.V.

C. Shareholders’ Equity

During the period covered by these company-only financial statements uniQure had a single class of shares which are denominated as ordinary shares.

	Attributable to equity holders of the Company
(€ in thousands)	Share capital	Share premium	Other reserves	Accumulated deficit	Total equity
Balance at December 31, 2013	610	37,056	6,536	(37,371)	6,831
Result for the year	—	—	—	(37,040)	(37,040)
Other Comprehensive Income	—	—	1,149	—	1,149
Capital contributions	295	64,320	—	—	64,615
Share Issuance Costs	—	(668)	—	—	(668)
Share-based payment expenses	—	—	9,464	—	9,464
Balance at December 31, 2014	905	100,708	17,149	(74,411)	44,351

Further disclosures on the various elements of the above overview can be found in notes 12 and 13 of the consolidated Financial Statements.

As of December 31, 2014, a total of 18,092,194 shares were issued and paid up in full at a nominal value of €0.05 per share (2013: 12,194,906, 2012: 9,653,495 shares at €0.05 per share). Of these, 5,897,288 are presented as being issued during the year (2013: 2,541,411 and 2012: 4,902,473 shares).

The total payment with respect to these shares issued during the period is presented as €64,615,000 (2013: €27,791,000 and 2012: €15,094,000).

The differences between equity on a consolidated and a company-only basis are explained as follows:

There is a difference of €1,267,000 with the equity as presented in the consolidated Financial Statements, reflecting the negative equity position of uniQure N.V.’s subsidiary, uniQure IP B.V., as it is not permitted to make additional provision against the negative equity of uniQure biopharma B.V., and therefore this subsidiary is valued at €nil in the balance sheet of uniQure N.V. There is no difference in the net result between the company only and the consolidated Financial Statements.

D. Liabilities in relation to remuneration of the Management Board and Supervisory Board

For the period ending December 31, 2014 the Company recorded an amount of €51,000 (December 31, 2013: €95,000) for social security and payroll tax obligations, in relation to the Management Board..The associated expenses are recharged to and borne by uniQure biopharma BV, the operating entity within the Group; please refer to Note 31 of the consolidated Financial Statements.

In addition to Note 31 please note that the total remuneration of the members of the Management Board in 2014 amounted to €1,331,000 (Short term compensation of €646,000, Pension of €25,000 and share based payments of €660,000; For 2013 these numbers are a total of €1,184,000; broken out in: €747,000, €60,000 and €377,000 respectively). The remuneration of the Supervisory Directors in 2014 amounted to €3,509,000 (2013: €400,000).

Personal loans or guarantees have not been provided by any member of the uniQure Group to any member(s) of the Supervisory Board, nor to any member(s) of the Management Board.

After the departure of the previous CFO, Piers Morgan, in May 2014 the Management Board consisted only of Jorn Aldag, CEO. The 2014 share based payments for the management board consisted of expenses related to the acceleration of the vesting of options under the 2012 Plan, the newly adopted 2014 Option Plan and expenses related to the Restricted Stock Units granted to Jorn Aldag during 2014.

E. Debt to related parties

In December 2012 the Company issued convertible loan notes. These comprise both a financial liability element and an embedded derivative which is accounted for as a financial liability. During the period ending December 31, 2013, the Company converted the loan into equity; surviving at December 31, 2013 and December 31, 2014 were only warrants owned by the previous holders of the convertible loan; as described in Notes 15 in the consolidated Financial Statements.

F. Audit Fees

The following table sets forth, for each of the years indicated, the fees billed by our independent public accountants and the percentage of each of the fees out of the total amount billed by the accountants. The amount presented in audit fees for 2013 was driven by IPO preparation related procedures.

	Year ended December 31, 2013		Year ended December 31, 2014
	EUR’000%		EUR’000%
Audit of the financial statements	1,021	98%	635	96%
Other audit procedures	—	—%	—	0%
Tax services	20	2%	29	4%
Total	1,041	100%	664	100%

The fees listed above relate to the procedures applied to the Company and its consolidated group entities by accounting firms and external auditors as referred to in Section 1, subsection 1 of the Dutch Accounting Firms Oversight Act (Dutch acronym: Wta), as well as by Dutch and foreign-based accounting firms, including their tax services and advisory groups.

G. Signing of the Financial Statements

Amsterdam, May 1, 2015

Statutory Directors	Supervisory Directors

Jörn Aldag, Chief Executive Officer	Ferdinand Verdonck, Chairman

Sander van Deventer, Member

Joseph Feczko, Member

David Schaffer, Member

Sander Slootweg, Member

Paula Soteropoulos, Member

Will Lewis, Member

Other Information

Independent Auditor’s Report	119
Statutory Arrangement Concerning the Appropriation of Profit	121
Proposed Result Appropriation for the Financial Year 2014	121

Independent Auditor’s Report to the General Meeting of uniQure N.V.

Report on the financial statements

We have audited the accompanying financial statements 2014 of uniQure N.V., Amsterdam-Zuidoost. The financial statements include the consolidated financial statements and the company financial statements. The consolidated financial statements comprise the consolidated balance sheet as at 31 December 2014, the consolidated statements of comprehensive loss, changes in (deficit)/equity and cash flows for the year then ended and the notes, comprising a summary of significant accounting policies and other explanatory information. The company financial statements comprise the company balance sheet as at 31 December 2014, the company income statement, changes in (deficit)/equity for the year then ended and the notes, comprising a summary of accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Dutch Civil Code, and for the preparation of the management board report in accordance with Part 9 of Book 2 of the Dutch Civil Code. Furthermore, management is responsible for such internal control as it determines is necessary to enable the preparation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. This requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements give a true and fair view of the financial position of uniQure N.V. as at 31 December 2014, and of its result and its cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Dutch Civil Code.

Report on other legal and regulatory requirements

Pursuant to the legal requirement under Section 2: 393 sub 5 at e and f of the Dutch Civil Code, we have no deficiencies to report as a result of our examination whether the management board report, to the extent we can assess, has been prepared in accordance with Part 9 of Book 2 of this Code, and whether the information as required under Section 2: 392 sub 1 at b-h has been annexed. Further we report that the management board report, to the extent we can assess, is consistent with the financial statements as required by Section 2: 391 sub 4 of the Dutch Civil Code.

Utrecht, May 1, 2015
PricewaterhouseCoopers Accountants N.V.

A.C.M. van der Linden RA

Statutory Arrangement Concerning the Appropriation of Profit

The statutory arrangements regarding the appropriation of the profit is described in article 10.1 of the articles of association:

10.1. Profit and loss / Distributions on Shares.

10.1.1. The Management Board will keep a share premium reserve and profit reserve for the Shares.

10.1.2. The Company may make distributions on Shares only to the extent that its shareholders’ equity exceeds the sum of the paid-up and called-up part of the capital and the reserves which must be maintained by law.

10.1.3. Distributions of profit, meaning the net earnings after taxes shown by the adopted Annual Accounts, shall be made after the adoption of the Annual Accounts from which it appears that they are permitted, without prejudice to any of the other provisions of these articles of association.

10.1.4. The Management Board may determine, subject to the approval of the Supervisory Board, that any amount out of the profit shall be added to the reserves.

10.1.5. The profit remaining after application of article 10.1.4 shall be at the disposal of the General Meeting, which may resolve to carry it to the reserves or to distribute it among the Shareholders.

10.1.6. On a proposal of the Management Board — which proposal must be approved by the Supervisory Board — the General Meeting may resolve to distribute to the Shareholders a dividend in the form of Shares in the share capital of the Company.

10.1.7. Subject to the other provisions of this article 10.1 the General Meeting may, on a proposal made by the Management Board — which proposal must be approved by the Supervisory Board — resolve to make distributions to the Shareholders to the debit of one (1) or several reserves which the Company is not prohibited from distributing by virtue of the law.

10.1.8. No dividends shall be paid on Shares held by the Company in its own share capital, unless such Shares are encumbered with a right of use and enjoyment (vruchtgebruik) or pledge.

Proposed Result Appropriation for the Financial Year 2014

The General Meeting of Shareholders will be proposed to debit accumulated deficit with the loss for 2014 of €37,040,000.